    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 13, 1997

                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                        TEXAS BIOTECHNOLOGY CORPORATION
             (Exact name of registrant as specified in its charter)

                 DELAWARE                                  13-3532643
     (State or other jurisdiction of                    (I.R.S. Employer
      incorporation or organization)                 Identification Number)

                         7000 FANNIN STREET, SUITE 1920
                              HOUSTON, TEXAS 77030
                                 (713) 796-8822
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                              DAVID B. MCWILLIAMS
                        TEXAS BIOTECHNOLOGY CORPORATION
                         7000 FANNIN STREET, SUITE 1920
                              HOUSTON, TEXAS 77030
                                 (713) 796-8822
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                With copies to:

          ROBERT G. REEDY, ESQ.                        JI HOON HONG, ESQ.
         PORTER & HEDGES, L.L.P.                      SHEARMAN & STERLING
        700 LOUISIANA, SUITE 3500                     599 LEXINGTON AVENUE
           HOUSTON, TEXAS 77002                     NEW YORK, NEW YORK 10022
              (713) 226-0600                             (212) 848-4000

     Approximate date of commencement of proposed sale to the public: as soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE

========================================================================================================
               TITLE OF EACH CLASS OF                      PROPOSED MAXIMUM            AMOUNT OF
             SECURITIES TO BE REGISTERED                  OFFERING PRICE(1)         REGISTRATION FEE
--------------------------------------------------------------------------------------------------------
Common stock, $.005 par value........................        $28,437,500               $8,617.43
========================================================================================================

(1) Estimated pursuant to Rule 457(o) solely for the purpose of calculating the registration fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 13, 1997

PROSPECTUS

                                5,000,000 SHARES

                        TEXAS BIOTECHNOLOGY CORPORATION
                                     [LOGO]

                                  COMMON STOCK

                          ---------------------------

     All of the shares of Common Stock (the "Common Stock") offered hereby are being sold by Texas Biotechnology Corporation (the "Company" or "TBC"). The Common Stock is traded on the American Stock Exchange, Inc. ("AMEX") under the symbol "TXB." On August 12, 1997, the last reported sale price of the Common Stock was $5 1/4 per share. See "Price Range of Common Stock."

    THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 8.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
         ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================================================
                                                  Price to        Underwriting Discounts      Proceeds to
                                                   Public           and Commissions(1)         Company(2)
---------------------------------------------------------------------------------------------------------------
Per Share................................            $                      $                      $
---------------------------------------------------------------------------------------------------------------
Total(3).................................            $                      $                      $
===============================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses estimated at $350,000, payable by the Company.

(3) The Company has granted the Underwriters a 45-day option to purchase up to 750,000 additional shares of Common Stock on the same terms and conditions as set forth herein solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $          , $          and
    $          , respectively. See "Underwriting."

                          ---------------------------

     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates representing such shares of Common Stock will be made at the offices of Lehman Brothers Inc., New York, New York on or about
            , 1997.

                          ---------------------------

LEHMAN BROTHERS                                         PAINEWEBBER INCORPORATED

          , 1997

                                    GRAPHICS

     The graphic depicts a cutaway view of an artery which displays the Company's targeted indications, and which is labeled with the Company's target compounds including: (i) thrombosis -- NOVASTAN(R); (ii) vasoconstriction -- endothlin receptor antagonist, TBC 11251; (iii) leukocyte -- selectin antagonist, vascular cell adhesion molecule; (iv) vascular smooth muscle cell proliferation -- fibroblast growth factor antagonist; (v) angiogenesis -- vascular endothelial growth factor; and (vi) apoptosis -- tumor necrosis factor and caspases antagonists.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK PRIOR TO THE PRICING OF THE OFFERING FOR THE PURPOSES OF MAINTAINING THE PRICE OF THE COMMON STOCK, THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  This Prospectus may contain trademarks and service marks of other companies.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials also can be inspected at the offices of AMEX, 86 Trinity Place, New York, New York 10006, on which the Common Stock is listed. In addition, the Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission.

     The Company has filed with the Commission a Registration Statement on Form S-3 (including any amendments thereto, the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby (this "Offering"). This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements made in this Prospectus regarding the contents of any contract or document filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents which have previously been filed by the Company with the Commission under the Exchange Act are incorporated herein by reference:

          (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

          (2) A description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A effective December 15, 1993 (Commission File No. 1-12574).

          (3) The Company's Current Report on Form 8-K dated March 14, 1997.

          (4) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus incorporates documents by reference which are not delivered herewith. Copies of these documents, other than the exhibits thereto (unless such exhibits are specifically incorporated by reference in such documents), are available upon written or oral request, at no charge, from the Company. Requests for such copies should be directed to Stephen L. Mueller, vice president of administration, secretary and treasurer of the Company, at 7000 Fannin Street, Suite 1920, Houston, Texas 77030, or at (713) 796-8822.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere in this Prospectus and the documents incorporated herein by reference. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. This Offering involves a high degree of risk. Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

     Texas Biotechnology Corporation is a biopharmaceutical company engaged in discovering, developing and commercializing synthetic small molecule drugs primarily for cardiovascular indications. TBC's research philosophy is based upon combining its expertise in vascular biology with its advanced computational chemistry capabilities to identify and develop small molecule compounds. The Company's research and development programs are currently focused on inhibitors (also referred to as antagonists or blockers) of thrombosis, vasospasm/hypertension, vascular inflammation, vascular proliferative disease, angiogenesis and apoptosis. The Company has filed a new drug application ("NDA") with the United States ("U.S.") Food and Drug Administration (the "FDA") for its lead product candidate, NOVASTAN(R) (argatroban) for use as an anticoagulant in patients with heparin-induced thrombocytopenia ("HIT"). NOVASTAN(R) is also in Phase II clinical trials for the treatment of acute myocardial infarction ("AMI"). The Company has begun Phase II clinical trials for TBC 11251 (TBC's lead compound for vasospasm/hypertension) in congestive heart failure ("CHF") and expects to begin Phase II clinical trials for TBC 1269 (TBC's lead compound for vascular inflammation) in allergic asthma during the third quarter of 1997. TBC has licensed the U.S. and Canadian rights to NOVASTAN(R) from Mitsubishi Chemical Corporation ("Mitsubishi"). The Company has entered into a collaboration with SmithKline Beecham plc ("SmithKline") regarding the commercialization and development of NOVASTAN(R) and has entered into collaborations with Synthelabo S.A., the pharmaceutical division of L'Oreal S.A. ("Synthelabo"), and LG Chemical, Ltd. ("LG Chemical") regarding other compounds, as described below.

     The Company's lead product candidate is NOVASTAN(R), a direct thrombin inhibitor that is being developed for various indications as an anticoagulant alternative to heparin. Approximately 275,000 patients treated with heparin in the U.S. annually develop the immunological reaction known as HIT which may lead to a potentially life-threatening thrombosis (blood clot). Because there is no current drug treatment for HIT in the U.S., the Company has initially focused on the therapeutic and commercial potential of NOVASTAN(R) in this indication. In addition, TBC is developing NOVASTAN(R) for patients who have an AMI and receive thrombolytic therapy (approximately 250,000 patients in the U.S. annually). NOVASTAN(R) is marketed in Japan for ischemic stroke, peripheral arterial occlusion and hemodialysis in patients with antithrombin III deficiency. Approximately 133,000 patients have been treated with NOVASTAN(R) in Japan since its introduction in 1990.

     TBC's internal research has produced several small molecule product candidates in the areas of vasospasm, hypertension and vascular inflammation. The Company's lead compound for the treatment of CHF is TBC 11251, a synthetic small molecule receptor antagonist that selectively blocks endothelin(A) receptors which are believed to be associated with vasoconstriction (constriction of blood flow through blood vessels). In the area of vascular inflammation (which can result in asthma, reperfusion injury, or psoriasis), the Company has identified several compounds, including TBC 1269, which in preclinical studies have shown efficacy in inhibiting acute inflammation. The Company has begun Phase II clinical trials for TBC 11251 in CHF and expects to begin Phase II clinical trials for TBC 1269 in allergic asthma during the third quarter of 1997.

     The Company is conducting research in the vascular proliferative disease area (which can result in coronary restenosis after angioplasty) to identify antagonists against the biological activity of fibroblast growth factor ("FGF"), a protein which triggers growth of smooth muscle cells in blood vessels, and is continuing to optimize lead compounds to obtain a clinical candidate. The Company is also conducting research into treatments for the consequences of excess angiogenesis (the formation of new blood vessels from pre-existing blood vessels) and apoptosis (programmed cell death). The Company has identified a number of compounds which are undergoing further optimization prior to selection of clinical candidates.

     TBC has developed an approach to rational drug discovery, the PHARMACEUTICAL TOOLBOX(TM), that permits the conversion of bioactive peptides, oligosaccharides or proteins into small molecule drugs. The PHARMACEUTICAL TOOLBOX(TM) is comprised of a number of proprietary and non-proprietary components including rational drug design and focused compound libraries. TBC has refined its rational drug design approach to take advantage of pharmacological information already present in these biologically active molecules to develop inhibitors to their actions. This information is used in parallel with other inhibitor design technology, where appropriate, to accelerate the selection of lead compounds. The PHARMACEUTICAL TOOLBOX(TM) was used in the design of TBC 11251 and TBC 1269. The Company intends to continue the use and development of the PHARMACEUTICAL TOOLBOX(TM), and will also consider commercial applications such as licensing of this technology system to third parties.

     TBC's strategy is to identify proprietary value-added product candidates for targeted indications, and to selectively commercialize those candidates through collaborations with other pharmaceutical and biotechnology companies. In the future, the Company intends to directly commercialize its compounds for cardiovascular indications by establishing a targeted hospital-based sales force, and intends to out-license the compounds in territories outside its targeted markets, as well as the rights to any non-strategic use of its compounds.

     Licensing and Collaboration Agreements. TBC is developing and commercializing NOVASTAN(R) pursuant to licensing and collaboration agreements with Mitsubishi, SmithKline and Synthelabo. TBC has an exclusive license from Mitsubishi to use and sell NOVASTAN(R) in the U.S. and Canada for all cardiovascular, renal, neurological and immunological purposes other than use for the coating of stents. TBC is required to pay Mitsubishi specified royalties on net sales of NOVASTAN(R). TBC has also entered into several agreements with Synthelabo regarding the exchange of clinical trial data relating to TBC's and Synthelabo's respective NOVASTAN(R) clinical trials.

     On August 5, 1997, TBC entered into a Product Development, License and Co-Promotion Agreement with SmithKline (the "SmithKline Agreement"), which provides for the commercialization and development of NOVASTAN(R) in the U.S. and Canada. The SmithKline Agreement grants SmithKline exclusive marketing rights in the U.S. and Canada, subject to TBC's rights to co-promote NOVASTAN(R) under certain circumstances. Under the SmithKline Agreement, SmithKline will (i) make upfront cash payments, equity investments and milestone payments to TBC totalling up to $31.5 million, (ii) pay royalties or a percentage of profits to TBC on net sales of NOVASTAN(R), and (iii) fund a portion of TBC's clinical development of certain indications. TBC believes the SmithKline Agreement provides the financial resources and marketing expertise necessary to commercialize NOVASTAN(R). In connection with the SmithKline Agreement, Mitsubishi entered into a Supply Agreement (the "Mitsubishi Supply Agreement") with SmithKline, whereby Mitsubishi will manufacture and supply all of SmithKline's requirements for bulk NOVASTAN(R).

     TBC has also entered into collaborations with Synthelabo regarding TBC's vascular proliferation program against the action of FGF, and with LG Chemical regarding TBC's endothelin receptor and selectin antagonist programs. Both of these agreements provide Synthelabo and LG Chemical with exclusive rights to these compounds in selected territories and provide for cash payments to TBC in the form of license fees, milestone payments and equity investments, which will be used in the ongoing development of these product candidates. To date, Synthelabo and LG Chemical have provided approximately $14.8 million and $6.1 million, respectively, to TBC in connection with these collaborations. See "Business -- Research and Development Collaborations and Licensing Agreements."

     The Company's executive offices are located at 7000 Fannin Street, Suite 1920, Houston, Texas 77030. Its telephone number is (713) 796-8822.

                                  THE OFFERING

Common Stock offered....................     5,000,000 shares

Common Stock to be outstanding after
this Offering...........................     31,003,000 shares(1)

Use of proceeds.........................     To fund preclinical and clinical
                                             testing of the Company's product
                                             candidates, continued research and
                                             development, and capital
                                             expenditures. See "Use of
                                             Proceeds."

American Stock Exchange symbol..........     TXB
---------------

(1) As of June 30, 1997, does not include (i) 2,896,913 shares issuable upon exercise of options outstanding under the Company's employee stock option plan, which are currently exercisable for 1,473,628 shares, (ii) 4,082,500 shares issuable upon exercise of outstanding warrants (at $8.44 per share) and 1,264,769 shares issuable upon exercise of outstanding warrants (at $3.05 to $4.58 per share), (iii) 710,000 shares reserved for issuance upon exercise of certain options and warrants underlying such options, all of which are exercisable at $11.14 per share, (iv) the issuance of an additional 285,715 shares and warrants to acquire 142,858 shares (at an exercise price of $14.00 per share) upon acceptance of the filing and/or approval of an NDA relating to NOVASTAN(R), (v) approximately 1.0 million shares issuable upon conversion of the 4,600 outstanding shares of 5% Cumulative Convertible Preferred Stock (the "5% Preferred"), assuming that such shares were converted on June 30, 1997 at a conversion price of $4.52 and (vi) 176,992 shares purchased by SmithKline and $2.0 million of additional shares which TBC can require SmithKline to purchase on or before August 5, 1998 at the average trading price for such shares for the period beginning ten days prior to and ending nine days after TBC's notice of exercise of its rights. See Notes 2, 3 and 9 to "Consolidated Financial Statements."

                             SUMMARY FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                                AUGUST 2, 1989
                                                                                          SIX MONTHS ENDED         (DATE OF
                                             YEAR ENDED DECEMBER 31,                          JUNE 30,          INCORPORATION)
                              ------------------------------------------------------    --------------------     TO JUNE 30,
                               1992       1993        1994        1995        1996        1996        1997           1997
                              -------    -------    --------    --------    --------    --------    --------    --------------
                                                                                            (UNAUDITED)          (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues....................  $    --    $   150    $  4,719    $  7,234    $  5,406    $  3,201    $  1,490       $ 18,998
Expenses:
  Research and
    development.............    3,013      6,098       8,936      14,950      22,252      11,504       8,830         64,670
  Charge for purchase of in-
    process research and
    development.............       --      1,000       6,404       2,061          --          --          --          9,466
  General and
    administrative..........    1,995      2,591       3,992       4,693       4,068       2,125       3,071         22,543
  Restructuring and
    impairment of intangible
    assets..................       --         --          --         644         421         421          --          1,065
                              -------    -------    --------    --------    --------    --------    --------    --------------
    Total expenses..........    5,008      9,689      19,332      22,348      26,741      14,050      11,901         97,744
                              -------    -------    --------    --------    --------    --------    --------    --------------
Operating loss..............   (5,008)    (9,539)    (14,613)    (15,114)    (21,335)    (10,849)    (10,411)       (78,746)
                              -------    -------    --------    --------    --------    --------    --------    --------------
Other income (expense):
  Interest income...........      475        212       1,011       1,201         898         497         323          4,441
  Interest expense..........       --         (1)         (2)         (1)         --          --          --            (92)
  Other.....................       --         --          --          --          --          --          (6)            (6)
                              -------    -------    --------    --------    --------    --------    --------    --------------
    Total other income
      (expense).............      475        211       1,009       1,200         898         497         317          4,343
    Net loss................  $(4,533)   $(9,328)   $(13,604)   $(13,914)   $(20,437)   $(10,352)   $(10,094)      $(74,403)
    Preferred dividend
      requirement...........       --         --          --          --          --          --        (847)          (847)
    Net loss applicable to
      common shares.........  $(4,533)   $(9,328)   $(13,604)   $(13,914)   $(20,437)   $(10,352)   $(10,941)      $(75,250)
    Net loss per share......  $ (0.52)   $ (1.05)   $  (0.97)   $  (0.83)   $  (0.87)   $  (0.46)   $  (0.43)      $  (6.59)
                              =======    =======    ========    ========    ========    ========    ========    =============
Weighted average common
  shares used to compute net
  loss per share............    8,635      8,897      14,018      16,749      23,616      22,480      25,647         11,421
                              =======    =======    ========    ========    ========    ========    ========    =============

                                                                                                 JUNE 30, 1997
                                                                                           --------------------------
                                                                                           ACTUAL      AS ADJUSTED(1)
                                                                                           -------     --------------
                                                                                                  (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short term investments........................................  $ 9,294        $
Working capital..........................................................................  $ 7,891        $
Total assets.............................................................................  $14,673        $
Stockholders' equity.....................................................................  $11,329        $

---------------

(1) Adjusted to reflect the sale of five million shares of Common Stock offered
    hereby at an assumed offering price of $     per share and application of
    the net proceeds therefrom as described in "Use of Proceeds."

                                  RISK FACTORS

     In evaluating the Company and its business, prospective investors should carefully consider all of the information set forth in this Prospectus and the documents incorporated herein by reference and should give particular attention to the following risk factors.

NO ASSURANCE OF REGULATORY APPROVAL; NEED FOR EXTENSIVE CLINICAL TRIALS

     The production and marketing of the Company's products, as well as its ongoing research and development activities, are subject to regulation by governmental agencies in the U.S. and other countries. Any drug developed by the Company will be subject to rigorous preclinical and clinical testing and approval pursuant to regulations administered by the FDA, comparable agencies in other countries and, to a lesser extent, by state regulatory authorities. This approval process is likely to take several years and will involve significant expenditures.

     For example, in August 1997, the Company filed with the FDA its NDA regarding NOVASTAN(R) for use in the treatment of HIT. The Company also requested the FDA to provide expedited review and approval of the Company's NDA. The FDA, within 45 days thereafter, will notify TBC as to acceptance of the filing and if it will receive expedited review. If the NDA does not receive expedited review (which would provide for a shortened review period of approximately six months), the FDA will review the NDA under the standard process which may take more than 12 months. The refusal to accept the NDA filing and to grant expedited review could significantly impair the Company's plans to commence marketing of NOVASTAN(R) for use in the treatment of HIT.

     The cost to the Company of conducting human clinical trials for any potential product can vary dramatically based on a number of factors, including the order and timing of clinical indications pursued and the extent of development and financial support, if any, from corporate partners. Because of the intense competition in the cardiovascular market, the Company may have difficulty obtaining sufficient patient populations or clinician support to conduct its clinical trials as planned and may have to expend substantial additional funds to obtain access to such resources, or delay or modify its plans significantly. There is no assurance that the Company will have sufficient resources to complete the required regulatory review process or that the Company could survive the inability to obtain, or delays in obtaining, such approvals. There can be no assurance that clinical testing of the Company's products will provide evidence of safety and efficacy in humans, that regulatory approvals will be granted for any of the Company's products or that it will be economically feasible to commercialize any products for which regulatory approvals are granted. Approvals that may be granted will be subject to continual review, and later discovery of previously unknown problems may result in restrictions on a product's future use or withdrawal of the product from the market. Substantial changes in regulatory and reimbursement policy may affect the Company's research and development expenditures and regulatory approval of the Company's product candidates.

DEPENDENCE ON STRATEGIC RELATIONSHIPS

     The Company will rely on strategic relationships with corporate partners to provide the financing, marketing and technical support and, in certain cases, the technology necessary to develop and commercialize certain of its product candidates. TBC has entered into an agreement with Mitsubishi to license Mitsubishi's rights and technology relating to NOVASTAN(R) (the "Mitsubishi Agreement") in the U.S. and Canada for specified indications. Either party may terminate the Mitsubishi Agreement on 60 days notice if the other party defaults in its material obligations under the agreement, declares bankruptcy or is insolvent, or if a substantial portion of its property is subject to levy. Unless terminated sooner pursuant to the above described termination provisions, the Mitsubishi Agreement expires on the later of termination of patent rights in a particular country or 20 years after the first commercial sale of products in a particular country. Under the Mitsubishi Agreement, TBC has access to an improved formulation patent granted in 1993 which expires in 2010 and a use patent which expires in 2009.

     In connection with the Company's research, development and commercialization of NOVASTAN(R), in August 1997, the Company signed the SmithKline Agreement whereby the Company granted an exclusive sublicense to SmithKline relating to the continued development and commercialization of NOVASTAN(R). The SmithKline Agreement provides for the payment of royalties and certain milestone payments upon the completion of various regulatory filings and receipt of regulatory approvals. The SmithKline Agreement generally terminates on a country by country basis upon the earlier of the termination of TBC's rights under the Mitsubishi Agreement, the expiration of applicable patent rights or, in the case of certain royalty payments, the commencement of substantial third-party competition. SmithKline also has the right to terminate the agreement on a country by country basis by giving TBC at least three months written notice based on a reasonable determination by SmithKline that the commercial profile of the indication in question would not justify continued development or marketing in that country. In addition, either party may terminate the SmithKline Agreement on 60 days notice if the other party defaults in its obligations under the agreement, declares bankruptcy or is insolvent.

     In October 1994, the Company signed a collaborative agreement with Synthelabo to develop and market compounds for vascular proliferative disease derived from the Company's research programs. Synthelabo has the right to terminate the agreement any time on or after October 15, 1997 for any reason and either party has the right to terminate the contract for breach of any material obligation. If Synthelabo exercises this termination right, the license granted to Synthelabo will terminate and TBC will pay Synthelabo a royalty on net sales of any products sold in a certain territory (Europe, Middle East, Africa and countries of the former Soviet Union) for a period of time. In addition, Synthelabo may, at its option, require that the technology be transferred to and the development program be conducted by a joint venture owned by TBC and Synthelabo should TBC's "net worth", as defined in the agreement, be less than $5.0 million as of the end of any calendar quarter during the term of the agreement.

     In October 1996, the Company signed a strategic alliance agreement with LG Chemical to develop and market compounds derived from the Company's endothelin receptor and selectin antagonist programs for certain disease indications in certain territories. LG Chemical has committed to pay $10.7 million in research payments and has the right to terminate future research payments if TBC fails to meet certain milestones to be established by the parties in accordance with the agreement.

     The Company's success will depend on these and any future strategic alliances. There can be no assurance that the Company will satisfy the conditions required to obtain additional milestone payments under the existing agreements or to prevent these agreements from being terminated, some of which conditions will not be within the control of the Company. There can be no assurance that the Company will be able to enter into future strategic alliances on acceptable terms. The termination of any existing strategic alliances or the inability to establish additional collaborative arrangements may limit the Company's ability to develop its technology and may have a material adverse effect on the Company's business or financial condition.

DEVELOPMENT STAGE; TECHNOLOGICAL UNCERTAINTY

     The Company is in a development stage and has not produced or marketed any material products and, accordingly, has not begun to generate revenues from the commercialization of its product candidates. To date, the Company's resources have been dedicated to the research and development of small-molecule drugs for certain cardiovascular indications. The Company has developed lead compounds in its vasospasm/ hypertension, vascular inflammation and vascular proliferative disease programs. The commercial applications of the Company's product candidates will require further investment, research, development, preclinical and clinical testing and regulatory approvals, both foreign and domestic. There can be no assurance that the Company will be able to develop, produce at reasonable cost, or market successfully, any of its product candidates. Further, these product candidates may prove to have undesirable and unintended side effects and, in some cases, may require complex delivery systems that may prevent or limit their commercial use. All of the Company's products will require regulatory approval before they may be commercialized. Products, if any, resulting from the Company's research and development programs are not expected to be commercially available for a number of years, and there can be no assurance that any successfully developed products will generate substantial revenues or that the Company will ever be profitable.

NEED FOR ADDITIONAL FUNDS; HISTORY OF OPERATING LOSSES

     Because the Company has been unprofitable to date and expects to incur losses for the next several years as the Company invests in product research and development, preclinical and clinical testing and regulatory compliance, the Company will require substantial additional funds to complete the research and development of its product candidates, to establish commercial scale manufacturing facilities and to market its products. The Company has accumulated approximately $74.5 million in net losses through June 30, 1997. Estimates of the Company's future capital requirements will depend on many factors, including: continued scientific progress in its drug discovery programs; the magnitude of these programs; progress with preclinical testing and clinical trials; the time and costs involved in obtaining regulatory approvals; the costs involved in filing, prosecuting and enforcing patent claims; competing technological and market developments; changes in its existing research relationships; the ability of the Company to maintain and establish additional collaborative arrangements; and effective commercialization activities and arrangements. Subject to these factors, the Company anticipates that the net proceeds of this Offering, together with its existing capital resources and its other revenue sources, should be sufficient to fund its cash requirements through mid-1999. Significant expenditures may be required if unanticipated clinical trials are required to obtain regulatory approval for NOVASTAN(R) or the Company's other product candidates. As a result, the Company may need additional funds before any of its product candidates achieves regulatory approval. Notwithstanding revenues which may be produced through sales of potential future products if approved, the Company anticipates that additional funds will need to be secured to continue the required levels of research and development to reach its long term goals. The Company intends to seek such additional funding through collaborative arrangements and/or through public or private financings. There can be no assurance that additional financing will be available, or, if available, that it will be available on acceptable terms. If additional funds are raised by issuing securities, further dilution of the equity ownership of existing stockholders will result. If adequate funds are not available, the Company may be required to delay, scale back or eliminate one or more of its drug discovery or development programs or obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, product candidates or products that the Company would not otherwise relinquish.

TECHNOLOGICAL CHANGE AND COMPETITION

     The biopharmaceutical industry is undergoing rapid and significant technological change and is highly competitive. The Company's success will depend on its ability to develop and apply its technology and on its ability to establish and maintain a market for its products. Potential competitors in the U.S. and other countries include major pharmaceutical and chemical companies, specialized biotechnology firms, universities and other research institutions, many of which have substantially greater financial, technical, manufacturing and marketing capabilities than the Company. Competitors may develop products or other novel technologies that are more effective than any that have been or are being developed by the Company or may obtain FDA approval for products more rapidly than the Company. There can be no assurance that technological development by others will not render the Company uncompetitive or that the Company will be successful in establishing or maintaining its technological competitiveness.

DEPENDENCE ON QUALIFIED PERSONNEL

     The Company's success is highly dependent on its ability to attract and retain qualified scientific and management personnel. The loss of the services of the principal members of the Company's management and scientific staff may impede the Company's ability to commercialize its products. In order to commercialize its products, the Company must maintain and expand its personnel, particularly in the areas of clinical trial management, manufacturing, sales and marketing. The Company faces intense competition for such personnel from other companies, academic institutions, government entities and other organizations. There can be no assurance that the Company will be successful in hiring or retaining qualified personnel. Managing the integration of new personnel and company growth in general could pose significant risks to the Company's development and progress.

     The continued employment of David B. McWilliams, president and chief executive officer, Richard A. F. Dixon, Ph.D., vice president of research, and Richard P. Schwarz, Jr., Ph.D., vice president of clinical development and regulatory affairs is key to the Company's success. Each of these employees has an employment agreement with the Company. Mr. McWilliams' and Dr. Dixon's agreements are effective through July 15, 1998 and provide for continuing one-year extensions. Dr. Schwarz's agreement is "at will" with no specified term.

     The Company relies on consultants and advisors, including its scientific advisors, to assist the Company in formulating its research and development strategy. All of the Company's consultants and advisors are employed by employers other than the Company and may have commitments to or consulting or advisory contracts with other entities that may affect their ability to contribute to the Company.

DEPENDENCE ON SUPPLIER

     At present, Mitsubishi is the only manufacturer of NOVASTAN(R), and has entered into the Mitsubishi Supply Agreement with SmithKline to supply NOVASTAN(R) in bulk in order to meet SmithKline's and TBC's needs under the SmithKline Agreement. Should Mitsubishi fail during any consecutive nine-month period to supply SmithKline at least 80% of its requirements, and such requirements cannot be satisfied by existing inventories, the Mitsubishi Supply Agreement provides for the nonexclusive transfer of the production technology to SmithKline. However, in the event Mitsubishi terminates manufacturing NOVASTAN(R) or defaults in its supply commitment, there can be no assurance that SmithKline will be able to commence manufacturing of NOVASTAN(R) in a timely manner or that alternate sources of bulk NOVASTAN(R) will be available at reasonable cost, or at all. If SmithKline cannot commence manufacturing of NOVASTAN(R) or alternate sources of supply are unavailable or uneconomic, the Company's results of operations would be materially and adversely affected.

UNCERTAINTY REGARDING PATENTS AND PROPRIETARY INFORMATION

     The Company actively seeks patent protection for its proprietary technology, both in the U.S. and abroad. The Company's success will depend, in part, on its ability to obtain patents and to operate without infringing on the proprietary rights of others. There can be no assurance that patents issued to or licensed by the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company. There can be no assurance that the Company's pending patent applications or patent applications in preparation presently or in the future, if and when issued, will be valid and enforceable and withstand litigation. There can be no assurance that others will not independently develop substantially equivalent or superseding proprietary technology or that an equivalent product will not be marketed in competition with the Company's products, thereby substantially reducing the value of the Company's proprietary rights. There is a substantial backlog of pharmaceutical and biotechnology patent applications at the U.S. Patent and Trademark Office ("PTO"). Because patent applications in the U.S. are maintained in secrecy until patents issue, and because publication of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months, there can be no assurance that the Company will obtain patent protection for its inventions. In addition, patent protection, even if obtained, is affected by the limited period of time for which a patent is effective. Furthermore, patent positions of pharmaceutical and biotechnology companies, as well as those of academic and research institutions, are highly uncertain and involve complex legal and factual questions. This is an uncertain and developing area of the law that is potentially subject to significant change. Therefore, the scope or enforceability of claims allowed in the patents on which the Company will rely cannot be predicted with any certainty.

     The Company also relies on trade secrets, know-how and continuing technological advancement to maintain its competitive position. Although the Company has entered into confidentiality agreements with its employees and consultants, which contain assignment of invention provisions, no assurance can be given that others will not gain access to these trade secrets, that such agreements will be honored or that the Company will be able to effectively protect its rights to its unpatented trade secrets. Moreover, no assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets.

     In addition to protecting its proprietary technology and trade secrets, the Company may be required to obtain licenses to patents or other proprietary rights from third parties. No assurance can be given that any licenses required under any patents or proprietary rights would be made available on acceptable terms, if at all. If the Company does not obtain required licenses, it could encounter delays in product introductions while it attempts to design around blocking patents, or it could find that the development, manufacture or sale of products requiring such licenses could be foreclosed.

     The Company could incur substantial costs in defending any patent infringement suits or in asserting any patent rights, including those granted by third parties, in a suit with another party. The PTO could institute interference proceedings involving the Company in connection with one or more of the Company's patents or patent applications, and such proceedings could result in an adverse decision as to priority of invention. TBC has one interference proceeding pending which involves compounds not currently of commercial interest to TBC. The PTO or a comparable agency of a foreign jurisdiction could also institute re-examination or opposition proceedings against the Company in connection with one or more of the Company's patents or patent applications and such proceedings could result in an adverse decision as to the validity or scope of the patents.

POSSIBLE VOLATILITY OF STOCK PRICE; TRADING MARKET FOR COMMON STOCK

     The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In particular, the market price of the Company's securities, like that of the securities of other biopharmaceutical companies, may be highly volatile. Factors such as announcements by the Company or its competitors concerning technological innovations, new commercial products or procedures by the Company or its competitors, proposed governmental regulations and developments in both the U.S. and foreign countries, disputes relating to patents or proprietary rights, publicity regarding actual or potential medical results relating to products under development by the Company or its competitors, public concern as to the safety of biotechnology products, and economic and other external factors, as well as period-to-period fluctuations and financial results, may have a significant effect on the market price of the Company's securities.

     From time to time, there has been limited trading volume with respect to the Common Stock. In addition, there can be no assurance that there will continue to be a trading market or that any analysts will continue to provide research coverage with respect to the Common Stock. Accordingly, with respect to the Common Stock being offered hereby, no assurances can be made that such factors will not affect the market for the Common Stock.

NO MANUFACTURING, MARKETING OR SALES ACTIVITIES

     The Company has no manufacturing, marketing or product sales experience. If the Company develops any commercially marketable products, there can be no assurance that contract manufacturing services will be available in sufficient capacity to supply the Company's product needs on a timely basis. If the Company decides to build or acquire commercial scale manufacturing capabilities, the Company will require additional management and technical personnel and additional capital. No assurance can be given that the raw materials necessary for the manufacture of the Company's products will be available in sufficient quantities or at a reasonable cost. Complications or delays in obtaining raw materials or in product manufacturing could delay the submission of products for regulatory approval and the initiation of new development programs, each of which could materially impair the Company's competitive position and potential profitability. There can be no assurance that the Company will be able to enter into any other supply arrangements on acceptable terms, if at all. If at some point in the future, the Company decides to perform its own sales and marketing activities, the Company will require additional management, will need to hire sales and marketing personnel and will require additional capital. No assurance can be given that qualified personnel will be available in adequate numbers or at a reasonable cost and there can be no assurance that the Company's sales staff will achieve success in its marketing efforts.

PRODUCT LIABILITY EXPOSURE

     Product liability risk is inherent in the testing, manufacture, marketing and sale of the Company's products, and there can be no assurance that the Company will be able to avoid significant product liability exposure. Product liability insurance for the pharmaceutical industry, when available, is expensive. The Company has obtained $2.0 million of product liability insurance to cover its clinical trial programs. Pursuant to the Mitsubishi Agreement and the SmithKline Agreement, the Company is obligated to acquire additional coverage as the Company develops products. Existing coverage will not be adequate as the Company further develops products and there can be no assurance that adequate insurance coverage will be available at a reasonable cost in the future. A future product liability claim may have a material adverse effect on the business or financial condition of the Company.

UNCERTAINTY OF PHARMACEUTICAL PRICING AND RELATED MATTERS; NEED FOR
REIMBURSEMENT

     The future revenues and profitability of, and availability of capital for biotechnology companies may be affected by the continuing efforts of governmental and third-party payers to contain or reduce the costs of health care through various means. For example, in certain foreign markets, the pricing and profitability of prescription pharmaceuticals is subject to government control. There have been, and there may continue to be, a number of federal and state proposals to implement similar government control in the U.S. It is uncertain what form any health care reform legislation may take or what actions the federal, state and private payers may take in response to the suggested reforms. The Company cannot predict when any reforms will be implemented, if ever, or the effect of any implemented reform on the Company's business. There can be no assurance that any implemented reform will not have a material adverse effect on the Company's future results of operations. The Company's long-term ability to market its products successfully may depend in part on the extent to which reimbursement for the cost of such products and related treatment will be available from public and private health insurers and other organizations. Third-party payers are increasingly challenging the prices of medical products and services. The reimbursement status of newly-approved health care products is highly uncertain, and there can be no assurance that third-party coverage will be available or that available third-party coverage will enable the Company to maintain price levels sufficient to realize an appropriate return on its investment in product development.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     As of June 30, 1997, substantially all of the Company's shares of Common Stock were eligible for immediate sale in the public market, subject in the case of approximately 1.3 million shares to a contractual arrangement to not sell such shares until October 1997. Moreover, the resale of approximately 4.3 million shares are covered by currently effective Form S-3 registration statements. As part of the Company's initial public offering of securities in 1993 (the "Initial Public Offering"), warrants covering approximately 4.1 million shares (with an exercise price of $8.44 per share) were issued and remain outstanding and the shares issuable upon exercise are registered for resale on a Form S-1 registration statement. In addition, as part of the Initial Public Offering, the underwriters were issued 355,000 options to purchase units (each unit consisting of one share of Common Stock and one warrant to purchase Common Stock) at an exercise price of $11.14 per share (the warrants are also exercisable at $11.14 per share). The resale of the Common Stock underlying the units is registered on a Form S-1 registration statement. Furthermore, the resale of an aggregate of approximately 718,000 shares issuable upon exercise of other warrants (with exercise prices from $3.36 to $4.58 per share) are registered on currently effective Form S-3 registration statements. Other warrants exercisable for approximately 500,000 shares (with an exercise price of $3.66) are not currently registered for resale, but have piggyback registration rights. Approximately 2.9 million shares of Common Stock are issuable upon exercise of outstanding employee stock options and will become eligible for sale in the public markets at prescribed times in the future under Form S-8 registration statements. As of June 30, 1997, such options were exercisable to purchase approximately 1.5 million shares of Common Stock. TBC has agreed to issue to Genentech, Inc. ("Genentech"), a former licensor of NOVASTAN(R), an additional 214,286 shares of Common Stock within ten days after acceptance of the filing of the first NDA for NOVASTAN(R), and an additional 71,429 shares of Common Stock within ten days after the FDA's first approval of an NDA for NOVASTAN(R). The Company has also agreed to grant Genentech a warrant to purchase an additional 142,858 shares of Common Stock at an exercise price of $14.00 per share, subject to adjustment, within ten days after acceptance of the filing of the first NDA for NOVASTAN(R) with the FDA. The Company has granted Genentech registration rights for all of these 428,573 shares. As of June 30, 1997, the Company has reserved 2.6 million shares of Common Stock for issuance upon conversion of the outstanding 5% Preferred and estimates that approximately
1.0 million of such reserved shares may be issued. These 2.6 million shares of Common Stock reserved for issuance are registered for resale on a currently effective Form S-3 registration statement. If the price for the Common Stock falls below $2.00 per share, the number of shares issuable upon conversion of the 5% Preferred will exceed 2.6 million and any excess shares shall also be registered for resale on a Form S-3 registration statement. In total, as of June 30, 1997 the Company has reserved approximately 12.0 million shares of Common Stock for issuance pursuant to outstanding options, warrants, other contingent agreements and the 5% Preferred. Approximately 11.0 million of these shares of reserved Common Stock are registered for resale on currently effective registration statements, and substantially all of the remaining shares of reserved Common Stock are entitled to registration rights under the Securities Act. On August 5, 1997, in connection with the signing of the SmithKline Agreement, SmithKline purchased 176,922 shares of Common Stock. In addition, TBC has an option to require SmithKline to purchase $2.0 million of additional shares of Common Stock, on or before August 5, 1998, at an average trading price determinable at the time of purchase. SmithKline has piggyback registration rights with respect to these shares. The issuance of a significant number of shares of Common Stock upon the exercise of stock options and warrants, or the sales of a substantial number of shares of Common Stock pursuant to Rule 144 or otherwise, could adversely affect the market price of the Common Stock.

ANTI-TAKEOVER PROVISIONS

     The Company's Certificate of Incorporation and the Delaware General Corporation Law (the "DGCL") contain certain provisions that may delay or prevent an attempt by a third-party to acquire control of the Company. In addition, the severance provisions of employment agreements with certain members of management could impede an attempted change of control of the Company.

DILUTION RESULTING FROM 5% PREFERRED STOCK

     Each of the outstanding shares of the 5% Preferred is convertible at any time at the option of the holder thereof into such number of shares of Common Stock as is determined by dividing: (i) $1,000 (plus any accrued dividends or default payments) by (ii) the Conversion Price (defined below) in effect on the date the election to convert is made. The "Conversion Price" is calculated by determining the average of the daily low trading price of the Common Stock during the ten consecutive trading days immediately preceding the date of the conversion election and then decreasing that average price by a discount factor ranging from 6% to 17%. In addition, certain penalties related to the Company's possible inability to register for resale the Common Stock underlying the 5% Preferred may have the effect of further decreasing the Conversion Price, thereby increasing the number of shares of Common Stock issuable to the holders of the 5% Preferred upon conversion. As of June 30, 1997, the 4,600 outstanding shares of the 5% Preferred are convertible, in the aggregate, into approximately
1.0 million shares of Common Stock (exclusive of shares of Common Stock issuable upon conversion of the 5% Preferred dividends), but this amount may prove to be significantly greater in light of the factors outlined above including a decrease in the average market price for the Common Stock. Purchasers of Common Stock may therefore experience substantial dilution of their investment in the event that the holders of the 5% Preferred elect to convert their holdings of such stock into shares of Common Stock.

DILUTION AND ABSENCE OF DIVIDENDS

     The public offering price is higher than the net tangible book value per
share of the Common Stock. Assuming a public offering price of $          ,
investors purchasing shares of Common Stock as of June 30, 1997, will incur
immediate and substantial dilution in the amount of $          per share. Future
equity
financings may cause further dilution to investors. The Company has never paid dividends on its Common Stock and will not pay dividends in the foreseeable future.

LEGAL PROCEEDINGS

     The Company and certain of its officers and directors are parties to certain litigation arising out of the Company's Initial Public Offering. Given the early stage of this case, the Company is unable to evaluate its potential outcome at this time. The Company disputes these claims and intends to contest them vigorously. There can be no assurance, however, that the final disposition of this case will be favorable to the Company. See "Business -- Legal Proceedings."

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

     All statements other than statements of historical fact included in this Prospectus are "forward looking statements." Such forward looking statements include, without limitation, statements under "Risk Factors -- Need for Additional Funds; History of Operating Losses" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" regarding TBC's estimate of sufficiency of existing capital resources and ability to raise additional capital to fund cash requirements for future operations. Although TBC believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations reflected in such forward looking statements will prove to have been correct. The ability to achieve TBC's expectations is contingent upon a number of factors which include, without limitation, (i) ongoing cost of research and development activities, (ii) cost of clinical development of product candidates, (iii) attainment of research and clinical goals of product candidates, (iv) timely approval of TBC's product candidates by appropriate governmental and regulatory agencies, (v) effect of any current or future competitive products, (vi) ability to manufacture and market products commercially, (vii) retention of key personnel and (viii) obtaining and timing of sufficient financing through capital raising or collaborative agreements to fund operations.

                                USE OF PROCEEDS

     The net proceeds to the Company from this Offering are estimated to be
approximately $       million (approximately $       million if the
Underwriters' over-allotment option is exercised in full), assuming a public
offering price of $       per share and after deduction of the underwriting
discounts and commissions and estimated offering expenses. The Company
anticipates that approximately $     million of the net proceeds will be used
for the clinical development of product candidates, including NOVASTAN(R), and
approximately $     million of the net proceeds will be used to fund the
continued research and development of biopharmaceuticals for the treatment of cardiovascular and other diseases. The remaining net proceeds are expected to be used to fund capital expenditures for laboratory and office expansion, laboratory equipment and scientific instrumentation.

     The preceding represents estimates only, and actual allocation of the net proceeds for such purposes and timing of the expenditures will be dependent on various factors, including the progress of the Company's research and development programs, the results of preclinical and clinical trials, the timing of regulatory approvals, competitive developments, payments, if any, under any collaborative arrangements entered into by the Company and the availability of additional financing. Such expenditures are likely to be substantial and to exceed the net proceeds of this Offering. The Company may also use a portion of the net proceeds to acquire, by license, purchase or other arrangement, businesses, technologies, or products that complement the Company's business, although the Company does not have any agreement or understanding, nor is it presently engaged in any discussions or negotiations, with respect to any acquisition, and there can be no assurance that any acquisition will be made. The Company's board of directors has broad discretion in determining how the proceeds of this Offering will be applied.

     Pending ultimate application, the net proceeds from this Offering will be invested with other funds of the Company in cash equivalents and short-term investments, including U.S. government securities and high-grade corporate investments, commercial paper and bankers acceptances, at the discretion of the Company.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the AMEX under the symbol "TXB." The following table sets forth for the periods indicated, the high and low sale prices of the Common Stock as reported by the consolidated transaction reporting system.

                                                              HIGH     LOW
                                                              -----   -----
YEAR ENDED DECEMBER 31, 1995
First Quarter...............................................  $1 3/4   $1 1/4
Second Quarter..............................................   1 15/16  1 3/16
Third Quarter...............................................   3 3/4    1 5/16
Fourth Quarter..............................................   2 13/16  1 11/16
YEAR ENDED DECEMBER 31, 1996
First Quarter...............................................  $5 1/2   $2
Second Quarter..............................................   6 9/16   3 1/2
Third Quarter...............................................   4 7/16   2 3/8
Fourth Quarter..............................................   4 3/4    2 15/16
YEAR ENDING DECEMBER 31, 1997
First Quarter...............................................  $7 1/4   $3 7/8
Second Quarter..............................................   6 3/16   3 3/4
Third Quarter (through August 12, 1997).....................   6 1/2    4 5/8

     As of June 30, 1997 there were approximately 5,600 holders of Common Stock. On August 12, 1997, the last sale price reported on the AMEX was $5 1/4 per share.

                                DIVIDEND POLICY

     The Company has never paid dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company intends to retain any future earnings and capital for use in its business.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at June 30, 1997, and as adjusted to give effect to the sale by the Company of Common
Stock offered hereby and the application of the estimated $     million net
proceeds therefrom as described in "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Consolidated Financial Statements."

                                                                          JUNE 30, 1997
                                                                     -----------------------
                                                                      ACTUAL     AS ADJUSTED
                                                                     --------    -----------
                                                                         (IN THOUSANDS)
    Stockholders' equity:
      Preferred Stock, par value $.005 per share -- 5,000,000
         shares authorized; 4,600 shares of 5% cumulative
         convertible outstanding...................................  $     --      $    --
      Common Stock, par value $.005 per share -- 75,000,000 shares authorized; 26,003,000 shares outstanding; 31,003,000
         shares outstanding, as adjusted(1)........................       130
      Additional paid-in capital...................................    85,683
      Deficit accumulated during development stage.................   (74,484)
                                                                     --------    -----------
              Total stockholders' equity...........................    11,329
                                                                     --------    -----------
      Total capitalization.........................................  $ 11,329
                                                                     ========    =========

---------------

(1) As of June 30, 1997, does not include (i) 2,896,913 shares issuable upon exercise of options outstanding under the Company's employee stock option plan, which are currently exercisable for 1,473,628 shares, (ii) 4,082,500 shares issuable upon exercise of outstanding warrants (at $8.44 per share) and 1,264,769 shares issuable upon exercise of outstanding warrants (at $3.05 to $4.58 per share), (iii) 710,000 shares reserved for issuance upon exercise of certain options and warrants underlying such options, all of which are exercisable at $11.14 per share, (iv) the issuance of an additional 285,715 shares and warrants to acquire 142,858 shares (at an exercise price of $14.00 per share) upon acceptance of the filing and/or approval of an NDA relating to NOVASTAN(R), (v) approximately 1.0 million shares issuable upon conversion of the 4,600 outstanding shares of 5% Preferred, assuming that such shares were converted on June 30, 1997 at a conversion price of $4.52 and (vi) 176,922 shares purchased by SmithKline and $2.0 million of additional shares which TBC can require SmithKline to purchase on or before August 5, 1998 at the average trading price for such shares for the period beginning ten days prior to and ending nine days after TBC's notice of exercise of its rights. See Notes 2, 3 and 9 to "Consolidated Financial Statements."

                                    DILUTION

     The net tangible book value of the Company at June 30, 1997 was approximately $11.3 million or $0.44 per share of Common Stock. "Net tangible book value" per share is equal to the Company's total tangible assets less its total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to this Offering and the application of the estimated net proceeds therefrom as described in "Use of Proceeds," the pro forma net tangible book value of the Company at June 30, 1997 would have been approximately
$          million or $          per share. This represents an immediate
increase in net tangible book value of $          per share to existing
stockholders and an immediate dilution in net tangible book value of $ per share to purchasers of Common Stock in this Offering. The following table illustrates this per share dilution:

    Assumed public offering price(1)......................................
      Net tangible book value prior to this Offering......................  $0.44
      Increase per share attributable to sales of shares in this
         Offering.........................................................
                                                                            -----
    Pro forma net tangible book value after this Offering.................
                                                                                     -----
    Dilution in net tangible book value to purchasers in this Offering....
                                                                                     =====

---------------

(1) Before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

     The following table summarizes, on a pro forma basis as of June 30, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholders and by the purchasers of shares in this Offering.

                                                                                            AVERAGE
                                            SHARES PURCHASED        TOTAL CONSIDERATION      PRICE
                                          ---------------------    ---------------------      PER
                                            NUMBER      PERCENT      AMOUNT      PERCENT     SHARE
                                          ----------    -------    ----------    -------    -------
    Existing shareholders...............  26,003,000       84%     $                       $
    New investors.......................   5,000,000       16%
                                          ----------      ---      ---------     -----      ------
              Total.....................  31,003,000      100%
                                          ==========      ===      =========     =====      ======

The information in the foregoing tables does not give effect to the exercise of any options or warrants subsequent to June 30, 1997. As of June 30, 1997, such information does not include (i) 2,896,913 shares issuable upon exercise of options outstanding under the Company's employee stock option plan, which are currently exercisable for 1,473,628 shares, (ii) 4,082,500 shares issuable upon exercise of outstanding warrants (at $8.44 per share) and 1,264,769 shares issuable upon exercise of outstanding warrants (at $3.05 to $4.58 per share),
(iii) 710,000 shares reserved for issuance upon exercise of certain options and warrants underlying such options, all of which are exercisable at $11.14 per share, (iv) the issuance of an additional 285,715 shares and warrants to acquire 142,858 shares (at an exercise price of $14.00 per share) upon acceptance of the filing and/or approval of an NDA relating to NOVASTAN(R), (v) approximately 1.0 million shares issuable upon conversion of the 4,600 outstanding shares of 5% Preferred, assuming that such shares were converted on June 30, 1997 at a conversion price of $4.52 and (vi) 176,922 shares purchased by SmithKline and $2.0 million of additional shares which TBC can require SmithKline to purchase on or before August 5, 1998 at the average trading price for such sales for the period beginning ten days prior to and ending nine days after TBC's notice of exercise of its rights. See Notes 2, 3 and 9 to "Consolidated Financial Statements." To the extent these options and warrants are exercised and the 5% Preferred is converted, there may be further dilution to new investors.

                            SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The selected financial data presented below for each of the years in the five-year period ended December 31, 1996 are derived from the Company's consolidated audited financial statements. The financial data for the six months ended June 30, 1996 and 1997 and for the period from August 2, 1989 to June 30, 1997 have been derived from financial statements which have not been audited, but which, in the opinion of management, include all adjustments necessary for a fair presentation of such data. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results for the full year. These selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Consolidated Financial Statements."

                                                                                                                AUGUST 2, 1989
                                                                                                                   (DATE OF
                                                                                           SIX MONTHS ENDED     INCORPORATION)
                                                  YEAR ENDED DECEMBER 31,                      JUNE 30,               TO
                                     --------------------------------------------------   -------------------      JUNE 30,
                                      1992      1993       1994       1995       1996       1996       1997          1997
                                     -------   -------   --------   --------   --------   --------   --------   --------------
                                                                                              (UNAUDITED)        (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues...........................  $    --   $   150   $  4,719   $  7,234   $  5,406   $  3,201   $  1,490      $ 18,998
Expenses:
  Research and development.........    3,013     6,098      8,936     14,950     22,252     11,504      8,830        64,670
  Charge for purchase of in-process
    research and development.......       --     1,000      6,404      2,061         --         --         --         9,466
  General and administrative.......    1,995     2,591      3,992      4,693      4,068      2,125      3,071        22,543
  Restructuring and impairment of
    intangible assets..............       --        --         --        644        421        421         --         1,065
                                     -------   -------   --------   --------   --------   --------   --------      --------
        Total expenses.............    5,008     9,689     19,332     22,348     26,741     14,050     11,901        97,744
                                     -------   -------   --------   --------   --------   --------   --------      --------
Operating loss.....................   (5,008)   (9,539)   (14,613)   (15,114)   (21,335)   (10,849)   (10,411)      (78,746)
                                     -------   -------   --------   --------   --------   --------   --------      --------
Other income (expense):
  Interest income..................      475       212      1,011      1,201        898        497        323         4,441
  Interest expense.................       --        (1)        (2)        (1)        --         --         --           (92)
  Other............................       --        --         --         --         --         --         (6)           (6)
                                     -------   -------   --------   --------   --------   --------   --------      --------
    Total other income (expense)...      475       211      1,009      1,200        898        497        317         4,343
    Net loss.......................  $(4,533)  $(9,328)  $(13,604)  $(13,914)  $(20,437)  $(10,352)  $(10,094)     $(74,403)
    Preferred dividend
      requirement..................       --        --         --         --         --         --       (847)         (847)
    Net loss applicable to common
      shares.......................  $(4,533)  $(9,328)  $(13,604)  $(13,914)  $(20,437)  $(10,352)  $(10,941)     $(75,250)
    Net loss per share.............  $ (0.52)  $ (1.05)  $  (0.97)  $  (0.83)  $  (0.87)  $  (0.46)  $  (0.43)     $  (6.59)
                                     =======   =======   ========   ========   ========   ========   ========      ========
Weighted average common shares used
  to compute net loss per share....    8,635     8,897     14,018     16,749     23,616     22,480     25,647        11,421
                                     =======   =======   ========   ========   ========   ========   ========      ========

                                                        DECEMBER 31,                           JUNE 30,
                                     --------------------------------------------------   -------------------
                                      1992      1993       1994       1995       1996       1996       1997
                                     -------   -------   --------   --------   --------   --------   --------
                                                                                              (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and
  short term investments...........  $ 9,812   $23,808   $ 25,051   $ 13,920   $ 13,390   $ 17,064   $  9,294
Working capital....................    9,680    23,189     22,930     11,927     10,110     15,469      7,891
Total assets.......................   14,658    27,996     31,192     18,926     18,180     21,946     14,673
Short-term debt....................       --        80         --         --         --         --         --
Stockholders' equity...............   14,320    27,087     27,558     15,710     13,627     18,949     11,329

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors including those set forth herein under "Risk Factors" and elsewhere in this Prospectus.

     Since its inception in 1989, the Company has primarily devoted its resources to fund research, drug discovery and development. The Company has been unprofitable to date and expects to incur substantial losses for the next several years as the Company invests in product research and development, preclinical and clinical testing and regulatory compliance. The Company has sustained net losses of $74.5 million from inception to June 30, 1997. The Company has primarily financed its operations to date through certain private placements of Common Stock and debt, which have raised an aggregate of $21.3 million in net proceeds, the Initial Public Offering which raised an aggregate of $24.2 million in net proceeds including the over-allotment sold in January 1994, a private placement of Common Stock on February 13, 1996, which raised $13.0 million in net proceeds and a private placement of the 5% Preferred on March 14, 1997, which raised approximately $6.0 million in net proceeds.

     On July 25, 1994, the Company acquired all of the outstanding stock of ImmunoPharmaceutics, Inc. ("IPI") in exchange for 1,599,958 shares of Common Stock, 999,956 shares of escrowed Common Stock which were released upon satisfaction of certain research milestones, and contingent stock issue rights to acquire 1,400,000 shares of which 399,961 shares were issued upon satisfaction of certain research milestones. IPI's financial results have been included in the Company's financial statements beginning August 1, 1994. In March 1996, IPI's remaining operations in California were consolidated with the Company's Houston operations.

     The Company signed a collaborative agreement with Synthelabo on October 11, 1994. Upon consummation of the transaction, Synthelabo purchased 1,428,571 shares of Common Stock for a total of $5.0 million and paid a licensing fee of $3.0 million. In addition, Synthelabo has paid $3.0 million annually in research payments (payable in quarterly installments) for two years and paid $750,000 for the third year. During 1996, TBC signed agreements with Synthelabo to provide copies of certain clinical data. Over the life of the agreements TBC may receive as much as $2.9 million, of which $2.3 million has been received as of June 30, 1997. During October 1996, the Company executed a research and Common Stock purchase agreement with LG Chemical. LG Chemical purchased 1,250,000 shares of Common Stock for $5.0 million and committed to pay up to $10.7 million over a five-year period to develop two compounds in clinical development. Of this amount, $1.1 million has been paid and $1.0 million will be paid on December 31, 1997 and on each of June 30 and December 31 of 1998, 1999 and 2000, and $1.3 million will be paid on June 30 and December 31, 2001.

     In August 1997, the Company entered into the SmithKline Agreement, whereby SmithKline was granted exclusive rights to collaborate with TBC in the development and commercialization of NOVASTAN(R) in the U.S. and Canada for specified indications. SmithKline has paid an $8.5 million license fee to TBC and is committed to pay an additional $20.0 million in milestone payments based on the clinical development and FDA approval of NOVASTAN(R) for the indications of HIT, HIT with thrombosis syndrome ("HITTS") and AMI. In connection with the SmithKline Agreement, SmithKline purchased 176,922 shares of Common Stock for $1.0 million and agreed to purchase, at TBC's option, an additional $2.0 million in Common Stock on or before August 5, 1998, at a price per share based on an average trading price for the Common Stock for the period beginning ten days before and ending on the ninth day after TBC exercises its option. See
"Business -- Research and Development Collaborations and License
Agreements -- SmithKline."

     The Company's operating results have fluctuated significantly during each quarter, and the Company anticipates that such fluctuations, largely attributable to varying research and development commitments and expenditures, will continue for the next several years.

RESULTS OF OPERATIONS

  Six-month periods ended June 30, 1996 and June 30, 1997

     Revenues decreased from $3,200,776 in the six-month period ended June 30, 1996 to $1,490,000 in the same period of 1997, a decrease of 53%. Revenues were primarily composed of earned revenues under research agreements. Such revenues decreased primarily because of the revision to the payment terms of the Synthelabo collaborative agreement effective November 1, 1996, which substantially reduced the research payments associated with this agreement. In addition, data payments from Synthelabo were lower in 1997 as the contracts neared completion.

     Total operating expenses decreased 15% from $14,050,347 in the six-month period ended June 30, 1996 to $11,901,673 in the same period of 1997 primarily because of the decrease in research and development expenses. Research and development expenses decreased 23% from $11,504,545 in the six-month period ended June 30, 1996 to $8,830,365 in the same period of 1997. This decrease was primarily attributable to continued decreases in research and development activity related to the completion of enrollment in certain clinical trials for the compound NOVASTAN(R). General and administrative expenses increased 45% from $2,124,637 in the six-month period ended June 30, 1996 to $3,071,308 in the same period of 1997 primarily because of a non-cash charge related to the extension of the exercise period for certain stock options. Excluding the effect of the stock option extensions, general and administrative expenses decreased less than 1% to $2,118,389 in the six-month period ended June 30, 1997 compared with $2,124,637 for the same period of 1996. Restructuring and impairment charges during 1996 related to the consolidation of the IPI operations into TBC did not reoccur in 1997. However, the 1997 period included market research expenses related to NOVASTAN(R) and higher legal fees.

     Other income and expense is composed of investment income on invested funds, interest expense and foreign currency exchange gains and losses. The decrease is caused by a 36% decrease in investment income from $497,278 in the six-month period ended June 30, 1996 to $323,476 in the same period of 1997, attributed primarily to lower investment balances.

  Years Ended December 31, 1994, 1995 and 1996

     Revenues were $4,718,785, $7,234,002 and $5,405,776 during 1994, 1995 and
1996, respectively. Revenues included National Institutes of Health federal research grant income of $289,522, $227,938 and $1,727 in 1994, 1995 and 1996,
respectively. For the years 1994, 1995 and 1996, respectively, revenues also included $178,934, $217,707 and $8,939 of product sales from the Company's subsidiary IPI and $4,250,329, $6,788,357 and $5,395,110 from research agreements, data exchange agreements and collaborations with various other companies. In March 1996, IPI's operations in California were consolidated with the Company's Houston operations. Revenues from research agreements in 1994 include a $3.0 million license fee and $500,000 in research payments related to the agreement with Synthelabo. Revenues from research agreements in 1995 include $3.0 million in research payments related to the agreement with Synthelabo and a $2.0 million additional research payment from Eisai Co., Ltd. ("Eisai") for attainment of a milestone. This Eisai research agreement expired in March 1996. Revenues from research agreements in 1996 includes $2.6 million in research payments from Synthelabo and $2.3 million for data supplied to Synthelabo. Interest income was $1,011,251, $1,200,921 and $898,039, for the years 1994,
1995 and 1996, respectively. Interest income for the year 1995 was significantly higher over 1994 due to funds received in conjunction with the Synthelabo and Eisai agreements and generally higher interest rates. From 1995 to 1996, interest income declined approximately $300,000 due to lower average invested balances and a general decline in interest rates.

     Total operating expenses increased 16% from $19,332,414 in 1994 to $22,347,974 in 1995 and 20% from $22,347,974 in 1995 to $26,740,565 in 1996. The
Company recorded noncash charges for the purchase of in-process research and development of $6,404,227 and $2,061,383 during 1994 and 1995, respectively. The Company impaired the remaining goodwill associated with the IPI purchase, $643,750 at December 31, 1995, due to the expected consolidation of IPI operations into TBC's in the first half of 1996 and charged $421,165 to expense during 1996 related to restructuring IPI. The change in operating expenses would have been 52% and 34% for the years 1994 to 1995 and 1995 to 1996, respectively, without these charges. The increase from

1994 to 1995 was primarily due to inclusion of a full year of costs for IPI and increased costs associated with the clinical trials of NOVASTAN(R). The increase from 1995 to 1996 was primarily due to increases related to the costs associated with the clinical trials of NOVASTAN(R). The Company had 97 employees at December 31, 1994, of which 35 were IPI employees, 98 at December 31, 1995, of which 25 were IPI employees, and 73 at December 31, 1996.

     Research and development expenses increased 67% from $8,936,004 in 1994 to $14,949,822 in 1995 and 49% from $14,949,822 in 1995 to $22,251,895 in 1996, without including the noncash charge for purchase of in-process research and development of $6,404,227 and $2,061,383 for the years 1994 and 1995, respectively. The increase from 1994 to 1995 was primarily due to inclusion of a full year of costs for IPI and increased costs associated with the clinical trials of NOVASTAN(R). The increase from 1995 to 1996 was primarily due to the increase in clinical development expenses related to the ongoing clinical trials of NOVASTAN(R).

     General and administrative expenses increased 18% from $3,992,183 in 1994 to $4,693,019 in 1995 and decreased 13% from $4,693,019 in 1995 to $4,067,505 in
1996. The increase in 1995 was primarily due to including a full year of IPI's general and administrative expenses of $814,724 and legal expenses related to shareholder lawsuits and patent applications for TBC's compounds. The decrease in 1996 was primarily due to the restructuring of IPI and the related decrease in general and administrative expenses. In addition, legal expenses decreased approximately $300,000 due primarily to lower litigation expenses in 1996.

     Rent and related expenses, which are a component of both research and development and general and administrative expenses were approximately $1,416,000 in 1994, $1,218,000 in 1995 and $1,025,000 in 1996. The decrease of approximately $198,000 from 1994 to 1995 was a result of lower rent and utilities expenses for the Houston space due to renegotiation of the lease, partially offset by a full year of rent from the IPI office and lab space. The decrease of approximately $193,000 in 1996 from 1995 was due to the elimination of leased space as a result of the consolidation of IPI with the Houston operations, and credits applied to the Houston space due to the lease renegotiation.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its research and development activities to date principally through (i) private placements of Common Stock and 5% Preferred Stock and the Initial Public Offering of a unit security, (ii) issuances of Common Stock in conjunction with acquisitions and research and collaboration agreements and exercises of stock options and warrants, (iii) milestone and research payments received in conjunction with research and collaborative agreements, and (iv) investment income, net of interest expense. During the first six months of 1997, the Company utilized net cash of $10,357,855 in operating activities. The use of cash in operations was caused primarily by the Company's net loss of $10,094,037. Investing activities primarily reflect the utilization of $5,925,269 in net proceeds from the 1997 private placement of the 5% Preferred, net of redemptions of short-term investments during the first quarter. At June 30, 1997, the Company had cash, cash equivalents and short-term investments of $9,294,331.

     The Company expects to incur substantial research and development expenditures as it designs and develops biopharmaceutical products for the prevention and treatment of cardiovascular diseases. The Company anticipates that operating expenses may continue to increase during 1997 and subsequent years. The Company began to incur costs to develop NOVASTAN(R) during the third quarter of 1993. These costs will continue during 1997 because of ongoing NOVASTAN(R) clinical trials and will continue to be significant through the FDA approval process and as clinical trial work for additional clinical indications is performed. The Company also began incurring clinical trial costs in 1997 for the compounds TBC 11251 and TBC 1269. In 1998, the Company expects to begin to incur costs for clinical trials related to additional compounds. These costs include, among other things, hiring personnel to direct and carry out all operations related to the clinical trials, hospital and procedural costs, services of a contract research organization, and purchasing and formulating large quantities of the compound to be used in such trials. Furthermore, the Company anticipates that the administrative costs associated with this effort will be significant. The amounts and timing of expenditures will depend on the progress of the Company's ongoing research, clinical development and commercialization efforts.

     The Company anticipates that the net proceeds of this Offering, together with its existing capital resources and its other revenue sources, should be sufficient to fund its cash requirements through mid-1999. This date is contingent upon various factors, including the rates of patient enrollment and spending associated with clinical trials for NOVASTAN(R), the compounds TBC 11251 and TBC 1269, and the level of research and development expenditures for other compounds. The Company's existing capital resources may not be sufficient to fund the Company's operations through commercialization of its first product, NOVASTAN(R). Moreover, TBC's agreement with Synthelabo requires the Company to maintain a "net worth", as defined in the agreement, of at least $5.0 million during the term of the agreement. If the Company fails to maintain at least $5.0 million of "net worth", Synthelabo may require that the technology be transferred to, and the development program be conducted by, a joint venture owned by TBC and Synthelabo. The outcome of certain lawsuits that have been filed against the Company could also have an impact on liquidity. See
"Business -- Legal Proceedings."

     The Company anticipates that it may need to raise substantial funds for future operations in addition to the net proceeds of this Offering, which may be raised through collaborative arrangements, public or private issuance of debt and equity, or other arrangements. The Company expects that additional expenditures will be required if additional product candidates enter clinical trials which may require additional expenditures for laboratory space, scientific and administrative personnel, and services of contract research organizations. There can be no assurance that the Company will be able to obtain such additional financings on acceptable terms or in time to fund any necessary or desirable expenditures. In the event such financings are not obtained, the Company's drug discovery or development programs may be delayed, scaled back or eliminated; or it may be required to obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, product candidates or products that it would not otherwise relinquish. TBC's ability to raise additional funding is contingent upon a number of factors which include (i) ongoing cost of research and development activities, (ii) cost of clinical development of product candidates, (iii) attainment of research and clinical goals of product candidates, (iv) timely approval of TBC's product candidates by appropriate governmental and regulatory agencies, (v) effect of any current or future competitive products, (vi) ability to manufacture and market products commercially, (vii) retention of key personnel and (viii) capital market conditions. See "Risk Factors -- Need for Additional Funds; History of Operating Losses."

IMPACT OF INFLATION AND CHANGING PRICES

     The pharmaceutical research industry is labor intensive, and wages and related expenses increase in inflationary periods. The lease of space and related building services for the Houston facility contains a clause that escalates rent and related services each year based on the increase in building operating costs and the increase in the Houston Consumer Price Index, respectively. To date, inflation has not had a significant impact on the operations of the Company.

                                    BUSINESS

THE COMPANY

     Texas Biotechnology Corporation is a biopharmaceutical company engaged in discovering, developing and commercializing synthetic small molecule drugs primarily for cardiovascular indications. TBC's research philosophy is based upon combining its expertise in vascular biology with its advanced computational chemistry capabilities to identify and develop small molecule compounds. The Company's research and development programs are currently focused on inhibitors (also referred to as antagonists or blockers) of thrombosis, vasospasm/hypertension, vascular inflammation, vascular proliferative disease, angiogenesis and apoptosis. The Company has filed a NDA with the FDA for its lead product candidate, NOVASTAN(R) (argatroban) for use as an anticoagulant in patients with HIT. NOVASTAN(R) is also in Phase II clinical trials for the treatment of AMI. The Company has begun Phase II clinical trials for TBC 11251 (TBC's lead compound for vasospasm/hypertension) in CHF and expects to begin Phase II clinical trials for TBC 1269 (TBC's lead compound for vascular inflammation) in allergic asthma during the third quarter of 1997. TBC has licensed the U.S. and Canadian rights to NOVASTAN(R) from Mitsubishi. The Company has entered into a collaboration with SmithKline regarding the commercialization and development of NOVASTAN(R) and has entered into collaborations with Synthelabo and LG Chemical regarding other compounds, as described below.

     The Company's lead product candidate is NOVASTAN(R), a direct thrombin inhibitor that is being developed for various indications as an anticoagulant alternative to heparin. Approximately 275,000 patients treated with heparin in the U.S. annually develop the immunological reaction known as HIT which may lead to a potentially life-threatening thrombosis (blood clot). Because there is no current drug treatment for HIT in the U.S., the Company has initially focused on the therapeutic and commercial potential of NOVASTAN(R) in this indication. In addition, TBC is developing NOVASTAN(R) for patients who have an AMI and receive thrombolytic therapy (approximately 250,000 patients in the U.S. annually). NOVASTAN(R) is marketed in Japan for ischemic stroke, peripheral arterial occlusion and hemodialysis in patients with antithrombin III deficiency. Approximately 133,000 patients have been treated with NOVASTAN(R) in Japan since its introduction in 1990.

     TBC's internal research has produced several small molecule product candidates in the areas of vasospasm, hypertension and vascular inflammation. The Company's lead compound for the treatment of CHF is TBC 11251, a synthetic small molecule receptor antagonist that selectively blocks endothelin(A) receptors which are believed to be associated with vasoconstriction (constriction of blood flow through blood vessels). In the area of vascular inflammation (which can result in asthma, reperfusion injury, or psoriasis), the Company has identified several compounds, including TBC 1269, which in preclinical studies have shown efficacy in inhibiting acute inflammation. The Company has begun Phase II clinical trials for TBC 11251 in CHF and expects to begin Phase II clinical trials for TBC 1269 in allergic asthma during the third quarter of 1997.

     The Company is conducting research in the vascular proliferative disease area (which can result in coronary restenosis after angioplasty) to identify antagonists against the biological activity of FGF, a protein which triggers growth of smooth muscle cells in blood vessels, and is continuing to optimize lead compounds to obtain a clinical candidate. The Company is also conducting research into treatments for the consequences of excess angiogenesis (the formation of new blood vessels from pre-existing blood vessels) and apoptosis (programmed cell death). The Company has identified a number of compounds which are undergoing further optimization prior to selection of clinical candidates.

     TBC has developed an approach to rational drug discovery, the PHARMACEUTICAL TOOLBOX(TM), that permits the conversion of bioactive peptides, oligosaccharides or proteins into small molecule drugs. The PHARMACEUTICAL TOOLBOX(TM) is comprised of a number of proprietary and non-proprietary components including rational drug design and focused compound libraries. TBC has refined its rational drug design approach to take advantage of pharmacological information already present in these biologically active molecules to develop inhibitors to their actions. This information is used in parallel with other inhibitor design technology, where appropriate, to accelerate the selection of lead compounds. The PHARMACEUTICAL TOOLBOX(TM) was used in the design of TBC 11251 and TBC 1269. The Company intends to continue the use and development of the PHARMACEUTICAL TOOLBOX(TM), and will also consider commercial applications such as licensing of this technology system to third parties.

     TBC's strategy is to identify proprietary value-added product candidates for targeted indications, and to selectively commercialize those candidates through collaborations with other pharmaceutical and biotechnology companies. In the future, the Company intends to directly commercialize its compounds for cardiovascular indications by establishing a targeted hospital-based sales force, and intends to out-license the compounds in territories outside its targeted markets, as well as the rights to any non-strategic use of its compounds.

     Licensing and Collaboration Agreements. TBC is developing and commercializing NOVASTAN(R) pursuant to licensing and collaboration agreements with Mitsubishi, SmithKline and Synthelabo. TBC has an exclusive license from Mitsubishi to use and sell NOVASTAN(R) in the U.S. and Canada for all cardiovascular, renal, neurological and immunological purposes other than use for the coating of stents. TBC is required to pay Mitsubishi specified royalties on net sales of NOVASTAN(R). TBC has also entered into several agreements with Synthelabo regarding the exchange of clinical trial data relating to TBC's and Synthelabo's respective NOVASTAN(R) clinical trials.

     On August 5, 1997, TBC entered into the SmithKline Agreement, which provides for the commercialization and development of NOVASTAN(R) in the U.S. and Canada. The SmithKline Agreement grants SmithKline exclusive marketing rights in the U.S. and Canada, subject to TBC's rights to co-promote NOVASTAN(R) under certain circumstances. Under the SmithKline Agreement, SmithKline will (i) make upfront cash payments, equity investments and milestone payments to TBC totalling up to $31.5 million, (ii) pay royalties or a percentage of profits to TBC on net sales of NOVASTAN(R), and (iii) fund a portion of TBC's clinical development of certain indications. TBC believes the SmithKline Agreement provides the financial resources and marketing expertise necessary to commercialize NOVASTAN(R). In connection with the SmithKline Agreement, Mitsubishi entered into the Mitsubishi Supply Agreement with SmithKline, whereby Mitsubishi will manufacture and supply all of SmithKline's requirements for bulk NOVASTAN(R).

     TBC has also entered into collaborations with Synthelabo regarding TBC's vascular proliferation program against the action of FGF, and with LG Chemical regarding TBC's endothelin receptor and selectin antagonist programs. Both of these agreements provide Synthelabo and LG Chemical with exclusive rights to these compounds in selected territories and provide for cash payments to TBC in the form of license fees, milestone payments and equity investments, which will be used in the ongoing development of these product candidates. To date, Synthelabo and LG Chemical have provided approximately $14.8 million and $6.1 million, respectively, to TBC in connection with these collaborations. See
"-- Research and Development Collaborations and Licensing Agreements."

PRODUCTS IN DEVELOPMENT AND RESEARCH

     The following table summarizes the potential indications and the current status of TBC's compounds in development and research. A more detailed description of these compounds follows the table.

                                                COMPOUND PIPELINE
------------------------------------------------------------------------------------------------------------------
                      TARGET COMPOUND/                                                  CORPORATE
    PROGRAM              DOSE FORM                    POTENTIAL INDICATION               PARTNERS      STATUS(1)
----------------  ------------------------  ----------------------------------------  --------------  ------------
THROMBOSIS        NOVASTAN(R)
                    Intravenous             Anticoagulate therapy in HIT patients     Mitsubishi &    NDA Filed(3)
                                                                                      SmithKline
                    Intravenous             Acute Myocardial Infarction(2)            Mitsubishi &    Phase II
                                                                                      SmithKline
------------------------------------------------------------------------------------------------------------------
VASOSPASM/        ENDOTHELIN(A) RECEPTOR
HYPERTENSION      ANTAGONIST
                  TBC 11251
                    Intravenous             Congestive Heart Failure                  LG Chemical     Phase II
                    Oral                    Congestive Heart Failure                  LG Chemical     Phase I
                                            Secondary Pulmonary Hypertension          LG Chemical     Phase I
                                            Chronic Obstructive Pulmonary Disease     LG Chemical     Phase I
                  TBC 2009
                    Oral                    Primary Pulmonary Hypertension                  --        Preclinical
                                            Congestive Heart Failure                        --        Preclinical
                                            Hypertension                                    --        Preclinical
                  TBC 11299
                    Intravenous             Congestive Heart Failure (acute)                --        Preclinical
                  TBC 2576
                    Topical                 Glaucoma                                        --        Research
------------------------------------------------------------------------------------------------------------------
VASCULAR          SELECTIN ANTAGONIST
INFLAMMATION
                  TBC 1269
                    Intravenous             Asthma                                    LG Chemical     Phase I(4)
                    Inhaled                 Asthma                                    LG Chemical     Preclinical
                  TBC 427
                    Oral                    Asthma                                          --        Research
                  VCAM/VLA-4                Rheumatoid Arthritis                            --        Research
------------------------------------------------------------------------------------------------------------------
VASCULAR          FGF ANTAGONIST            Coronary Restenosis Post Angioplasty      Synthelabo      Research
PROLIFERATIVE
DISEASE
------------------------------------------------------------------------------------------------------------------
ANGIOGENESIS      VEGF ANTAGONIST           Diabetic Retinopathy                            --        Research
                                            Cancer                                          --        Research
------------------------------------------------------------------------------------------------------------------
APOPTOSIS         TNF ANTAGONIST            Rheumatoid Arthritis                            --        Research
                  CASPASE ANTAGONIST        Stroke                                          --        Research
                                            Acute Myocardial Infarction                     --        Research

---------------

(1) See "-- Government Regulation."

(2) For patients who are receiving thrombolytics.

(3) The Company filed the NDA in August 1997 and the FDA has 45 days to accept the filing. The review by the FDA is expected to take approximately one year unless the FDA approves the Company's request for expedited review, in which case the review would take approximately six months.

(4) Phase II trials for this product candidate are expected to begin in the third quarter of 1997.

THROMBOSIS PROGRAM

     Background. Thrombosis, the lodging of a blood clot in a vessel, causes various vascular diseases, depending on the location of the clot. An arterial clot may lead to heart attack if lodged in a coronary artery, or to stroke if lodged in an artery that supplies oxygen to the brain. Venous clots occur principally in the arms or legs (deep vein thrombosis), and may cause local inflammation, chronic pain and other complications. In some cases, a venous clot can cause lung injury (pulmonary embolism) by migrating from the veins to the lungs.

     Thrombosis can be treated surgically or through drug therapy with anticoagulant and thrombolytic drugs. Anticoagulant drugs, which prevent clots from forming, are characterized as either antithrombotic or antiplatelet drugs. Antithrombotic drugs block the action of the blood protein thrombin and may be used to treat both arterial and venous clots. Antiplatelet drugs prevent platelets from clumping together and are only effective in treating arterial clots. Heparin and aspirin are the most widely-used antithrombotic and antiplatelet drugs, respectively. Thrombolytic drugs dissolve existing clots in veins or arteries, but do not block the formation of new blood clots. Tissue plasminogen activator ("t-PA") and streptokinase ("SK") are the most commonly used thrombolytic drugs. A combination of an anticoagulant and a thrombolytic often achieves the best therapeutic effect.

     Heparin, first discovered over 80 years ago, is the most widely used injectable anticoagulant. In the U.S., approximately five million patients annually receive therapeutic heparin to treat a variety of conditions that require inhibition of the body's natural clotting mechanism. Each year approximately 275,000 patients develop a profound immunological reaction to heparin which is known as HIT for which there is no drug treatment. This reaction may lead to a potentially life threatening thrombosis (blood clot).

     Heparin is marketed by many companies and is relatively inexpensive. However, the Company believes heparin therapy contains many hidden costs, including those associated with monitoring the level of anticoagulation, those incurred because of bleeding complications (estimated to occur in up to five percent of patients treated with heparin) and the costs of treatment failures or delays in achieving therapeutic anticoagulation. In one study, only 66% of patients had achieved "therapeutic anticoagulation" within 24 hours of starting heparin treatment and only 81% had achieved this target within 48 hours. Generally, "therapeutic anticoagulation" is desired as quickly as possible.

     Thrombolytics such as t-PA and SK are commonly prescribed for the treatment of AMI, the blockage of blood vessels in the heart. It is estimated that approximately 250,000 people per year in the U.S. receive t-PA or SK in the course of treatment of AMI.

     Product Candidate -- NOVASTAN(R). TBC's lead compound, NOVASTAN(R), is a non-protein, synthetic small molecule thrombin inhibitor that directly and selectively binds to and inactivates thrombin in the blood plasma. NOVASTAN(R) is also effective against thrombin that is bound in blood clots. NOVASTAN(R) is manufactured and marketed in Japan by Mitsubishi where it is approved for the treatment of ischemic stroke, peripheral arterial occlusion and hemodialysis in patients with antithrombin III deficiency. Since the product's introduction in 1990, approximately 133,000 patients have been treated with NOVASTAN(R) in Japan. TBC is developing NOVASTAN(R) as an anticoagulant alternative to heparin for the U.S. and Canadian markets in conjunction with SmithKline. See
"-- Research and Development Collaborations and Licensing Agreements."

     In studies conducted by TBC in the U.S., as well as by Mitsubishi in Japan and Synthelabo in Europe, a significant correlation was identified between the administered dose of NOVASTAN(R) and the degree of anticoagulation achieved. Moreover, these studies suggest that the relationship between dose and effect may be generally predictable over the expected dose-range. As a result, the Company believes the risk of either insufficient or excessive anticoagulation associated with small dose changes, as is the case with heparin, should be reduced. TBC further believes that NOVASTAN(R) could have a superior profile, as compared with heparin, for efficacy, ease of dosing, speed of achieving "therapeutic anticoagulation", risk of bleeding and total economic costs of anticoagulation.

     Indication -- HIT/HITTS. Because NOVASTAN(R) does not invoke the immune reaction caused by heparin, the Company believes it should provide a safe and effective anticoagulant for patients diagnosed with HIT. The Company conducted a multicenter Phase III study ("ARG-911") that compared 304 patients treated with NOVASTAN(R) for up to 14 days (160 with HIT and 144 with HITTS), with 217 historical control patients. The results of ARG-911 demonstrated statistical significance in the primary efficacy endpoint, assessed by an overall composite index. The index included evaluation of development of new thrombosis, amputation and death. The index was improved by 18% in the HIT population (p=0.038) and by 20% in the HITTS population (p=0.001). The trial demonstrated that NOVASTAN(R) was effective in resolving the clinically significant thrombocytopenia by producing increases in platelet counts of 129% (p=,0.001) in HIT patients. Platelet counts in HITTS patients improved by 198% (p=,0.001). The thrombotic composite index, a measurement of the development of new thrombosis, amputation due to ischemic complications and death due to thrombosis, was improved in the treated population by 73% (p=,0.001) in HIT patients and 44% (p=,0.001) in HITTS patients. Development of new thrombosis, a component of the thrombotic composite index, was reduced by 74% (p=,0.001) and 54% (p=,0.001) in the HIT and HITTS populations, respectively. A second component of the thrombotic composite index, death due to thrombosis, was reduced by 100% (p=,0.013) in the HIT population and by 86% (p=0.002) in the HITTS population. There was no change in the number of amputations due to ischemic complications, the third major component of the thrombotic composite index. However, the data indicate that the majority of amputations were deemed necessary prior to a patient entering the trial. The thrombotic composite endpoint demonstrated greater improvement than the overall composite index because the overall composite index was impacted negatively by the overall patient population being substantially more compromised than the historical control group. While FDA approval will be based on both indices, TBC believes that the thrombotic composite index more accurately reflects the effects of NOVASTAN(R). In addition, there was no increase in major bleeding, the most common side effect of anticoagulant therapy, in the NOVASTAN(R)-treated population. Minor bleeding, which was reported as slightly higher in the treated population, was quickly resolved and not considered serious.

     In August 1997, the Company filed an NDA with the FDA for NOVASTAN(R) as anticoagulant therapy for HIT/HITTS patients. The Company also requested the FDA to provide expedited review and approval of the Company's NDA. Within 45 days thereafter, the FDA will notify TBC if the filing is accepted and if it will receive an expedited review. If the NDA is not accepted by the FDA for expedited review (which would provide for a shortened review period of approximately six months), the FDA will review the NDA under the standard process which may take more than 12 months.

     Indication -- Adjunctive Therapy to Thrombolytics in AMI. In light of NOVASTAN(R)'s ability to inhibit clot-bound thrombin, the Company believes that NOVASTAN(R) may also prove effective in treating AMI when used in conjunction with thrombolytics such as t-PA and SK because, in contrast to heparin, it is effective at inhibiting thrombin trapped within blood clots. This may reduce reocclusion, a continuing problem in therapy for AMI. To evaluate the benefits of NOVASTAN(R) in conjunction with thrombolytic therapy, the Company and Synthelabo, the European licensee of NOVASTAN(R), designed a clinical trial program which encompassed a total of 2,400 patients with each party responsible for 1,200 patients. The Company and Synthelabo have also agreed to exchange certain data from these trials.

     The results of the Phase II ARG-231 trial evaluating NOVASTAN(R) as adjunctive therapy to the thrombolytic agent t-PA demonstrated a safety benefit and a 29% improvement (p=0.02) in coronary artery reperfusion at the highest dose as compared to heparin based on the TIMI Frame Count, an objective measure of artery reperfusion. The trial, which included 120 patients, evaluated the potential of NOVASTAN(R) to accelerate reperfusion in coronary arteries, in a double-blind, randomized angiographic reperfusion study of NOVASTAN(R) as adjunctive therapy with t-PA. A companion angiographic trial (ARG-230A) of the same design with SK in 180 patients, demonstrated improvement of coronary artery reperfusion by 34% compared to placebo within a six-hour therapeutic window, and by 52% (p=0.03) if given within three hours of symptom onset.

     The results of the ARG-230 trial demonstrated no evidence of increased bleeding risk (stroke, major bleeding) versus placebo. This randomized, double-blind, placebo-controlled trial included 900 patients and was designed to assess safety, as well as effect on a 30-day composite endpoint index which measured recurrent myocardial infarction ("MI"), urgent angioplasty ("PTCA"), coronary bypass, shock/congestive heart failure and death.

     In ARG-230, a trend toward improvement in clinical outcomes (death, recurrent MI, new onset congestive heart failure/shock, need for urgent PTCA or bypass surgery) was observed at the 3.0 mcg/kg/ minute dose of NOVASTAN(R) for patients treated within the first three hours. The positive trends in the individual endpoints or composite endpoints, while encouraging (ranging from 13% to 55%), did not achieve statistical significance due to the small sample size of the trial. In particular, these trends were accompanied by improvements in the left ventricular function, an important clinical correlate of reduction in death and other adverse outcomes. The improvements in left ventricular function may indicate a reduction in infarct size when thrombolytic therapy is combined with NOVASTAN(R). This may be due to more rapid reperfusion as was shown by the improvement in TIMI Frame Counts in ARG-231.

     Synthelabo will evaluate the results of Synthelabo's ARGAMI-2 trial, a randomized, double-blind, heparin-controlled Phase II study in 1,200 patients. This study compares NOVASTAN's(R) ability to accelerate blood vessel opening during MI when used together with either SK or t-PA versus heparin at doses higher than those used by TBC. The ARGAMI-2 results are expected to be released by December 31, 1997. Following analysis of the results, and exchange of data, the Company, SmithKline and Synthelabo plan to determine whether further development work should be pursued.

VASOSPASM/HYPERTENSION PROGRAM

     Background. Smooth muscle cells in the blood vessel, via a series of biochemical and morphological events, are responsible directly for mediating changes in vessel diameter. The regulation of blood flow depends on a delicate balance between physical and chemical stimuli that cause smooth muscle cells to relax (vasodilatation) or contract (vasoconstriction). Chronic periods of excessive vasoconstriction in the peripheral circulation can lead to disturbances in blood pressure (hypertension) or heart function (congestive heart failure), whereas acute episodes of intense vasoconstriction (vasospasm) can restrict blood flow leading to severe tissue damage and loss of function (myocardial infarction or kidney failure). An essential component of blood vessels is the vascular endothelium, which are the cells comprising the innermost lining of all blood vessels. Recently, it has been determined that the vascular endothelium plays a pivotal role in maintaining normal blood vessel tone, including blood flow, by producing substances that regulate the balance between vasodilatation and vasoconstriction.

     Endothelins ("ETs") are a family of three peptides that are believed to play a critical role in the control of blood flow. It has been determined that this multiplicity of endothelin actions on different cell types can be explained by endothelins' interactions with two distinct receptors, ET(A) and ET(B), on cell surfaces. In general, ET(A) receptors are associated with vasoconstriction and disorders of the cardiovascular and renal systems, while ET(B) receptors are primarily associated with vasodilatation and disorders of the central nervous system. There is substantial evidence that endothelins are involved in a variety of diseases where blood flow is important. These include vasospasm, myocardial infarction, congestive heart failure, renal disease, subarachnoid hemorrhage, and certain types of hypertension.

     Product Candidate -- TBC 11251. The Company's research program in the vasospasm/hypertension area is aimed at developing small molecules that inhibit the binding of ET to its cell surface receptors. The Company believes that specific agents for each receptor subtype may provide the best clinical utility and safety. The Company's initial focus has been to develop a highly potent and selective small-molecule based ET(A) receptor antagonist. An antagonist (or inhibitor) blocks the effects of a ligand at its receptor. A ligand is a chemical messenger which binds to a specific site on a target molecule or cell. TBC scientists have discovered a novel class of low molecular weight compounds (molecular weight of less than 500 daltons) that antagonize ET binding to the ET(A) receptor with high potency (these compounds block ET binding at low compound concentration). The Company identified lead compounds which mimicked the ability of ET to bind to the ET(A) receptor. Further optimization was then used to develop more potent compounds until the current series of leads was identified. In addition to their ability to block receptor binding, these compounds functionally inhibit ET action on isolated blood vessels in vitro acting as full, competitive antagonists. The lead compounds in this series have been shown to exhibit in vivo efficacy using various animal models.

     TBC 11251, a selective ET(A) inhibitor, has been identified as the Company's lead compound in this program. The Company believes that a substantial market opportunity for TBC 11251 exists for the treatment of CHF, which is currently estimated to affect approximately five million people in the U.S. annually. TBC filed an investigational new drug application ("IND") with the FDA for TBC 11251 in late 1996 and has begun Phase II clinical trials in CHF.

     Other Indications. The Company believes endothelin antagonist compounds may have other indications. For example, an endothelin antagonist may be used to treat chronic obstructive pulmonary disease, primary and secondary pulmonary hypertension, systemic hypertension and glaucoma. The Company intends to license these non-strategic indications to third parties, although no assurance can be given that the Company will be successful in entering into any such license.

VASCULAR INFLAMMATION PROGRAM

     Background. Inflammation is the body's natural defense mechanism that fends off bacterial, viral and parasitic infections. The inflammatory response involves a series of events by which the body attempts to limit or destroy an injurious agent. These steps include the production of proteins that attract white blood cells, or leukocytes, to the site of inflammation, the production of chemicals to destroy the injurious agent and the removal of the resulting debris. This process is normally self-limiting and not harmful to the individual. However, in certain instances, the process may be overly active, as during an acute inflammatory reaction leading to a build up of white blood cells and debris at the inflammation site that causes tissue damage.

     The initial interaction between white blood cells and the endothelial cell layer is mediated by a group of adhesion molecules known as selectins. The selectins are a family of three proteins, two of which are found on inflamed endothelium, which bind to the carbohydrate sialyl Lewis x (sLe(x)) found on the surface of white blood cells. White blood cells are able to migrate into inflamed areas because sLe(x) present on the surface of white blood cells binds to selectin molecules present on activated endothelium. This binding slows the flow of leukocytes through the bloodstream, which is one of the first steps in the movement of white blood cells from the blood into the tissue. The second step in this process is Vascular Cell Adhesion Molecule ("VCAM") mediated white blood cell attachment and migration which helps to localize white blood cells in areas of injury or infection.

     The selectins may be involved in acute and chronic inflammatory diseases such as reperfusion injury (tissue injury caused when blood flow is restored following removal of an obstruction) and asthma, both primary areas of interest for the Company. The Company estimates that there are approximately 675,000 patient cases of coronary reperfusion injury in the U.S. annually and that ten million persons in the U.S. suffer from asthma. The presence of VCAM at sites of endothelial injury leads to an accumulation at these sites of Very Late Antigen-4 ("VLA-4")-containing white blood cells. Diseases that are associated with chronic inflammation include asthma, atherosclerosis or the accumulation of fatty deposits in the artery, psoriasis and rheumatoid arthritis.

     Product Candidate -- TBC 1269. The Company has developed a computer model of the selectin/sLe(x) complex and used it to produce a novel class of synthetic small molecule compounds that inhibit the selectin-mediated cellular adhesion that occurs during inflammation. The lead compound in the series, TBC 1269, has shown efficacy both in cell-based and biochemical assays, and in animal models of inflammation. Phase II clinical trials for the treatment of TBC 1269's primary indication, allergic asthma, is intended to be initiated during the third quarter of 1997.

     Product Candidate -- VCAM/VLA-4. TBC has also identified antagonists for the VCAM-dependent intercellular adhesion observed in atherosclerosis. The Company's initial lead compounds block the ability of white blood cells to interact through VCAM and VLA-4. These lead compounds are being modified in an attempt to improve efficacy. TBC has demonstrated efficacy of its lead cyclic peptide in an animal model of acute inflammation, suggesting that VCAM/VLA-4 plays a role in this disease process. TBC chemists have also identified small molecule antagonists of the VCAM/VLA-4 interaction. These compounds are still in research.

     Other Indications. The Company believes these anti-inflammatory compounds may have applicability in other indications. For example, a selectin antagonist may be used to treat psoriasis, or a VCAM antagonist may be used to treat asthma, rheumatoid arthritis and multiple sclerosis. The Company intends to license these non-cardiovascular indications to third parties, although no assurance can be given that the Company will be successful in entering into any such license.

VASCULAR PROLIFERATIVE DISEASE PROGRAM

     Background. Smooth muscle cells in the blood vessel wall proliferate in response to injury to the vessel. When the endothelial cell layer is damaged, platelets attach to the vessel surface. Platelets and other cells begin to release cellular growth factors, including the proteins FGF, platelet-derived growth factor and thrombin. In response to these growth factors, specific genes are activated in the smooth muscle cells. The products of these genes stimulate the smooth muscle cells to move and divide. When the initial damage is slight, the proliferation is limited to endothelial cell repair. If the damage is more extensive, the smooth muscle cells continue to proliferate. Eventually, the proliferation process thickens the vessel wall, reduces the interior size of the blood vessel and produces a stenosis (a blood vessel with reduced lumen diameter). This stenosis is comprised primarily of smooth muscle cells and protein called fibroproliferative material. The process of producing this fibroproliferative material is referred to as the fibroproliferative response. Fibroproliferative stenosis differs from stenosis produced by atherosclerotic plaque, which contains smooth muscle cells, fatty deposits and macrophages (a type of white blood cell). As with atherosclerotic plaque stenosis, however, blood flow is restricted, and the tissue served by the vessel is deprived of oxygen. If the stenosis occurs in a coronary artery, the heart muscle is deprived of oxygen, and a heart attack may result.

     Fibroproliferative material is generally produced in response to extensive damage to the blood vessel wall as a result of a mechanical injury. Mechanical injury sufficient to produce the fibroproliferative response often occurs during procedures designed to repair blood vessels that are occluded by plaque or thrombus material, such as mechanical reopening of arteries (angioplasty) and coronary artery bypass graft surgery. Other surgical procedures, including vein grafts and organ transplants, can also produce fibroproliferative stenosis. When fibroproliferative stenosis occurs following the removal of the stenosis by surgical or other means, it is referred to as restenosis. Irrespective of how the injury is produced, the conditions which lead to the fibroproliferative response are termed vascular proliferative diseases.

     Product Candidate -- FGF Antagonist. The Company's research program for vascular proliferative disease is focused on identifying the factors that activate cells to proliferate and developing small molecule antagonists to these factors. Using its knowledge of the signaling pathways through which these factors stimulate cells to proliferate, the Company seeks to develop compounds that disrupt the signaling process between cells and prevent unnecessary smooth muscle cell proliferation.

     The Company has focused on FGF because of a growing body of evidence as to its central role in blood vessel formation. The Company's research has shown that some components of the signaling pathways used by FGF are important for smooth muscle cell proliferation. TBC's current effort on FGF involves the development of small molecules designed to prevent activation of latent FGF, and to block FGF receptor targets. These compounds are currently undergoing additional optimization prior to selection of a clinical candidate. The Company estimates that approximately 425,000 annual patient cases exist in the U.S. which could utilize an FGF antagonist in the treatment of coronary restenosis.

     Other Applications. The Company believes an FGF antagonist may have other applications. For example, an FGF antagonist might be developed to treat rheumatoid arthritis or cancer. The Company intends to license any non-cardiovascular indications to third parties, although no assurance can be given that the Company will be successful in entering into any such license.

ANGIOGENESIS PROGRAM

     Background. Angiogenesis, the formation of new blood vessels from pre-existing vessels, depends on a delicate balance of local physical and chemical stimuli acting on the vascular endothelium. Angiogenesis is associated with numerous physiological processes, including embryogenesis, wound healing, organ regeneration, and the female reproductive cycle. However, angiogenesis also plays a major role in the pathogenesis of tumor growth, rheumatoid arthritis, atherosclerosis, various retinopathies, certain skin diseases and gingivitis. One of the key factors required for angiogenesis is Vascular Endothelial Growth Factor ("VEGF"). Increases in VEGF expression may be a common mechanism underlying diverse, yet inter-related pathologies such as tumor growth, retinal neovascularization (new blood vessel development in the back of the eye) and rheumatoid arthritis where tissue hypoxia is a central component. The VEGF protein is produced by smooth muscle cells and other tissues, including tumor cells, and is essential for the formation of the new blood vessels. Antagonists to VEGF may be useful for the prevention of the vascular complications of diabetes and for limiting the growth of solid tumors and rheumatoid arthritis.

     Product Candidate -- VEGF Antagonist. The Company's research program is directed towards the development of small molecule inhibitors of VEGF. VEGF is a member of the heparin binding growth factor family, as is FGF. Using similar technology to that used for the FGF antagonist program, the Company has discovered small molecule inhibitors of VEGF action. The lead compound has been shown to effectively prevent VEGF function in vitro. The compound also prevents the vascular actions of VEGF in a rodent model of angiogenesis. TBC scientists are currently attempting to further optimize this inhibitor series to identify a clinical candidate. The Company estimates that approximately 700,000 diabetic retinopathy cases and approximately three million solid organ cancer patient cases occur in the U.S. annually which could utilize a VEGF antagonist in their treatment.

APOPTOSIS PROGRAM

     Background. Over the past few years it has become evident that cells have a built-in mechanism for programmed death, termed apoptotic death, which is important in the formation, organization and remodeling of tissues during development. This mechanism contrasts with necrotic death which is often the result of hypoxic injury to tissues. There appear to be certain conditions, however, where apoptosis appears to contribute to the progression of a disease state. In particular, much of the tissue damage which develops over time following an ischemic stroke (resulting from a blood clot) or a heart attack is thought to be the result of apoptotic death occurring in the tissue. Additionally, diseases such as rheumatoid arthritis may have components of apoptosis. In this case, the death of certain cells in a joint, in combination with over-proliferation of other cells, contribute to the local irritation that is observed. Evidence suggests this apoptotic process may be stimulated by inflammatory cells in the tissue. Thus, inhibitors of apoptosis may be useful in treating a number of disease conditions.

     Product Candidates -- TNFa Antagonist, Caspase Inhibitors. The Company's research in this area is focused on the identification of factors which contribute to apoptotic death in the heart and brain following a heart attack or stroke, which occur in 1.5 million and 450,000 patients, respectively, in the U.S. annually. One of the factors which has been identified as being important in these and other disease settings is Tumor Necrosis Factor a ("TNFa"). TBC scientists have identified small molecule antagonists of this factor which block TNFa's ability to bind to and kill cells in vitro. These compounds are currently undergoing additional optimization prior to selection of a clinical candidate. In addition to use in heart attack or stroke, the Company estimates that approximately two million U.S. patient cases occur annually which could utilize a TNFa antagonist in the treatment of rheumatoid arthritis. Caspases are proteases which are responsible for mediating the cell death signal in various cell types. TBC has identified lead inhibitors of caspases which may be useful in preventing cell death following stroke or AMI.

     Other Indications. The Company believes a TNFa antagonist may have other indications. For example, a TNFa antagonist might be developed to treat inflammatory bowel disease. The Company intends to license any non-cardiovascular indications to third parties, although no assurance can be given that the Company will be successful in entering into any such license.

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

RESEARCH AND DEVELOPMENT COLLABORATIONS AND LICENSING AGREEMENTS

     The Company has established collaborations with a number of corporations, research institutions and scientists to further its research and development objectives. These collaborations are generally conducted pursuant to agreements that (i) grant the Company a license to, or the option to license, or (ii) grant other companies the right to develop and market certain technology, patent rights or material that may be valuable to the Company and its collaborators. The Company's major licensing and collaboration agreements are summarized below.

     Mitsubishi. TBC has entered into the Mitsubishi Agreement to license Mitsubishi's rights and technology relating to NOVASTAN(R) and to license Mitsubishi's own proprietary technology developed with respect to NOVASTAN(R). Under the Mitsubishi Agreement, the Company has an exclusive license to use and sell NOVASTAN(R) in the U.S. and Canada for all cardiovascular, renal, neurological and immunological purposes other than use for the coating of stents. The Company is required to pay Mitsubishi specified royalties on net sales of NOVASTAN(R) by the Company and its sublicensees after its commercial introduction in the U.S. and Canada. Either party may terminate the Mitsubishi Agreement on 60 days notice if the other party defaults in its material obligations under the agreement, declares bankruptcy or is insolvent, or if a substantial portion of its property is subject to levy. Unless terminated sooner pursuant to the above described termination provisions, the Mitsubishi Agreement expires on the later of termination of patent rights in a particular country or 20 years after first commercial sale of products in a particular country. Under the Mitsubishi Agreement, TBC has access to an improved formulation patent granted in the U.S. in 1993 which expires in 2010 and a use patent in the U.S. which expires in 2009. The Company has agreed to pay a consultant involved in the negotiation of these agreements a royalty based on net sales of products.

     SmithKline. In connection with TBC's development and commercialization of NOVASTAN(R), on August 5, 1997, TBC entered the SmithKline Agreement whereby SmithKline was granted an exclusive sublicense in the U.S. and Canada for the indications of NOVASTAN(R) that TBC has licensed from Mitsubishi. SmithKline has paid $8.5 million in upfront license fees and has agreed to pay up to $20.0 million in additional milestone payments based on the clinical development and FDA approval of NOVASTAN(R) for the HIT/HITTS and AMI indications. TBC will be responsible for completing the ongoing HIT/HITTS clinical trials, with SmithKline providing 60% of the funding for any additional HIT/HITTS trials (except that SmithKline will pay 100% of the costs of certain Phase IV trials, if such trials are needed). SmithKline will be responsible for the marketing of NOVASTAN(R) in the licensed territory for those indications which SmithKline agrees to develop, subject to TBC's rights to use its own sales force to co-promote NOVASTAN(R) on a profit sharing basis following the regulatory approval of NOVASTAN(R) for an additional indication beyond HIT.

     The parties have also formed a joint development committee to analyze the development of additional NOVASTAN(R) indications (such as AMI and stroke) covered by TBC's license from Mitsubishi to be funded 60% by SmithKline. TBC and SmithKline have agreed to make a determination to pursue the AMI indication within three months after TBC has received data from Synthelabo's AMI clinical trials (in a form practical for evaluation), and have agreed to decide to pursue the stroke indication by November 1998. SmithKline has the exclusive right to commercialize all products arising out of the collaboration, subject to the obligation to pay royalties on net sales to TBC and to the rights of TBC to co-promote these products through its own sales force in certain circumstances. TBC will retain the rights to any indications which SmithKline determines it does not wish to pursue, subject to the requirement that TBC may not grant marketing rights to any third parties and must use its own sales force to commercialize any such indications. Any indications which TBC and SmithKline elect not to develop will be returned to Mitsubishi, subject to the rights of SmithKline and TBC to commercialize these indications at their election, with SmithKline having the first opportunity to commercialize. Mitsubishi may also request the joint development committee to develop new indications inside or outside the licensed field of use, and if the joint development committee determines that it does not want to proceed with any such indication, all rights under the Mitsubishi Agreement regarding such indication will revert to Mitsubishi subject to the right of SmithKline and TBC to commercialize the indication, with SmithKline having the first opportunity to commercialize.

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

     The SmithKline Agreement generally terminates on a country by country basis upon the earlier of the termination of TBC's rights under the Mitsubishi Agreement, the expiration of applicable patent rights or in the case of certain royalty payments the commencement of substantial third-party competition. SmithKline also has the right to terminate the agreement on a country by country basis by giving TBC at least three months written notice based on a reasonable determination by SmithKline that the commercial profile of the product in question would not justify continued development or marketing in that country. In addition, either party may terminate the SmithKline Agreement on 60 days notice if the other party defaults in its obligations under the agreement, declares bankruptcy or is insolvent. The Company has agreed to pay an agent involved in the negotiation of the SmithKline Agreement a fee based on a percentage of all consideration received by TBC including royalties.

     At present, Mitsubishi is the only manufacturer of NOVASTAN(R), and has entered into the Mitsubishi Supply Agreement with SmithKline to supply NOVASTAN(R) in bulk in order to meet SmithKline's and TBC's needs under the SmithKline Agreement. Should Mitsubishi fail during any consecutive nine-month period to supply SmithKline at least 80% of its requirements, and such requirements cannot be satisfied by existing inventories, the Mitsubishi Supply Agreement provides for the nonexclusive transfer of the production technology to SmithKline. If SmithKline cannot commence manufacturing of NOVASTAN(R) in a timely manner or if alternate sources of supply are unavailable or uneconomic, the Company's results of operations would be materially and adversely affected.

     In connection with the execution of the SmithKline Agreement, SmithKline purchased 176,922 shares of TBC's Common Stock for $1.0 million and agreed to purchase, at TBC's option, an additional $2.0 million in Common Stock on or before August 5, 1998, based on the average trading price for the Common Stock for the period beginning ten days before and ending on the ninth day after TBC's exercise of the option. TBC granted limited piggyback registration rights regarding these shares which expire when the shares may be sold pursuant to Rule 144(k) under the Securities Act.

     Synthelabo. On October 11, 1994, the Company signed a collaborative agreement with Synthelabo to develop and market compounds for vascular proliferative disease derived from the Company's research programs. Upon consummation of the transaction, Synthelabo purchased 1,428,571 shares of Common Stock for a total of $5.0 million becoming the Company's largest shareholder at that time and paid the Company a non-refundable licensing fee of $3.0 million. The Company has granted limited piggyback registration rights regarding these shares. In addition, Synthelabo committed to pay $3.0 million annually in research payments (payable in quarterly installments of $750,000). For the years ended December 31, 1995 and December 31, 1996, TBC received $3.0 million related to the Synthelabo agreement. Beginning October 31, 1996, the parties agreed to revise the terms of the payment for the third year to be $750,000, which amount has already been paid. No such payments will be made in 1997. Synthelabo will pay royalties to TBC based on the net sales in those areas covered in the agreement. In exchange for the above consideration, Synthelabo received an exclusive license to manufacture, use, and sell any products generated from the research, in Europe, the Middle East, Africa and the countries of the former Soviet Union.

     Synthelabo has the right to terminate the agreement any time on or after October 15, 1997 for any reason and either party has the right to terminate the contract for breach of any material obligation. If Synthelabo exercises this termination right, the license granted to Synthelabo will terminate and TBC will pay Synthelabo a royalty on net sales of any products sold in a certain territory (Europe, Middle East, Africa and countries of the former Soviet Union) for a period of time. In addition, Synthelabo may, at its option, require that the technology be transferred to and the development program be conducted by a joint venture owned by TBC and Synthelabo should TBC's "net worth", as defined in the agreement, be less than $5.0 million as of the end of any calendar quarter during the term of the agreement.

     In conjunction with the clinical development of NOVASTAN(R), the Company and Synthelabo, the European licensee, have mutually agreed to exchange certain clinical data from the clinical studies of NOVASTAN(R). In addition, the Company agreed to provide certain data from its studies in exchange for up to $2.9 million as certain milestones are met of which approximately $2.3 million has been paid. See "--Thrombosis Program -- Product Candidate -- NOVASTAN(R)" for a discussion of the clinical trial programs.

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

     LG Chemical. On October 10, 1996, the Company signed a strategic alliance agreement with LG Chemical to develop and market compounds derived from the Company's endothelin receptor and selectin antagonist programs for certain disease indications. Upon consummation of the transaction, LG Chemical purchased 1,250,000 shares of Common Stock for a total of $5.0 million. In addition, LG Chemical has the option to purchase $5.0 million dollars of Common Stock on September 30, 1997 or December 30, 1997. LG Chemical and TBC must agree on the purchase price or the option can not be exercised. LG Chemical has committed to pay $10.7 million in research payments. Of this amount, $1.1 million has already been paid, and $1.0 million will be paid December 31, 1997 and on each of June 30 and December 31 of 1998, 1999 and 2000, and $1.3 million will be paid on June 30 and December 31, 2001. LG Chemical has the right to terminate future research payments if TBC fails to meet certain milestones, which milestones will be established by the parties in accordance with the agreement. LG Chemical will pay royalties to TBC, based on net sales, in those geographic areas covered by the agreement, which include Korea, China, India and certain other Asian countries, excluding Japan. The Company has agreed to pay its agents in the contract negotiations a commission on all consideration received including a royalty on net sales.

TBC TECHNOLOGY

     TBC uses a wide variety of technologies to develop pharmaceutical treatments for cardiovascular diseases. The Company applies its understanding of vascular biology and advanced drug design techniques to discover novel therapeutics and to test these therapeutics in-house using in vitro and in vivo test systems. TBC has assembled a team of scientists with expertise in the cultivation of human and animal endothelial and smooth muscle cells, signal transduction in vascular cells, the role of growth factors in blood vessel formation, the molecular biology of vascular cells, the development and production of monoclonal antibodies to various targets, the interaction of white blood cells and endothelial cells and the development of relevant animal models of human disease. TBC believes that its scientists can study the behavior of product candidates at all stages of development, from isolated biochemical assays to whole cells to intact animals and ultimately, to humans.

     To aid in the rapid discovery of novel drugs, TBC has developed the PHARMACEUTICAL TOOLBOX(TM). Management believes that use of the PHARMACEUTICAL TOOLBOX(TM) allows TBC to discover a broader class of drug candidates more quickly and at a lower cost than is possible through other current structure-based discovery methods. For example, TBC has developed a number of proprietary, highly potent, orally active non-peptide ET(A) and ET(B) receptor antagonists. These compounds have no chiral centers, are easily scaleable, and may be synthesized in a small number of chemical steps. TBC has also generated proprietary low molecular weight, small molecule inhibitors of E-, P-, and L-selectin, potent peptide and small molecule VCAM/VLA-4 inhibitors, FGF antagonists and vascular endothelial growth factor antagonists.

     The PHARMACEUTICAL TOOLBOX(TM) is comprised of a number of proprietary and non-proprietary components. The choice of individual components is based on the needs of each individual drug development program, and the structure information available. The PHARMACEUTICAL TOOLBOX(TM) has the following three major components:

          Rational Drug Design. The selection of targets for synthesis is derived from a computational design group equipped with a high-speed parallel processing supercomputer/server networked to a number of high speed graphic workstations. Software capabilities include a suite of Molecular Simulations Inc. commercial packages, an extensive suite of MDL Information Systems Inc. databases and software, including both compound and reaction databases, selected software tools licensed from academic laboratories, as well as proprietary software for ab initio peptide conformation determination. Compounds are then synthesized by a highly skilled team of medicinal chemists.

          Random Library & Selected Library High Throughput Screening. This component utilizes a number of structurally diverse compound libraries from commercial, academic and in-house sources to identify leads in any available assays. Current compound availability is approximately 35,000 individual compounds. Additionally, over 1,000,000 compounds in a computer database in 3D format for structural searching and selection for assay are available to TBC. This database is continually updated to include newly available libraries, as they appear. Assay data is monitored by the MDL software 'Screen,' which permits the integration of chemical and biological data and easy access to SAR relationships.

          Virtual Libraries/Focused Compound Libraries. This component couples structural information with the generation of libraries of related (focused) compounds. Proprietary software written at TBC is used to build a library of virtual compounds (the structures exist only in the computer database), all of which can be produced in approximately three chemical steps from commercial starting materials. These structures can be searched against any three dimensional query, thereby only compounds with preferred configurations will be selected for synthesis. Sets of compounds can be synthesized using a solid-phase combinatorial approach with a Tecan CombiTec synthesizer for bioassay. TBC has recently developed novel synthetic approaches for the synthesis of solid phase libraries of sulfonamides, ureas or carbamates, each of which can be targeted for specific queries.

LICENSES AND PATENTS

     Because of the substantial length of time and expense associated with developing new pharmaceutical products, the biotechnology industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. The Company's policy is to file patent applications to protect technology, inventions and improvements that are important to the development of its business. The Company has 15 pending U.S. patent applications (one of which has been allowed) and nine issued U.S. patents covering compounds including selectin inhibitors, endothelin antagonists and VCAM/VLA-4 antagonists. In addition, the Company has exclusive licenses to three patents covering rational drug design technology. The Company has also filed patent applications in certain foreign jurisdictions covering projects that are the subject of U.S. applications and intends to file additional patent applications as its research projects develop. The Company licensed the U.S. and Canadian rights to NOVASTAN(R) in 1993, which included access to an improved formulation patent granted in 1993 which expires in 2010 and a use patent which expires in 2009. If any of the NOVASTAN(R) patents remain outstanding at the time NOVASTAN(R) receives FDA approval, the Company may apply, under the Waxman/Hatch Act, for up to a five-year extension of one such patent. If all such patents have expired at the time NOVASTAN(R) receives FDA approval, the Waxman/Hatch Act will grant the Company NDA exclusivity for up to five years, during which time the FDA may not accept or approve abbreviated applications for generic variations of NOVASTAN(R). Although the Company believes that the expiration of the NOVASTAN(R) patents will not have a material adverse effect on the commercialization of NOVASTAN(R), there can be no assurance that the Company will be able to take advantage of either the patent term extension or NDA exclusivity provisions of the Waxman/Hatch Act. Moreover, even if the Company receives either a patent term extension or NDA exclusivity, there can be no assurance that generic pharmaceutical manufacturers will not ultimately enter the market and compete with the Company.

     The patent positions of biopharmaceutical firms, including the Company, are uncertain and involve complex legal and factual questions. Consequently, the Company does not know whether any of its applications will result in the issuance of patents or, if any patents are issued, whether they will provide significant proprietary protection or will be circumvented or invalidated. Since patent applications in the U.S. are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, the Company cannot be certain that it was the first creator of inventions covered by its pending patent applications or that it was the first to file patent applications for such inventions. Moreover, the Company may have to participate in interference proceedings declared by the PTO to determine priority of invention, which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. TBC has one interference proceeding pending which involves compounds not currently of commercial interest to TBC. There can be no assurance that the Company's patents, if issued, would be held valid by a court of competent jurisdiction. An adverse outcome could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease using such technology.

     The development of therapeutic products for cardiovascular applications is intensely competitive. Many pharmaceutical companies, biotechnology companies, universities and research institutions have filed patent applications or received patents in this field. Some of these applications or patents may be competitive with the Company's applications or conflict in certain respects with claims made under the Company's applications. Such conflict could result in a significant reduction of the coverage of the Company's patents, if issued. In addition, if patents are issued to other companies that contain competitive or conflicting claims and such claims are ultimately determined to be valid, no assurance can be given that the Company would be able to obtain licenses to these patents at a reasonable cost or develop or obtain alternative technology.

     The Company also relies upon trade secret protection for its confidential and proprietary information. No assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets or disclose such technology, or that the Company can meaningfully protect its trade secrets.

     The Company requires its employees, consultants, members of its scientific advisory board, outside scientific collaborators and sponsored researchers and certain other advisors to enter into confidentiality agreements with the Company that contain assignment of invention clauses. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with the Company is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the employee are the exclusive property of the Company. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for the Company's trade secrets in the event of unauthorized use or disclosure of such information.

GOVERNMENT REGULATION

     Regulation by governmental authorities in the U.S. and other countries will be a significant factor in the production and marketing of any products which may be developed by the Company. The nature and extent to which such regulation may apply to the Company will vary depending on the nature of the specific product. Virtually all of the Company's products will require regulatory approval by governmental agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical and clinical testing and other approval procedures by the FDA and similar health authorities in foreign countries. Various federal statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of such products. The process of obtaining these approvals and the subsequent compliance with appropriate federal and foreign statutes and regulations requires the expenditure of substantial resources.

     The effect of government regulation may be to delay for a considerable period of time or prevent the marketing of any product that the Company may develop and/or to impose costly procedures on the Company's activities, the result of which may be to furnish an advantage to the Company's competitors. Any delay in obtaining or failure to obtain such approvals would adversely affect the marketing of the Company's products and its ability to earn product revenue.

     In order to perform clinical tests and to produce and market products for diagnostic or therapeutic use, a company must comply with mandatory procedures and safety standards established by the FDA, the Health Protection Branch in Canada, and comparable agencies in foreign countries. The FDA requires that before beginning human clinical testing of a potential new drug, a company must file an IND and receive its concurrence. This application is a summary of the preclinical studies that were conducted to characterize the drug, including toxicity and safety studies, as well as an in-depth discussion of the human clinical studies which are being proposed.

     The pre-marketing program required for approval of a new drug typically involves a time-consuming and costly three-phase process. In Phase I, trials are conducted with a small number of patients to determine a drug's early safety profile, the pattern of its distribution and metabolism. In Phase II, trials are conducted with groups of patients afflicted with a target disease in order to determine a drug's preliminary efficacy and optimal dosages and to expand evidence of safety. In Phase III, large scale, multi-center comparative trials are conducted with patients afflicted with a target disease in order to provide enough data for statistical proof of efficacy and safety required by the FDA and others. The FDA closely monitors the progress of each of the three phases of clinical testing and may, in its discretion, reevaluate, alter, suspend or terminate the testing based on the data that have been accumulated to that point and its assessment of the risk/benefit ratio to the patient. Upon completion of such clinical testing, a company typically submits a NDA to the FDA that summarizes the results and observations of the drug during the clinical testing. An NDA prefiling submission of the Chemistry, Manufacturing and Control section may be made prior to the data and other sections of the NDA. Based on its review of the NDA, the FDA will decide whether or not to approve the drug. This review process can be quite lengthy, and approval for the production and marketing of a new pharmaceutical product can require a number of years and substantial funding. There can be no assurance that any approvals will be granted on a timely basis, if at all.

     Once the sale of a product is approved for marketing, FDA regulations govern the production process and marketing activities, and a post-marketing testing and surveillance program may be required to monitor continuously a product's usage and effects. Product approvals may be withdrawn if compliance with regulatory standards is not maintained. Other countries in which any products developed by the Company may be marketed impose a similar regulatory process.

COMPETITION

     General. The development and sale of new drugs for the treatment of cardiovascular diseases is highly competitive and the Company will face intense competition from major pharmaceutical companies and biotechnology companies worldwide. Competition may increase further as a result of advances made in the commercial applicability of technologies and greater availability of capital for investment in these fields. Companies that complete clinical trials, obtain required regulatory approvals and commence commercial sales of their products before their competitors may achieve a significant competitive advantage. In addition, significant research in biotechnology and cardiovascular medicine may occur in universities and other nonprofit research institutions. These entities have become increasingly active in seeking patent protection and licensing revenues for their research results. They also compete with the Company in recruiting talented scientists.

     TBC has developed the PHARMACEUTICAL TOOLBOX(TM) for expediting rational drug design. A number of other biopharmaceutical companies (such as Arris Pharmaceutical Corporation, Vertex Pharmaceutical Incorporated, Agouron Pharmaceuticals, Inc. and BioCyrst Pharmaceuticals, Inc.) use rational drug design as part of their effort to identify novel pharmaceutical agents. Many of these companies have invested considerable resources in developing in-house x-ray crystallography facilities. While proprietary structural information is advantageous -- for example, both endothelin and selectin x-ray structural data have been publicly available for some time -- the conversion of this information to clinical candidates has been the major obstacle to drug discovery. TBC believes that use of the PHARMACEUTICAL TOOLBOX(TM) is a more cost effective method to develop clinical drug candidates in both the endothelin and selectin antagonist areas.

     The Company believes that its ability to compete successfully will depend on its capability to create and maintain scientifically advanced technology, develop proprietary products, attract and retain scientific personnel, obtain patent or other protection for its products, obtain required regulatory approvals and manufacture and successfully market products either alone or through other parties. Many competitors have substantially greater financial, marketing, and human resources than those of the Company. The Company expects to encounter significant competition.

     NOVASTAN(R). Primary competitors for NOVASTAN(R) in the intravenous heparin replacement market are initially expected to be Hirulog (bivalirudin), Revasc (desirudin) and Refludan (lepirudin), manufactured by The Medicine Co., Novartis Pharmaceuticals Corporation ("Novartis") and Hoechst Marion Roussel ("HMR"), respectively. Hirulog and Revasc have completed Phase III clinical trials. Refludan has received approval in Europe for proven Type II heparin associated thrombocytopenia.

     Biogen, the originator of Hirulog, has completed a large Phase III trial on Hirulog which demonstrated improved safety versus heparin but only equal efficacy. As a result of this study, Biogen halted development of Hirulog and outlicensed the compound earlier in 1997 to The Medicine Co. The Company anticipates the Hirulog peptide will have a relatively high cost of goods. An improved manufacturing process for Hirulog with a lower cost of goods has been reported, and may become a competitive factor should the product be approved for marketing.

     A hirudin compound, Refludan (lepirudin), from HMR has received approval in Europe for HITTS. Refludan is also in development as an adjunct to thrombolytic therapy in AMI. Another hirudin compound, Revasc, from Novartis has been studied in two large Phase III trials for acute myocardial infarction and unstable angina. Both trials, TIMI-9 and GUSTO II, were halted in late 1994 due to increased hemorrhagic stroke. Both trials resumed with reduced Revasc dosing. The bleeding complications with Revasc may handicap the product in the marketplace. As a result, development of Revasc for acute coronary syndrome has been halted.

     If either Hirulog, Revasc or Refludan obtains regulatory approval in the U.S. or Canada prior to NOVASTAN(R), these drugs may gain a competitive advantage. Other compounds which may be competitive with NOVASTAN(R) include napsagatran from Roche and inogatran and malagatran from Astra. These compounds are very similar to NOVASTAN(R) and could have similar pharmacologic profiles. Napsagatran is in Phase II trials for various indications including unstable angina. Inogatran has been tested in a Phase II trial for unstable angina. Malagatran is in early clinical development.

     A defibrinogenating snake venom, Arvin (ancrod) from Knoll Pharmaceuticals may be submitted for approval to the FDA for HIT in the near future. This drug, which is available in Canada, is believed to have certain competitive disadvantages including difficulty in dosing, allergic reactions to the medication, limited efficacy and high cost.

     Low Molecular Weight Heparins ("LMWH") are newer forms of heparin and are used in prophylaxis for deep vein thrombosis following orthopedic surgery. Most LMWHs also carry an immunological risk for precipitating HIT, and are contraindicated as therapy in patients with HIT. A low molecular weight heparinoid, Orgaran (danaparoid) from Organon, Inc. has been approved for deep vein thrombosis. Organon, Inc. has conducted trials with this drug in HIT, although the Company is not aware of an FDA filing for HIT.

     Endothelin Receptor Antagonist. TBC 11251 is a small molecule ET(A) receptor antagonist in Phase I clinical trials. A number of other companies including Abbott Laboratories, Knoll Pharmaceuticals, Bristol-Meyers Squibb and Zeneca Pharmaceuticals have ET(A) receptor selective antagonist compounds in Phase I clinical development. An ET(A) receptor selective compound from Parke-Davis is expected to begin Phase I clinical trial in 1997. The Company believes its compounds are competitive with those from the other companies in terms of bioavailability, half life and potency.

     Selectin Antagonist. TBC 1269 is a small molecule selectin antagonist in clinical development. Cytel Corporation has developed Cylexin, a carbohydrate selectin antagonist in development for similar disease targets. This compound has recently completed Phase IIa trials for organ reperfusion injury. Although the results of these trials may negatively impact one of the TBC indications (reperfusion injury), the results should have no impact on TBC 1269's primary indication, asthma. The Company believes TBC 1269 to have advantages over Cylexin in terms of potency and cost of manufacture.

MANUFACTURING AND MARKETING

     TBC relies on its internal resources and third-party manufacturers to produce compounds for preclinical development. Currently, the Company has no manufacturing facilities for either the production of biochemicals or the manufacture of final dosage forms. The Company believes small molecule drugs are less expensive to manufacture than protein-based therapeutics, and that all of its existing compounds can be produced using established manufacturing methods, including traditional pharmaceutical synthesis.

     TBC has established supply arrangements with third-party manufacturers for certain clinical trials and will establish supply arrangements ultimately for commercial distribution, although there can be no assurance that such arrangements will be established on reasonable terms. The Company's long-range plan may involve establishing internal manufacturing of small molecule therapeutics, including the ability to formulate, fill, label, package and distribute its products. Under certain circumstances the Company plans to outsource such manufacturing. However, the Company does not anticipate developing an internal manufacturing capability for some time, nor is it able to determine which of its potential products, if any, will be appropriate for internal manufacturing. The primary factors the Company will consider in making this determination are the availability and cost of third-party sources, the expertise required to manufacture the product and the anticipated manufacturing volume. Pursuant to the SmithKline Agreement, SmithKline has entered into the Mitsubishi Supply Agreement regarding the manufacture and supply of NOVASTAN(R), and the Company will not, therefore, have any direct responsibility regarding the manufacture and supply of NOVASTAN(R) as it relates to the SmithKline Agreement. See "-- Research and Development Collaborations and Licensing Agreements."

     TBC intends to market products for which it gains approval either directly or through co-promotion or other licensing arrangements with large pharmaceutical, biopharmaceutical or biotechnology companies. NOVASTAN(R) will be initially commercialized by SmithKline through a collaboration. In the future, the Company also plans to establish (i) a targeted, hospital-based sales force to sell its compounds and (ii) strategic partner relationships for non-strategic products and for customer groups outside TBC's targeted markets or, in some cases, to co-promote in such markets with partners to optimize the value of its products.

LEGAL PROCEEDINGS

     On November 21, 1994, a class action shareholders' suit was filed in the U.S. District Court for the Southern District of Texas, Houston Division seeking damages in the amount of $16.0 million. Plaintiffs are two individuals who purchased shares of the Company on December 16, 1993 following the Company's Initial Public Offering. In their complaint, plaintiffs have sued the Company, certain members of the board of directors and certain officers alleging violations of Sections 11, 12 and 15 of the Securities Act. Plaintiffs have also named David Blech, D. Blech & Co., Incorporated ("D. Blech & Co.") and Isaac Blech as defendants. On January 23, 1995, the Company and the members of the board of directors filed a motion to dismiss the plaintiffs' complaint pursuant to Rule 9(b) and Rule 12b(6) of the Federal Rules of Civil Procedure. In addition, defendant John Pietruski, chairman of the board of directors, filed a motion to dismiss the plaintiffs' complaint pursuant to Rule 12(b)(2) of the Federal Rules of Civil Procedure. On February 7, 1995, the plaintiffs filed a motion for class certification. The Court denied the motion by the Company and by John Pietruski.

     On March 28, 1995, a second class action shareholders' suit was filed in the U.S. District Court for the Southern District of New York seeking unspecified damages. Plaintiffs are eight individuals who purchased shares in various companies for which D. Blech & Co. acted as an underwriter (or co-underwriter) or marketmaker. In their complaint, the plaintiffs have sued the Company alleging violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder by the Commission. Plaintiffs have named a number of defendants, including David Blech and D. Blech & Co., four individuals, two brokerage firms, one investment management company and ten other companies for which D. Blech & Co. acted as underwriter or marketmaker.

     On August 14, 1995, the Judicial Panel on the Multi-District Litigation ordered that the action filed in the U.S. District Court for the Southern District of Texas, Houston Division be transferred to the U.S. District Court for the Southern District of New York for coordinated or consolidated pretrial proceedings with the action pending there. In light of the transfer and consolidation of the Texas case with similar cases against other companies for which D. Blech & Co. acted as underwriter, the Company requested that the Court in New York reconsider the Texas Court's denial of its motion to dismiss as a part of the New York Court's consideration of similar motions to dismiss filed by those companies. All of these motions were presented to the Court on February 6, 1996. On June 6, 1996, the New York District Court entered two memorandum opinions in the consolidated cases. In one of its opinions, the Court dismissed all of the Exchange Act and common law fraud claims filed against the Company and its officers and directors, but afforded those plaintiffs the right to attempt to preserve those claims by repleading them. The Court ordered that those claims be repleaded no later than July 26, 1996. Plaintiffs did not replead those claims by the deadline, resulting in the dismissal of all claims against the Company in that litigation. In its opinion in the second case, i.e., the case filed on November 21, 1994, the Court granted the Company's and its officers' and directors' motion for reconsideration, but together with all other similar pending motions, denied the requested relief. Pursuant to the court's order, the Company therefore filed an answer in that case. The Company also filed a motion seeking leave of court to prosecute an immediate appeal of the Court's denial of the Company's motion to dismiss. The Court heard argument on that Motion on October 10, 1996. The motion was denied on January 16, 1997. Given the early stage of that case, which is the only remaining litigation against the Company, the Company is unable to evaluate its potential outcome at this time. The Company disputes these claims and intends to contest them vigorously. There can be no assurance, however, that the final disposition of this case will be favorable to the Company.

HAZARDOUS MATERIALS AND ENVIRONMENTAL MATTERS

     The Company's research and development activities involve the controlled use of hazardous and radioactive materials. The Company is subject to federal, state, and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Management believes that the Company is in compliance with such laws, regulations and standards currently in effect and that the cost of compliance with such laws, regulations, and standards will not have a material adverse effect on the Company. The Company does not expect to incur any material capital expenditures for environmental control in the foreseeable future.

FACILITIES

     TBC leases 28,909 square feet of office and laboratory space in Houston, Texas, including a 16,671 square foot laboratory facility and a 3,909 square foot animal facility. The remaining area is being used for clinical development and administrative offices, storage space and additional offices for scientists. The Company's lease expires in December 2000. The Company may require additional space to accommodate future research and laboratory needs as necessary to bring products into development and clinical trials and has an option on additional space in its present facility. The Company believes that these facilities are adequate for its present needs.

EMPLOYEES

     As of June 30, 1997, TBC employed 80 individuals, 67 of whom were engaged directly in research and development activities and 13 in general and administrative positions. None of the Company's employees is represented by a labor union. The Company has experienced no work stoppages and believes that its relations with its employees are good.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company are as follows:

             NAME               AGE                       POSITION
------------------------------  ---    -----------------------------------------------
John M. Pietruski.............  64     Chairman of the Board of Directors
David B. McWilliams...........  54     President, Chief Executive Officer and Director
Richard A. F. Dixon, Ph.D. ...  43     Vice President of Research and Director
Stephen L. Mueller............  49     Vice President of Administration, Treasurer and
                                         Secretary
Richard P. Schwarz, Jr.,
  Ph.D. ......................  46     Vice President of Clinical Development and
                                         Regulatory Affairs
Joseph M. Welch...............  56     Vice President of Business Development
James T. Willerson, M.D. .....  57     Chairman of the Scientific Advisory Board and
                                         Director
Frank C. Carlucci.............  66     Director
Rita R. Colwell, Ph.D.,
  D.Sc........................  62     Director
Robert J. Cruikshank..........  66     Director
James A. Thomson, Ph.D. ......  52     Director

     All directors hold office until the next annual meeting of stockholders of the Company and the election and qualification of their successors. Officers are elected annually by, and serve at the discretion of, the Company's board of directors.

     John M. Pietruski has been chairman of the board of directors of the Company since May 1990. Mr. Pietruski has served as president of Dansara Company, a private investment consulting firm, since 1988. He served as chairman of the board of directors and chief executive officer of Sterling Drug Inc., a pharmaceutical company, from 1985 to 1988 and as president and chief operating officer from 1983 to 1985. Mr. Pietruski currently serves as a director of General Public Utilities Corporation, Hershey Foods Corporation, Lincoln National Corporation and McKesson Corporation. Mr. Pietruski received a B.S. degree with honors in business administration from Rutgers University, where he graduated Phi Beta Kappa.

     David B. McWilliams has served as president and chief executive officer of the Company and as a member of the board of directors since July 1992. Mr. McWilliams served as president, chief executive officer and a director of Zonagen, Inc., a pharmaceutical research company involved in reproductive health, from June 1989 to July 1992 and as president and chief executive officer of Kallestad Diagnostics, a medical diagnostics manufacturing company, from 1984 to 1988. He served as president of E.M. Industries, Harleco Diagnostics Division from 1980 to 1984. Mr. McWilliams has held various executive and senior management positions with Abbott Laboratories, McKinsey & Company and Amoco Chemicals Corporation and currently serves as a director of Structural Bioinformatics, Inc. and Zonagen, Inc. Mr. McWilliams received a B.S. from Washington and Jefferson College in chemistry, graduating magna cum laude and Phi Beta Kappa, and received an M.B.A. from the University of Chicago.

     Richard A.F. Dixon, Ph.D. has been a director of the Company since July 1990. Dr. Dixon served as a scientific director and director of molecular biology of the Company from July 1990 to December 1992, at which time he was appointed vice president of research. From 1988 to July 1990, Dr. Dixon was director and head of molecular biology at Merck Sharp & Dohme Research Laboratories, a division of Merck & Co. In addition, Dr. Dixon serves as a professor of the department of internal medicine at The University of Texas Medical School at Houston. Dr. Dixon is the author or co-author of more than 80 scientific papers and has invented twelve patented therapeutic technologies. He received a B.S. degree from Texas A & M University, graduating cum laude, and received a Ph.D. in virology from the Baylor College of Medicine.

     Stephen L. Mueller has served as vice president of administration since March 1995, as Secretary since May 1994 and as Treasurer since December 1991. From September 1991 to March 1995, Mr. Mueller served as the Company's director of finance and administration. Prior to joining the Company, Mr. Mueller was a financial consultant for wholesale distribution and oil and gas companies. Mr. Mueller was vice president and controller of Bado Equipment Co., Inc. in Houston, Texas from 1976 to 1990. He was associated with Deloitte & Touche, Certified Public Accountants in Houston, Texas from 1973 to 1976. Mr. Mueller received a B.B.A. from The University of Texas at Austin in accounting and is a Certified Public Accountant in the State of Texas.

     Richard P. Schwarz Jr., Ph.D. joined the Company in February 1995 as vice president of clinical and regulatory affairs. From 1993 to December 1994, Dr. Schwarz was executive director of clinical development for Immunomedics, Inc. From 1991 to 1993, he served as senior director of Clinical Development, Astra Pharmaceuticals USA. From 1982 to 1990, Dr. Schwarz held positions of increasing responsibility in the Sterling Research Group of Sterling Drug, Inc. From 1977 to 1982, Dr. Schwarz was on the staff of the National Heart, Lung and Blood Institute of the National Institutes of Health, where he was deputy director of the cardiac diseases program. Dr. Schwarz is the author, co-author, or editor of more than 30 publications and two books, dealing primarily with cardiovascular clinical research and clinical trials methodology. He received a B.S. degree in physics from the State University of New York at Albany and a Ph.D. in physiology and biophysics from Rensselaer Polytechnic Institute.

     Joseph M. Welch joined the Company as vice president of business development in September 1993, after serving as a consultant to the Company from April to August 1993. Prior to joining the Company, Mr. Welch spent 26 years with the Pharmaceutical Division of DuPont and the DuPont Merck Pharmaceutical Company. From January 1991 to February 1993, Mr. Welch was associate director of licensing for DuPont Merck Pharmaceutical Company. Prior to that, Mr. Welch spent seven years in business development. In these positions, he participated in the evaluation and negotiation of a number of major projects, including the DuPont/Merck joint venture. Mr. Welch has an M.B.A. from the University of Denver.

     James T. Willerson, M.D. has served as chairman of the Company's scientific advisory board since January 1990 and has been a director of the Company since May 1990. Dr. Willerson has served as a professor and chairman of the Department of Internal Medicine at The University of Texas Medical School at Houston since 1989. He was chief of cardiology of Parkland Memorial Hospital in Dallas, Texas from 1975 to 1989, director and principal investigator of The University of Texas Southwestern Medical School Ischemic Heart Disease, Specialized Center of Research, in Dallas from 1975 to 1989, director of the cardiology division at The University of Texas Southwestern Medical School from 1977 to 1989, and professor of medicine and professor of radiology from 1979 to 1989. He also served as co-director of the Bugher Molecular Biology and Cardiology Research Center at The University of Texas Health Science Center in Dallas from 1986 to 1989. Dr. Willerson has published more than 600 manuscripts and has been editor or co-editor of eight textbooks. In 1961, Dr. Willerson received a B.A. from The University of Texas at Austin, graduating Phi Beta Kappa. In 1965, he received an M.D. from the Baylor College of Medicine, graduating as a member of Alpha Omega Alpha. Dr. Willerson's medical and cardiology training was undertaken at the Massachusetts General Hospital, Boston, Massachusetts.

     Frank C. Carlucci has served as a director of the Company since May 1990. He has been principally employed as chairman of The Carlyle Group, a private merchant bank, since 1989. Mr. Carlucci served as Secretary of Defense of the U.S. from January 1988 through January 1989. Prior to his appointment as Secretary of Defense, Mr. Carlucci was chairman and chief executive officer of Sears World Trade Inc. from 1986 to 1987, after having served as president and chief operating officer from 1983 to 1984. Mr. Carlucci is also a director of Ashland Inc., Neurogen Corporation, Quaker Oats Co., Kaman Corporation, Northern Telecom, Ltd., SunResorts, Ltd., Westinghouse Electric Corporation, General Dynamics Corporation, Pharmacia & Upjohn, Inc., and BDM International, Inc. Mr. Carlucci is a graduate of Princeton University and attended the Harvard Graduate School of Business Administration.

     Rita R. Colwell, Ph.D., D.Sc. (Hon) has served as a director of the Company since May 1997. She has been president of the University of Maryland Biotechnology Institute since 1991. She also serves as a director of Life Technologies, Inc., Biospherics, Inc. and Dynamac, Inc. From 1987 until 1991 she served as a founding director of the Maryland Biotechnology Institute and was a founding director of the Center for Marine Biotechnology at the University of Maryland. Dr. Colwell held various faculty and director appointments prior to 1987 including vice president for academic affairs, University of Maryland, 1983-1987. Dr. Colwell has served as president of the American Society for Microbiology, the International Union of Microbiological Societies, Sigma Xi, and the American Association for the Advancement of Science (the largest scientific society in the world). Dr. Colwell has served, or is a member of, advisory boards and/or committees for the National Science Foundation, the National Institutes of Health; U.S. Environmental Protection Agency and the Food and Drug Administration. Dr. Colwell graduated from Purdue University in 1956, received an M.S. in Genetics from Purdue in 1958 and a Ph.D. from the University of Washington in 1961.

     Robert J. Cruikshank has served as a director of the Company since May 1993. Mr. Cruikshank was a senior partner at Deloitte & Touche LLP from 1989 until retiring in March 1993. Mr. Cruikshank was a partner, office managing partner and member of the board of directors of the predecessor firms to Deloitte & Touche LLP in Houston from 1968 until 1989. He is a trustee of the Ray C. Fish Foundation and Hermann Hospital. He also serves as a director of Houston Industries Incorporated, American Residential Services, Inc., MAXXAM Incorporated, Compass Bank of Houston, Kaiser Aluminum Corporation, Texas Medical Center, the National Jewish Center for Immunology and Respiratory Medicine, and Weingarten Realty Investors. Mr. Cruikshank received a B.A. in economics and accounting from Rice University and completed the Advanced Management Program at Harvard University.

     James A. Thomson, Ph.D. has served as a director of the Company since May 1994. He has been president and chief executive officer of the RAND Corporation since 1989 and has served the institution in a variety of roles beginning in 1981. The RAND Corporation is a non-profit institution that seeks to improve public policy through research analysis in such areas as national defense, education and health. He also serves as a director of AK Steel Holders Co. From 1977 until 1981, he served on the National Security Council, at the White House. From 1974 until 1977, Dr. Thomson served as an operations research analyst in the Office of the Secretary of Defense, the Pentagon. Dr. Thomson is the author of numerous scholarly articles and reports on defense and scientific subjects. Dr. Thomson graduated from the University of New Hampshire in 1967 and received an M.S. and Ph.D. in Physics from Purdue University.

                             PRINCIPAL STOCKHOLDERS

     The following table presents certain information as of June 30, 1997, as to
(i) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, (ii) each officer named in the Summary Compensation Table and (iii) all directors and executive officers as a group:

                                                                           SHARES BENEFICIALLY
                                                                                 OWNED(1)
                                                                         ------------------------
                           NAME AND ADDRESS                                            PERCENT OF
                       OF BENEFICIAL OWNER(2)(6)                          NUMBER         CLASS
-----------------------------------------------------------------------  ---------     ----------
Larry N. Feinberg (3)..................................................  2,699,424        10.4%
  712 Fifth Avenue, 45th Floor
  New York, New York 10019
Bernard B. Levine, M.D.................................................  1,941,980         7.5%
  c/o Howard S. Breslow, Esq.
  Breslow & Walker
  875 Third Avenue
  New York, New York 10022
Sylamerica, Inc. (4)...................................................  1,428,571         5.5%
  660 White Plains Road, Suite 400
  Tarrytown, New York 10591
David B. McWilliams (5)................................................    428,744         1.6%
Richard A. F. Dixon, Ph.D. (5).........................................    329,770         1.3%
Stephen L. Mueller (5).................................................     66,500            *
Richard P. Schwarz Jr., Ph.D. (5)......................................     54,334            *
Joseph M. Welch (5)....................................................     61,500            *
All directors and executive officers as a group (11 persons)(5)........  1,245,274         4.6%

---------------

 *  Less than 1%

(1) Except as otherwise indicated, all shares are beneficially owned, and the sole investment and voting power is held, by the person named. This table is based on information supplied by officers, directors and principal stockholders and reporting forms, if any, filed with the Securities and Exchange Commission on behalf of such persons.

(2) Unless otherwise indicated, the address of all persons set forth above is 7000 Fannin, Suite 1920, Houston, Texas 77030.

(3) Mr. Feinberg is the deemed beneficial holder of shares of Common Stock held by various partnerships and by managed accounts over which Oracle Investment Management, Inc. has investment discretion.

(4) Sylamerica, Inc., a subsidiary of Synthelabo, holds shares of Common Stock purchased by Synthelabo in October 1994 pursuant to a collaborative agreement with the Company.

(5) Includes 43,380 shares, 428,744 shares, 244,056 shares, 66,500 shares,
    33,667 shares, 61,500 shares, 14,451 shares, 24,513 shares, 5,000 shares,
    20,655 shares and 15,143 shares of Common Stock issuable on exercise of options held by Messrs. Pietruski, McWilliams, Dixon, Mueller, Schwarz, Welch, Willerson, Carlucci, Colwell, Cruikshank and Thomson, respectively. Includes 21,428 shares, 10,000 shares, 85,714 shares, 20,667 shares, 2,000 shares, 85,714 shares held directly by Messrs. Carlucci, Cruikshank, Dixon, Schwarz, Thomson and Willerson, respectively. Also includes 42,857 shares held by the Pietruski Family Partnership, of which Mr. Pietruski is the general partner and 14,285 shares owned by The James T. Willerson Fund, Inc., a not-for-profit corporation, of which Dr. Willerson is the chairman of the board of directors. Includes 5,000 shares issuable on exercise of redeemable common stock purchase warrants held by James A. Thomson.

(6) Does not include shares pursuant to conversion of the 5% Preferred, and Common Stock issuable for dividends thereon since the Common Stock held by the owners of the 5% Preferred together with the Common Stock obtainable upon conversion is less than five percent. As of June 30, 1997, approximately 1.0 million shares would be issuable upon conversion. Since the number of shares is dependent upon the market price of the Common Stock, the amount issuable could be greater in the future should such price decrease.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), for whom Lehman Brothers Inc. and PaineWebber, Incorporated are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement among the Company and the Underwriters (the "Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite the name of such Underwriter below:

                                                                                NUMBER OF
                                   UNDERWRITERS                                  SHARES
    --------------------------------------------------------------------------  ---------
    Lehman Brothers Inc.......................................................
    PaineWebber Incorporated..................................................







                                                                                ---------
              Total...........................................................  5,000,000
                                                                                =========

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares of Common Stock listed above are subject to certain conditions. The Underwriting Agreement also provides that the Underwriters are committed to purchase, and the Company is obligated to sell, all of the shares offered hereby if any of the shares being sold pursuant to the Underwriting Agreement are purchased (without consideration of any shares that may be purchased through the exercise of the Underwriters' over-allotment option).

     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such
price less a concession not in excess of $          per share. The Underwriters
may allow, and such dealers may reallow, a concession to other dealers not in
excess of $          per share. After the public offering of the Common Stock,
the public offering price, the concessions to selected dealers and the reallowance to other dealers may be changed by the Representatives.

     The Company has granted to the Underwriters an option, exercisable during the 45-day period after the date of this Prospectus, to purchase up to 750,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less underwriting discounts and commissions. The Underwriters may exercise such option only to cover over-allotments, if any, incurred in the sales of shares of Common Stock. To the extent the Underwriters exercise such option, each of the Underwriters will become obligated, subject to certain conditions, to purchase such percentage of such additional shares of Common Stock as is approximately equal to the percentage of shares of Common Stock that it is obligated to purchase as shown in the table set forth above.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company and each of its executive officers and directors have agreed not to offer, sell, contract to sell, or grant any option to purchase or otherwise dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for any capital stock of the Company owned by any of them prior to the expiration of 90 days from the date of this Prospectus, except (i) for the shares of Common Stock offered hereby, (ii) with the prior written consent of Lehman Brothers and
(iii) in the case of the Company, for the issuance of shares of Common Stock upon the exercise of options or outstanding warrants or the conversion of the 5% Preferred, or the grant of options to purchase shares of Common Stock.

     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     In addition, if the Representatives over-allot (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus), and thereby create a short position in the Common Stock in connection with this Offering, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Common Stock offered hereby will be passed on for the Company by Porter & Hedges, L.L.P., Houston, Texas. Certain legal matters in connection with the Common Stock offered hereby will be passed on for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company included herein and elsewhere in this Registration Statement have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The statements in this Prospectus under the caption "Risk
Factors -- Uncertainty Regarding Patents and Proprietary Information," and "Business -- Licenses and Patents" and other references herein to intellectual property matters have been reviewed and approved by Dressler, Rockey, Milnamow & Katz, Ltd., Chicago, Illinois, patent counsel for the Company, as experts on such matters, and are included herein in reliance upon that review and approval.

                        TEXAS BIOTECHNOLOGY CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
FINANCIAL STATEMENT
Independent Auditors' Report..........................................................   F-2
Consolidated Balance Sheets...........................................................   F-3
Consolidated Statements of Operations.................................................   F-4
Consolidated Statements of Stockholders' Equity.......................................   F-5
Consolidated Statements of Cash Flows.................................................   F-8
Notes to Consolidated Financial Statements............................................   F-9

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Texas Biotechnology Corporation:

     We have audited the accompanying consolidated balance sheets of Texas Biotechnology Corporation and subsidiary (a development stage enterprise) (the Company) as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996, and for the period from August 2, 1989 (date of incorporation) to December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Texas Biotechnology Corporation and subsidiary (a development stage enterprise) as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, and for the period from August 2, 1989 (date of incorporation) to December 31, 1996, in conformity with generally accepted accounting principles.

                                        KPMG PEAT MARWICK LLP

Houston, Texas
February 21, 1997

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS



                                                   DECEMBER 31,     DECEMBER 31,       JUNE 30,
                                                       1995             1996             1997
                                                   ------------     ------------     ------------
                                                                                      (UNAUDITED)
Current assets:
  Cash and cash equivalents......................  $  5,724,264        2,127,999        1,374,844
  Short term investments.........................     8,195,307       11,262,292        7,919,487
  Short term note receivable.....................       122,500          122,500          122,500
  Prepaids.......................................       554,208          546,752          387,070
  Inventory......................................                             --          167,560
  Other current assets...........................       547,391          602,975        1,262,679
                                                   ------------     ------------     ------------
          Total current assets...................    15,143,670       14,662,518       11,234,140
Equipment and leasehold improvements, at cost
  less accumulated depreciation and amortization
  (note 5).......................................     3,782,829        3,458,012        3,378,806
Other assets.....................................            --           59,591           59,591
                                                   ------------     ------------     ------------
          Total assets...........................  $ 18,926,499       18,180,121       14,672,537
                                                   ============     ============     ============

                                 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...............................  $  1,370,708        1,661,339        2,583,722
  Accrued expenses...............................     1,195,556        2,266,376          509,581
  Deferred revenue (note 8)......................       650,110          625,000          250,000
                                                   ------------     ------------     ------------
          Total current liabilities..............     3,216,374        4,552,715        3,343,303
Commitments and contingencies (notes 6, 8, 9 and
  11)

Stockholders' equity (notes 2, 3 and 6):
  Preferred stock, par value $.005 per share. At
     December 31, 1995 and 1996, 5,000,000 shares
     authorized; none outstanding. At June 30,
     1997, 5,000,000 shares authorized; 4,600
     shares of 5% cumulative convertible issued
     and outstanding.............................            --               --               23
  Common stock, par value $.005 per share. At
     December 31, 1995, 40,000,000 shares
     authorized; 17,439,365 shares issued and
     outstanding. At December 31, 1996,
     75,000,000 shares authorized; 25,490,269
     shares issued and outstanding. At June 30,
     1997, 75,000,000 shares authorized;
     26,003,000 shares issued and outstanding....        87,198          127,451          130,014
  Additional paid-in capital.....................    59,540,730       77,808,331       85,683,271
  Deferred compensation expense..................       (46,177)              --               --
  Deficit accumulated during the development
     stage.......................................   (43,871,626)     (64,308,376)     (74,484,074)
                                                   ------------     ------------     ------------
     Total stockholders' equity..................    15,710,125       13,627,406       11,329,234
                                                   ------------     ------------     ------------
          Total liabilities and stockholders'
            equity...............................  $ 18,926,499       18,180,121       14,672,537
                                                    ===========      ===========      ===========

          See accompanying notes to consolidated financial statements

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                                   AUGUST 2, 1989
                                                                                                                      (DATE OF
                                                                                          SIX MONTHS ENDED         INCORPORATION)
                                                 YEAR ENDED DECEMBER 31,                      JUNE 30,                   TO
                                        -----------------------------------------    --------------------------       JUNE 30,
                                           1994           1995           1996           1996           1997             1997
                                        -----------    -----------    -----------    -----------    -----------    --------------
                                                                                     (UNAUDITED)    (UNAUDITED)     (UNAUDITED)
Revenues:
  Research agreements (note 8)........  $ 4,250,329      6,788,357      5,395,110      3,195,110      1,485,002       17,918,798
  Products and services...............      178,934        217,707          8,939          3,939          4,998          410,578
  Grant revenue.......................      289,522        227,938          1,727          1,727             --          668,951
                                        -----------    -----------    -----------    -----------    -----------       ----------
        Total revenues................    4,718,785      7,234,002      5,405,776      3,200,776      1,490,000       18,998,327
                                        -----------    -----------    -----------    -----------    -----------       ----------
Expenses:
  Research and development............    8,936,004     14,949,822     22,251,895     11,504,545      8,830,365       64,669,915
  Charge for purchase of in-process
    research and development (notes 9
    and 10)...........................    6,404,227      2,061,383             --             --             --        9,465,610
  General and administrative..........    3,992,183      4,693,019      4,067,505      2,124,637      3,071,308       22,543,447
  Restructuring & impairment charges
    (note 10).........................           --        643,750        421,165        421,165             --        1,064,915
                                        -----------    -----------    -----------    -----------    -----------       ----------
        Total expenses................   19,332,414     22,347,974     26,740,565     14,050,347     11,901,673       97,743,887
                                        -----------    -----------    -----------    -----------    -----------       ----------
    Operating loss....................   14,613,629     15,113,972     21,334,789     10,849,571     10,411,673       78,745,560
                                        -----------    -----------    -----------    -----------    -----------       ----------
Other income (expense):
  Interest income.....................    1,011,251      1,200,921        898,039        497,278        323,476        4,440,634
  Interest expense....................       (1,315)        (1,068)            --             --             --          (91,647)
  Other...............................           --             --             --             --         (5,840)          (5,840)
                                        -----------    -----------    -----------    -----------    -----------       ----------
        Total other income
          (expense)...................    1,009,936      1,199,853        898,039        497,278        317,636        4,343,147
        Net loss......................  $13,603,693     13,914,119     20,436,750     10,352,293     10,094,037       74,402,413
        Preferred dividend
          requirement.................           --             --             --             --        847,394          847,394
        Net loss applicable to common
          shares......................  $13,603,693     13,914,119     20,436,750     10,352,293     10,941,431       75,249,807
Net loss per share....................  $      0.97           0.83           0.87           0.46           0.43             6.59
                                        ===========     ==========     ==========     ==========     ==========       ==========
Weighted average common shares used to
  compute net loss per share..........   14,018,269     16,748,995     23,616,033     22,479,819     25,647,058       11,421,006
                                        ===========     ==========     ==========     ==========     ==========       ==========

          See accompanying notes to consolidated financial statements

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
     FOR THE PERIOD AUGUST 2, 1989 (DATE OF INCORPORATION) TO JUNE 30, 1997

                                                                                                           DEFICIT
                                 PREFERRED STOCK          COMMON STOCK                                   ACCUMULATED
                               --------------------   --------------------   ADDITIONAL     DEFERRED     DURING THE
                                 SHARES                 SHARES                PAID-IN     COMPENSATION   DEVELOPMENT
                                 ISSUED     AMOUNT      ISSUED     AMOUNT     CAPITAL       EXPENSE         STAGE        TOTAL
                               ----------   -------   ----------   -------   ----------   ------------   -----------   ----------
Issuance of shares for cash
  pursuant to subscription
  agreements between March and
  April 1990..................                         1,885,700   $9,428        56,572           --             --        66,000
Repurchase and retirement of
  shares (note 2).............                          (107,140)    (536)       (3,214)          --             --        (3,750)
Net loss......................                                --       --            --           --       (692,951)     (692,951)
                               ----------   -------   ----------   -------   ----------   ------------   -----------   ----------
  Balance at December 31,
    1990......................         --       --     1,778,560   $8,892        53,358           --       (692,951)     (630,701)
                               ----------   -------   ----------   -------   ----------   ------------   -----------   ----------
Issuance of shares upon
  conversion of notes payable
  and accrued interest to
  stockholders and related
  trusts......................                           554,355    2,772     1,937,483           --             --     1,940,255
Issuance of common stock and
  warrants through private
  placement,
  net of expenses.............                         6,302,314   31,512    19,310,948           --             --    19,342,460
Net loss......................                                --       --            --           --     (1,799,746)   (1,799,746)
                               ----------   -------   ----------   -------   ----------   ------------   -----------   ----------
  Balance at December 31,
    1991......................         --       --     8,635,229   $43,176   21,301,789           --     (2,492,697)   18,852,268
                               ----------   -------   ----------   -------   ----------   ------------   -----------   ----------
Net loss......................                                --       --            --           --     (4,532,623)   (4,532,623)
                               ----------   -------   ----------   -------   ----------   ------------   -----------   ----------
  Balance at December 31,
    1992......................         --       --     8,635,229   $43,176   21,301,789           --     (7,025,320)   14,319,645
                               ----------   -------   ----------   -------   ----------   ------------   -----------   ----------
Issuance of shares related to
  Genentech license
  acquisition.................                           285,714    1,429       998,571           --             --     1,000,000
Issuance of shares pursuant to
  research and consulting
  agreements..................                             6,999       35        24,465           --             --        24,500
Deferred compensation
  expense.....................                                --       --       287,158     (287,158)            --            --
Compensation expense related
  to certain stock options....                                --       --            --       52,265             --        52,265
Issuance of common stock,
  warrants and underwriter's
  purchase options through
  initial public offering, net
  of expenses.................                         3,550,000   17,750    21,001,399           --             --    21,019,149
Net loss......................                                --       --            --           --     (9,328,494)   (9,328,494)
                               ----------   -------   ----------   -------   ----------   ------------   -----------   ----------
  Balance at December 31,
    1993, carry forward.......         --       --    12,477,942   $62,390   43,613,382     (234,893)    (16,353,814)  27,087,065
                               ==========   =======   ==========   =======   ==========   ============   ===========   ==========

          See accompanying notes to consolidated financial statements

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY, CONTINUED

                                                                                                          DEFICIT
                                PREFERRED STOCK          COMMON STOCK                                   ACCUMULATED
                              --------------------   --------------------   ADDITIONAL     DEFERRED     DURING THE
                                SHARES                 SHARES                PAID-IN     COMPENSATION   DEVELOPMENT
                                ISSUED     AMOUNT      ISSUED     AMOUNT     CAPITAL       EXPENSE         STAGE         TOTAL
                              ----------   -------   ----------   -------   ----------   ------------   -----------   -----------
Balance at December 31,
  1993, brought forward.....          --       --    12,477,942   $62,390   43,613,382     (234,893)    (16,353,814)   27,087,065
                              ----------   -------   ----------   -------   ----------   ------------   -----------   -----------
Issuance of shares related
  to initial public offering
  overallotment.............                            532,500    2,663     3,206,002           --             --      3,208,665
Issuance of common stock to
  former
  ImmunoPharmaceutics'
  shareholders..............                          1,599,958    8,000     5,799,848           --             --      5,807,848
Issuance of common stock to
  former
  ImmunoPharmaceutics'
  shareholders held in
  escrow....................                            999,956       --            --           --             --             --
Issuance of shares for
  common stock option
  exercise..................                                477        2         1,667           --             --          1,669
Issuance of common stock to
  Synthelabo for cash, net
  of expenses...............                          1,428,571    7,143     4,952,948           --             --      4,960,091
Compensation expense related
  to stock options..........                                 --       --            --       95,951             --         95,951
Net loss....................                                 --       --            --           --     (13,603,693)  (13,603,693)
                              ----------   -------   ----------   -------   ----------   ------------   -----------   -----------
  Balance at December 31,
    1994                              --       --    17,039,404   $80,198   57,573,847     (138,942)    (29,957,507)   27,557,596
                              ----------   -------   ----------   -------   ----------   ------------   -----------   -----------
Issuance of common stock to
  former
  ImmunoPharmaceutics'
  shareholders held in
  escrow....................                                 --    5,000     1,404,938           --             --      1,409,938
Issuance of common stock to
  former
  ImmunoPharmaceutics'
  shareholders pursuant to
  issue rights..............                            399,961    2,000       561,945           --             --        563,945
Compensation expense related
  to stock options..........                                 --       --            --       92,765             --         92,765
Net loss....................                                 --       --            --           --     (13,914,119)  (13,914,119)
                              ----------   -------   ----------   -------   ----------   ------------   -----------   -----------
  Balance at December 31,
    1995, carry forward.....          --       --    17,439,365   $87,198   59,540,730      (46,177)    (43,871,626)   15,710,125
                              ==========   =======   ==========   =======   ==========   ============   ===========    ==========

          See accompanying notes to consolidated financial statements

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY, CONTINUED

                                                                                                          DEFICIT
                                  PREFERRED STOCK       COMMON STOCK                                    ACCUMULATED
                                  ---------------   ---------------------   ADDITIONAL     DEFERRED     DURING THE
                                  SHARES              SHARES                 PAID-IN     COMPENSATION   DEVELOPMENT
                                  ISSUED   AMOUNT     ISSUED      AMOUNT     CAPITAL       EXPENSE         STAGE         TOTAL
                                  ------   ------   ----------   --------   ----------   ------------   -----------   -----------
  Balance at December 31, 1995,
    brought forward.............     --       --    17,439,365   $ 87,198   59,540,730      (46,177)    (43,871,626)   15,710,125
                                  ------   ------   ----------   --------   ----------   ------------   -----------   -----------
Issuance of common stock and
  warrants through private
  placement, net of expenses....                     6,550,990     32,754   12,958,327           --             --     12,991,081
Issuance of common stock for
  stock option exercises........                       192,640        963      590,092           --             --        591,055
Issuance of common stock for
  warrant exercises.............                        57,274        286      200,173           --             --        200,459
Issuance of common stock to LG
  Chem for cash, net of
  expenses......................                     1,250,000      6,250    4,519,009           --             --      4,525,259
Compensation expense related to
  stock options.................                            --         --           --       46,177             --         46,177
Net loss........................                            --         --           --           --     (20,436,750)  (20,436,750)
                                  ------   ------   ----------   --------   ----------   ------------   -----------   -----------
  Balance at December 31,
    1996........................     --       --    25,490,269   $127,451   77,808,331           --     (64,308,376)   13,627,406
                                  ------   ------   ----------   --------   ----------   ------------   -----------   -----------
Issuance of common stock for
  stock option exercises
  (unaudited)...................     --       --        13,503         67       24,411           --             --         24,478
Issuance of common stock for
  warrant exercises
  (unaudited)...................     --       --       142,615        713      605,336           --             --        606,049
Issuance of convertible
  preferred stock through
  private placement, net of
  expenses (unaudited)..........  6,000       30            --         --    5,925,239           --             --      5,925,269
Issuance of common stock in lieu
  of board fees (unaudited).....     --       --         1,152          6        5,466           --             --          5,472
Compensation expense related to
  stock option extensions
  (unaudited)...................     --       --            --         --    1,303,094           --             --      1,303,094
Conversion of preferred stock
  into common shares
  (unaudited)...................  (1,400)     (7)      355,461      1,777       11,394           --             --         13,164
Net loss (unaudited)............     --       --            --         --           --           --     (10,094,037)  (10,094,037)
Preferred dividends
  (unaudited)...................     --       --            --         --           --           --        (81,661)       (81,661)
                                  ------   ------   ----------   --------   ----------   ------------   -----------   -----------
  Balance at June 30, 1997
    (unaudited).................  4,600       23    26,003,000    130,014   85,683,271           --     (74,484,074)   11,329,234
                                  ======   =======   =========   ========    =========   ============   ===========    ==========

          See accompanying notes to consolidated financial statements

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                                   AUGUST 2, 1989
                                                                                          SIX MONTHS ENDED            (DATE OF
                                                 YEAR ENDED DECEMBER 31,                      JUNE 30,             INCORPORATION)
                                        ------------------------------------------   ---------------------------         TO
                                            1994           1995           1996           1996           1997       JUNE 30, 1997
                                        ------------   ------------   ------------   ------------   ------------   --------------
                                                                                     (UNAUDITED)    (UNAUDITED)    (UNAUDITED)
Cash flows from operating activities:
  Net loss............................. $(13,603,693)   (13,914,119)   (20,436,750)   (10,352,293)   (10,094,037)    (74,402,413)
  Adjustments to reconcile net loss to
    net cash used in operating
    activities:
    Write-off of deferred offering
      costs related to delayed
      offering.........................           --             --         24,140             --             --         349,078
    Depreciation and amortization......    1,098,602        800,614        759,328        369,612        373,107       4,985,274
    Interest expense converted on notes
      payable..........................           --             --             --             --             --          87,755
    Non cash acquisition costs expensed
      (notes 9 and 10).................    6,404,227      2,061,383             --             --             --       9,465,610
    Expenses paid with stock (note
      3)...............................           --             --             --             --          5,472          29,972
    Compensation expense related to
      stock options (note 3)...........       95,951         92,765         46,177         42,927      1,303,094       1,590,252
    Loss on disposition of fixed
      assets...........................           --             --          7,056             --             --           7,056
    Impairment of intangible assets....           --        643,750             --             --             --         643,750
    Preferred dividends payable not
      included
      in net loss......................           --             --             --             --        (68,497)        (68,497)
Change in operating assets and
  liabilities, net of effect of
  acquisition:
  (Increase) decrease in prepaids......      (15,031)      (108,799)         7,456         58,144        159,682        (209,412)
  (Increase) decrease in receivables...     (125,064)        71,843             --          7,291             --         (90,286)
  (Increase) in other current assets...     (435,682)      (219,601)       (55,584)      (243,175)      (659,704)     (1,370,571)
  (Increase) in other assets...........           --             --        (33,594)            --             --         (33,594)
  (Increase) decrease in inventories...        2,127         59,118             --             --       (167,560)       (106,315)
  Increase (decrease) in current
    liabilities........................     (419,508)     2,010,466      1,361,451        180,799       (834,412)      3,027,187
  Increase (decrease) in deferred
    revenue............................    1,406,829     (2,428,841)       (25,110)      (400,110)      (375,000)     (1,422,122)
                                        ------------   ------------   ------------   ------------   ------------   --------------
        Net cash used in operating
          activities...................   (5,591,242)   (10,931,421)   (18,345,430)   (10,336,805)   (10,357,855)    (57,517,276)
                                        ------------   ------------   ------------   ------------   ------------   --------------
Cash flows from investing activities:
  Purchases of equipment and leasehold
    improvements.......................   (1,169,128)      (199,750)      (494,965)       (66,895)      (293,901)     (8,009,821)
  Proceeds from disposition of fixed
    assets.............................           --             --         27,400             --             --          27,400
  Purchase of short term investments...  (28,472,640)   (23,448,580)   (31,176,391)   (17,548,480)    (7,919,487)    (91,017,098)
  Maturity of short term investments...   10,621,840     33,104,073     28,109,406     10,311,249     11,262,292      83,097,611
  Acquisition of subsidiary, net of
    cash acquired......................     (167,331)            --             --             --             --        (167,331)
                                        ------------   ------------   ------------   ------------   ------------   --------------
    Net cash provided by (used in)
      investing
      activities.......................  (19,187,259)     9,455,743     (3,534,550)    (7,304,126)     3,048,904     (16,069,239)
                                        ------------   ------------   ------------   ------------   ------------   --------------
Cash flows from financing activities:
  Proceeds from notes payable to
    stockholders and related trusts....           --             --             --             --             --       1,852,500
  Proceeds from sale of common stock
    and options and warrant exercises,
    net................................    8,170,427             --     18,307,855     13,548,074        630,527      67,536,418
  Proceeds from sale of preferred
    stock, net.........................           --             --             --             --      5,925,269       5,925,269
  Repurchase of common stock...........           --             --             --             --             --          (3,750)
  Cost of delayed offering.............           --             --        (24,140)            --             --        (349,078)
                                        ------------   ------------   ------------   ------------   ------------   --------------
        Net cash provided by financing
          activities...................    8,170,427             --     18,283,715     13,548,074      6,555,796      74,961,359
                                        ------------   ------------   ------------   ------------   ------------   --------------
    Net increase (decrease) in cash and
      cash equivalents.................  (16,608,074)    (1,475,678)    (3,596,265)    (4,092,857)      (753,155)      1,374,844
Cash and cash equivalents at beginning
  of period............................   23,808,016      7,199,942      5,724,264      5,724,264      2,127,999              --
                                        ------------   ------------   ------------   ------------   ------------   --------------
Cash and cash equivalents at end of
  period............................... $  7,199,942      5,724,264      2,127,999      1,631,407      1,374,844       1,374,844
                                         ===========    ===========    ===========    ===========    ===========   =============
Supplemental schedule of noncash
  financing activities (notes 2 and
  9)................................... $  6,404,227      2,061,383             --             --         13,164      11,419,029
                                         ===========    ===========    ===========    ===========    ===========   =============

          See accompanying notes to consolidated financial statements

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                DECEMBER 31, 1994, 1995, 1996 AND JUNE 30, 1997
      (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTH PERIODS ENDED
                      JUNE 30, 1996 AND 1997 IS UNAUDITED)

(1) ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  (a) Organization

     Texas Biotechnology Corporation (the "Company" or "TBC"), a biopharmaceutical company, applies innovative drug discovery techniques and its specialized knowledge of the role of vascular cell biology in cardiovascular disease to the design and development of novel pharmaceutical compounds. The Company was incorporated in the State of Delaware in 1989.

     During the period from August 2, 1989, (date of incorporation) through March 1990, the Company was largely inactive. Since that time, the Company has been engaged principally in research and drug discovery programs and clinical development of a drug compound. On July 25, 1994, the Company acquired all of the outstanding common stock of ImmunoPharmaceutics, Inc. ("IPI") (now discontinued), a San Diego, California based company, in exchange for Common Stock of the Company. TBC consolidated the IPI operation into TBC in the first half of 1996. (See note 13)

     The Company is presently working on a number of long-term development projects which involve experimental and unproven technology, which may require many years and substantial expenditures to complete, and which may be unsuccessful. To date, other than small amounts of monoclonal antibody compounds and services produced and sold by IPI, the Company has not developed or sold any products, and no assurance can be given that the Company will be able to develop, manufacture or market any products in the future. In addition, no assurance exists that future revenues will be significant, that any sales will be profitable, or that the Company will have sufficient funds available to complete its research and development programs or market any products which it may develop. Accordingly, the Company is considered to be in the development stage as it has not to date derived significant revenues from its planned principal operations.

  (b) Basis of Consolidation

     The Company's consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, IPI. All material intercompany transactions have been eliminated. The Company's consolidated financial statements include the activity related to IPI since August 1, 1994.

  (c) Cash, Cash Equivalents and Short Term Investments

     Cash equivalents are considered to be those securities or instruments with original maturities, when purchased, of three months or less. At June 30, 1997, approximately $280,000 was invested in demand and money market accounts and approximately $1,095,000 was invested in Corporate Commercial Paper. Short term investments are those investments which have an original maturity of less than one year and greater than three months. At June 30, 1997, the Company's short term investments consisted of approximately $967,000 in Government Agency Discount Notes and $6,953,000 in Corporate Commercial Paper. Cash equivalents and short term investments are stated at cost, which approximates market value. Interest income is accrued as earned.

  (d) Equipment and Leasehold Improvements

     Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is provided on the straight-line method over the estimated useful lives of the respective assets (3 to 10 years). Amortization of leasehold improvements is provided on the straight-line method over the remaining minimum lease term.

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  (e) Intangible Assets

     Intangible assets are amortized on a straight line basis over ten years.

  (f) Research and Development Costs

     All research and development costs are expensed as incurred and include salaries of research and development employees, certain rent and related building services, research supplies and services, clinical trial expenses and other associated costs. With respect to research and development, salaries, for the years ended December 31, 1994, 1995 and 1996, totaled approximately $4,841,000, $7,005,000 and $6,233,000, respectively, of which approximately $3,420,000, $5,612,000 and $4,893,000, respectively, was charged to research and development. For the six months ended June 30, 1996 and 1997, and the period from August 2, 1989 (date of incorporation) through June 30, 1997, salaries and benefits totaled approximately $3,482,000, $4,200,000 and $27,486,000, respectively, of which approximately $2,709,000, $2,600,000 and $19,545,000, respectively, was charged to research and development. Payments related to the acquisition of in-process research and development are expensed.

  (g) Loss Per Common Share

     Loss per common share is based upon the loss applicable to common shares after preferred dividend requirements and upon the weighted average of common shares outstanding during the period. Preferred dividend requirements for the six months ended June 30, 1997 included $81,661 of accrued dividends and, pursuant to a Securities and Exchange Commission Staff Position, deemed dividends attributable to the conversion discount factor at issuance of the Preferred Stock of $765,733. For the years ended December 31, 1994, 1995 and 1996, the weighted average common shares used to compute net loss per share totaled 14,018,269, 16,748,995 and 23,616,033, respectively. For the six months ended June 30, 1996 and 1997, and the period from August 2, 1989 (date of incorporation) through June 30, 1997, the weighted average common shares used to compute net loss per common share totaled 22,479,819, 25,647,058 and 11,421,006, respectively. The conversion of securities convertible into Common Stock and the exercise of stock options and warrants were not assumed in the calculation of loss per common share because the effect would have been antidilutive. Shares held in escrow through June 30, 1995, pending satisfaction of certain future conditions, and shares related to contingent stock issue rights related to the IPI acquisition have been excluded from the net loss per share calculation until such shares were released or issued.

  (h) Reclassifications

     Certain reclassifications have been made to prior period financial statements to conform with the June 30, 1997 presentation with no effect on net loss reported.

  (i) Revenue Recognition

     Revenue from grants is recognized as earned under the terms of the related grant agreements. Revenue from service contracts is recognized as the services are performed and/or as milestones are achieved. Revenue from products and services is recognized when the products are shipped or the services are performed. Amounts received in advance of services to be performed under contracts are recorded as deferred revenue.

  (j) Patent Application Costs

     Costs incurred in filing for patents are expensed as incurred.

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  (k) Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

  (l) Accounting Pronouncements

     In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (Statement 121). The Company has adopted the statement effective December 31, 1995. Statement 121 requires that long-lived assets and certain identifiable intangible assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, Statement 121 requires that certain long-lived assets and certain identifiable intangible assets to be disposed of be reported at the lower of carrying amount or fair value less costs to sell. The Company believes the goodwill associated with IPI, $643,750, is impaired due to the decision to cease operations at IPI and the sale of the QED business unit and has recorded a charge to expense during 1995. (See note 13)

     In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" (Statement 123). Statement 123 establishes financial accounting and reporting standards for stock-based employee compensation plans using a fair value based methodology as an alternative to intrinsic value based methodology. In addition, Statement 123 establishes the fair value as the measurement basis for transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The accounting and reporting requirements of Statement 123 are effective beginning January 1, 1996. The Company continues to use the intrinsic value method as allowed by Statement 123 for employee related issuances and has included the disclosure requirements of Statement 123. (See note 3)

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share" (Statement 128), which the Company is required to adopt for both interim and annual periods ending after December 15, 1997. Statement 128 simplifies the EPS calculation by replacing primary EPS with basic EPS. Basic EPS is computed by dividing reported earnings available to common stockholders by the weighted average shares outstanding. Since the Company has incurred net losses in the six months ended June 30, 1997 and 1996, there is no effect on net loss per share as reported.

  (m) Interim Financial Information

     The Consolidated Balance Sheet as of June 30, 1997, and the related Consolidated Statements of Operations for the six month periods ended June 30, 1997 and 1996, and for the period from August 2, 1989 (date of incorporation) through June 30, 1997 and Consolidated Statements of Cash Flows for the six month periods ended June 30, 1997 and 1996, and for the period from August 2, 1989 (date of incorporation) through June 30, 1997, are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of such financial statements have been included. Such adjustments consisted of normal recurring items, except as stated in note 2 below. Interim results are not necessarily indicative of results for a full year.

(2) CAPITAL STOCK

     At June 30, 1997, the Company's authorized capital stock consisted of 75,000,000 shares of Common Stock (in May 1996, the Board of Directors proposed, and stockholders approved, an amendment to the Company's Certificate of Incorporation to increase the authorized number of shares of the Company's

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Common Stock from 40 million shares to 75 million shares), par value $.005 per share, and 5,000,000 shares of Preferred Stock, par value $.005 per share, issuable in one or more series.

     During March and April 1990, 1,885,700 shares of Common Stock were sold pursuant to subscription agreements for $.035 per share. Certain stockholders sold a total of 107,140 shares back to the Company. In addition, certain employees and consultants who purchased stock were granted registration rights in certain circumstances, limited pre-emptive rights and limited rights of co-sale with two principal stockholders.

     During 1991, 6,302,314 shares of Common Stock were sold pursuant to a private placement. Proceeds to the Company were approximately $19.3 million, net of selling expenses. The sales agent, D. Blech & Company, Incorporated ("D. Blech & Co.") (whose sole stockholder was a principal stockholder of the Company), received approximately $2.3 million in commissions and expense reimbursement, and purchased 629,566 warrants for $.035 each. Each warrant entitles the holder to purchase one share of Common Stock at $3.50 per share and expires between August 1, 1998 and October 25, 1998. The warrant holder has certain piggyback and demand registration rights with respect to the warrants and underlying shares. As of December 31, 1996, 261,599 of the 629,566 outstanding warrants for shares of stock were assigned to selected dealers who participated in the private placement and others. A total of 57,274 of these warrants had been exercised as of December 31, 1996.

     Between December 1989 and July 1991, two principal stockholders (and certain related trusts) who were also members of the Board of Directors made loans to the Company totaling $1,852,500. Notes were executed for the loans which carried mandatory conversion provisions. At the time of the 1991 private placement, all principal and accrued interest on such loans, which totaled $1,940,255, was converted into 554,355 shares of Common Stock.

     During May 1993, the Company issued 285,714 shares of Common Stock to Genentech, Inc. (the "Former Licensor") in connection with the Stock Agreement and Sublicense and License Agreement entered into with the Former Licensor on the same date. (See note 9) In August 1993, the Company issued 6,999 shares of Common Stock in connection with certain collaboration and consulting agreements.

     In December 1993, D. Blech & Co. acted as underwriter for an initial public offering of Company securities. Pursuant to this offering, 4,082,500 units were sold including the over-allotment, each unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock. Proceeds to the Company were approximately $24.2 million, net of selling expenses of approximately $3.3 million. The securities included in the unit were transferable only as a unit until November 7, 1994, at such time when the Company separated the unit into its Common Stock and warrant components. The warrants are exercisable at $8.44 per share and expire on December 15, 1998. The warrants are redeemable for $.05 per warrant, at the option of the Company, upon 30 days' prior written notice at any time after the last sale price of the Common Stock has been at least $11.82 for 30 consecutive business days ending within 15 days of the date of the notice of redemption. All of the warrants must be redeemed if any are redeemed. The underwriter received approximately $2.9 million in commissions and expense reimbursement and purchased options to purchase 355,000 units at an exercise price of $11.14. These options were sold by the Company to D. Blech & Co. for $.001 each and expire on December 15, 1998.

     In July 1994, the Company acquired all of the outstanding common stock of IPI in exchange for Common Stock of the Company. TBC issued (i) 1,599,958 shares of Common Stock which was distributed to the existing IPI shareholders, (ii) 999,956 shares of Common Stock, in the names of IPI shareholders that were held in escrow pending satisfaction of certain research and development milestones and released from escrow on June 30, 1995, and (iii) contingent stock issue rights to issue an aggregate of 1,400,000 shares of Common Stock, the conversion of which is pending satisfaction of research and development milestones, in exchange for all the issued and outstanding shares of IPI. On June 30, 1995, the Company issued

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

399,961 shares pursuant to the contingent stock issue rights, upon attainment of certain of the research and development milestones. In conjunction with the acquisition, in addition to granting piggyback registration rights under certain circumstances, the Company has filed a registration statement on Form S-3 covering the resale of the TBC Common Stock, which became effective on December 6, 1995. (See note 13)

     In October 1994, the Company signed a collaborative agreement with Synthelabo, S.A. ("Synthelabo") a French pharmaceutical group. In conjunction with the agreement, Synthelabo purchased 1,428,571 shares of Common Stock for $3.50 per share for a total of $5 million. In addition, the Company has granted demand and piggyback registration rights with respect to such shares under certain circumstances. (See note 8)

     In February 1996, the Company completed a private placement of Common Stock. The Company issued 6,550,990 shares of Common Stock at $2 1/8 per share with proceeds of approximately $13.0 million, net of selling commissions and expenses of approximately $900,000. In accordance with the terms of the offering, the Company filed, pursuant to Rule 415 of the Securities Act of 1933, as amended (the "Securities Act"), a Shelf Registration Statement as to the resale of the shares of Common Stock sold to the purchasers in the private placement which became effective on June 4, 1996. In connection with the private placement, one of the co-exclusive agents, Harris, Webb & Garrison received a $634,630 selling commission, 49,775 warrants with an exercise price of $3.05 per share and no registration rights, and 497,749 warrants with an exercise price of $3.66 per share with the underlying Common Stock being registered, under certain circumstances, on a piggyback basis in the event of a public offering of Common Stock by the Company. The other co-exclusive agent, Aurora Capital Corp. ("Aurora"), received a $124,653 selling commission, 25,587 warrants with an exercise price of $3.36 per share, and 157,350 warrants, of which 8,348 were canceled pursuant to an agreement for services with one of the selected dealers, with an exercise price of $4.58 per share. The Common Stock underlying Aurora's warrants were registered with the Common Stock issued in the private placement. The co-exclusive agents assigned some of these warrants to others.

     On October 10, 1996 the Company signed a strategic alliance agreement and a Common Stock purchase agreement with LG Chemical, Ltd. ("LG Chem"), a Korean corporation. In conjunction with the agreement, LG Chem purchased 1,250,000 shares of Common Stock for $4.00 per share for a total of $5 million. In addition, LG Chem has the option to purchase $5 million of Common Stock on September 30, 1997 or December 31, 1997. LG Chem and TBC must agree on the purchase price or the option cannot be exercised. These shares were issued pursuant to Regulation S under the Securities Act and may not be sold by LG Chem for a period of one year per the agreement. The Company's agents in the contract negotiations received a commission and 113,636 warrants exercisable at $4.40 per share with the resale of the underlying Common Stock being subject to certain piggyback registration rights.

     On March 14, 1997, the Company completed a $6.0 million private placement of 5% Cumulative Convertible Preferred Stock (the "5% Preferred") which provided net proceeds to the Company of approximately $5.8 million. The 5% Preferred is convertible into Common Stock at discounts ranging from 6% to 17% from the average of the daily low trading price of the Common Stock for the ten consecutive trading days immediately preceding the conversion date. A total of 6,000 shares of 5% Preferred were sold at a price of $1,000 per share to two institutional investors. In accordance with the terms of the private placement, the Company filed, pursuant to Rule 415 of the Securities Act, a Shelf Registration Statement as to the resale of the shares of the underlying Common Stock which became effective on May 23, 1997. The 5% Preferred holds preferential rights compared to all other classes of stock regarding dividend payments and liquidation. Dividends have been accrued at the rate of five percent (5%) per annum on the amount of 5% Preferred outstanding during the quarter and are payable quarterly commencing June 30, 1997 when and as declared by the Board of Directors. In accordance with the Certificate of Designations of 5% Cumulative Convertible Preferred, dividends not declared and paid are considered additions to the 5% Preferred amount at the time of conversion and can be paid in Common Stock of the Company at time of conversion. Dividends and the

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

discount related to the conversion of the 5% Preferred has been shown as an increase of net loss applicable to common shareholders. The liquidation preference (which included accrued dividends) amount of the 5% Preferred at June 30, 1997 is $4,668,496. As of June 30, 1997, 1,400 shares of the 5% Preferred and accrued dividends of $13,164 on such shares have been converted into 355,461 shares of Common Stock.

(3) STOCK OPTIONS

     The Company has in effect the following stock option plans:

     The Amended and Restated 1990 Incentive Stock Option Plan ("1990 Plan") allows for the issuance of incentive and non-qualified options to employees, directors, officers, non-employee independent contractors and non-employee directors, pursuant to which 229,756 shares of Common Stock are reserved for issuance out of authorized but unissued shares of the Company.

     The Amended and Restated 1992 Incentive Stock Option Plan ("1992 Plan") allows for the issuance of incentive and non-qualified options to employees, directors, officers, non-employee independent contractors and non-employee directors, pursuant to which 1,549,339 shares of Common Stock are reserved for issuance out of authorized but unissued shares of the Company.

     The Stock Option Plan for Non-Employee Directors ("Director Plan") allows for the issuance of non-qualified options to non-employee directors, pursuant to which 71,429 shares of Common Stock are reserved for issuance out of authorized but unissued shares of the Company to be issued to non-employee members of the Board of Directors of the Company based on a formula.

     The Amended and Restated 1995 Stock Option Plan ("1995 Plan") allows for the issuance of incentive and non-qualified options, shares of restricted stock and stock bonuses to employees, officers, and non-employee independent contractors, pursuant to which 2,000,000 shares of Common Stock are reserved for issuance out of authorized but unissued shares of the Company. The Board of Directors amended the 1995 Plan effective March 4, 1997 to allow 2,000,000 shares to be reserved for issuance, which amendment was approved by stockholders at the annual meeting on May 6, 1997.

     The Amended and Restated 1995 Non-Employee Director Stock Option Plan ("1995 Director Plan") allows for the issuance of non-qualified options to non-employee directors, pursuant to which 298,848 shares of Common Stock are reserved for issuance out of authorized but unissued shares of the Company to be issued to non-employee members of the Board of Directors of the Company based on a formula. In June 1996, the 1995 Director Plan was amended with respect to the election date requirement for a director to request stock in lieu of cash payment of director fees. The Board of Directors amended the 1995 Director Plan effective March 4, 1997 to allow 300,000 shares to be reserved for issuance and also to revise the formula for issuing options. Both amendments were approved by stockholders at the annual meeting on May 6, 1997.

     A summary of stock options as of June 30, 1997, follows:

                          EXERCISE PRICE                                 EXERCISED/                   AVAILABLE
   STOCK OPTION PLANS       PER SHARE       AUTHORIZED    OUTSTANDING      OTHER       EXERCISABLE    FOR GRANT
------------------------  --------------    ----------    -----------    ----------    -----------    ---------
1990 Plan...............   $1.38 - $5.19       285,715       182,622        55,959         172,841       47,134
1992 Plan...............   $1.41 - $5.36     1,700,000     1,333,509       150,661         964,727      215,830
Director Plan...........   $2.40 - $4.54        71,429        42,576            --          38,862       28,853
1995 Plan...............   $1.31 - $5.88     2,000,000     1,202,900            --         225,676      797,100
1995 Director Plan......   $1.38 - $5.19       300,000       135,306         1,152          71,522      163,542
                                            ----------    -----------    ----------    -----------    ---------
          TOTALS                             4,357,144     2,896,913       207,772       1,473,628    1,252,459
                                              ========     =========      ========        ========     ========

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     As of March 4, 1997, the Board of Directors approved increases in the number of shares authorized of 1,000,000 shares in the 1995 Plan and 100,000 shares in the 1995 Director Plan respectively, which were approved by stockholders at the annual meeting on May 6, 1997, and are included above.

     The Company applies APB Opinion 25 and related interpretations on accounting for its plans. The Company has recorded deferred compensation for the difference between the grant price and the deemed fair value for financial statement presentation purposes related to certain options granted in the period subsequent to May 27, 1993 and prior to the initial public offering. Such amount totaled $287,158, of which $92,765 was charged to expense in 1995. The unamortized deferred compensation expense of $46,177 at December 31, 1995 was expensed during 1996. Had compensation costs for the Company's stock-based compensation plans been determined consistent with SFAS No. 123, the Company's proforma net loss and proforma net loss per share for the year ended December 31, 1995 would have been $14,116,842 and $0.84, respectively and for December 31, 1996 would have been $21,057,088 and $0.89, respectively.

     The fair value of options granted during the years ended December 31, 1995 and 1996 for employee services were estimated on the date of grant using the Black-Scholes Pricing Model with the following weighted average assumptions: risk-free interest rate of between 5.82 and 6.65 percent, expected life of between 3 and 8 years, expected volatility of 69 percent and no dividends. There were no options granted for other than employee services.

     A summary of the status of the Company's stock option plans as of December 31, 1995 and 1996 and the changes during the years then ended is presented below:

                                                                         WEIGHTED-AVERAGE
                                                            OPTIONS       EXERCISE PRICE
                                                           ---------     ----------------
        Outstanding at December 31, 1994.................  1,546,800          $ 3.62
        Granted..........................................    717,154            1.51
        Canceled.........................................   (208,523)           3.43
        Exercised........................................         --              --
                                                           ---------
        Outstanding at December 31, 1995.................  2,055,431            2.90
        Granted..........................................    600,102            4.42
        Canceled.........................................   (294,129)           3.52
        Exercised........................................   (192,640)           3.07
                                                           ---------
        Outstanding at December 31, 1996.................  2,168,764          $ 3.22

                                                             DECEMBER 31,     DECEMBER 31,
                                                                 1995             1996
                                                             ------------     ------------
        Weighted-average fair value of options granted during
          the period at an exercise price equal to market at
          issue date.........................................    $ 0.88          $ 2.72

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following tables summarize information about the Company's stock options outstanding as of December 31, 1995 and December 31, 1996, respectively:

                                                              WEIGHTED                              WEIGHTED
                      OPTIONS         WEIGHTED AVERAGE        AVERAGE            OPTIONS            AVERAGE
    OPTION         OUTSTANDING AS        REMAINING         EXERCISE PRICE     EXERCISABLE AS     EXERCISE PRICE
EXERCISE PRICE      OF 12/31/95       CONTRACTUAL LIFE     OF OUTSTANDING      OF 12/31/95       OF EXERCISABLE
--------------     --------------     ----------------     --------------     --------------     --------------
$1.31-$3.50           1,463,029             5.10               $ 2.21             477,225            $ 3.12
$3.59-$5.36             592,402             3.32               $ 4.60             208,833            $ 4.58
                   --------------                                             --------------
$1.31-$5.36           2,055,431             4.59               $ 2.90             686,058            $ 3.56

                                                              WEIGHTED                              WEIGHTED
                      OPTIONS         WEIGHTED AVERAGE        AVERAGE            OPTIONS            AVERAGE
    OPTION         OUTSTANDING AS        REMAINING         EXERCISE PRICE     EXERCISABLE AS     EXERCISE PRICE
EXERCISE PRICE      OF 12/31/96       CONTRACTUAL LIFE     OF OUTSTANDING      OF 12/31/96       OF EXERCISABLE
--------------     --------------     ----------------     --------------     --------------     --------------
$1.31-$3.50           1,238,673             4.39               $ 2.18             727,483            $ 2.56
$3.56-$5.36             930,091             6.53               $ 4.61             241,750            $ 4.94
                   --------------                                             --------------
$1.31-$5.36           2,168,764             5.31               $ 3.22             969,233            $ 3.15

     The fair value of warrants issued during the years ended December 31, 1995 and 1996 for other than employee services were estimated on the date of grant using the Black-Scholes Pricing Model with the following weighted average assumptions: risk-free interest rate of 6.06 percent, expected life of 5 years, expected volatility of 69 percent and no dividends.

     The following table summarizes the status of the Company's warrants as of December 31, 1995 and 1996, and changes during the periods then ended is presented below:

                                                                         WEIGHTED-AVERAGE
                                                         WARRANTS         EXERCISE PRICE
                                                         ---------       ----------------
        Outstanding at December 31, 1994...............  4,712,066            $ 7.78
        Issued.........................................         --                --
        Forfeited......................................         --                --
        Canceled.......................................   (373,633)             3.50
        Reissued.......................................    373,633              3.50
                                                         ---------
        Outstanding at December 31, 1995...............  4,712,066              7.78
        Issued.........................................    844,097              3.89
        Forfeited......................................         --                --
        Canceled.......................................   (124,732)             3.93
        Exercised......................................    (57,274)             3.50
        Reissued.......................................    116,384              3.88
                                                         ---------
        Outstanding at December 31, 1996...............  5,490,541            $ 7.23

                                                     DECEMBER 31, 1995     DECEMBER 31, 1996
                                                     -----------------     -----------------
        Weighted-average fair value of warrants
          issued during the year ended at an
          exercise price equal to market price at
          issue date...............................        $0.00                 $0.00
        Weighted-average fair value of warrants
          issued during the year ended at an
          exercise price less than market at issue
          date.....................................        $0.00                 $2.26
        Weighted-average fair value of warrants
          issued during the year ended at an
          exercise price greater than market at
          issue date...............................        $0.00                 $2.17

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The warrants shown above were issued in connection with equity transactions of the Company and, therefore, there is no effect on net income.

     During December, 1996, the Compensation and Personnel Committee of the Board of Directors authorized the extension of options originally granted for a five year period to ten years upon election by individual option holders. During 1997, option holders elected to extend 1,022,833 options, originally expiring during 1997, 1998, 1999 and 2000, for an additional five years. Accordingly, the Company recorded a non-cash charge of $1,303,094 for the six months ended June 30, 1997 of which $1,149,829 was recorded in the second quarter. Of the total for the six months, approximately $350,000 was charged to research and development and the remainder to general and administrative for the difference between the original option exercise price and fair market value as of the effective date of election.

     In April 1997, 1,152 shares of stock were issued pursuant to the 1995 Director Plan to two directors for board fees in lieu of cash and are included in the amount exercised for that plan.

 (4) INCOME TAXES

     The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     At December 31, 1995 and 1996, and June 30, 1997, the net deferred tax asset totaled approximately $15,355,000, $22,000,000 and $25,568,000, respectively, and was fully reserved. The Company did not incur any tax expense in any year due to operating losses.

     At December 31, 1994, 1995 and 1996, the Company had net operating loss carry forwards of approximately $19,411,000, $28,292,000 and $45,496,000, respectively, for federal income tax return purposes. Utilization of the Company's net operating loss carry forwards is subject to certain limitations due to specific stock ownership changes which have occurred or may occur. To the extent not utilized, the carry forwards will expire during the years beginning 2002 through 2011.

(5) EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Equipment and leasehold improvements consist of the following :

                                             DECEMBER 31, 1995    DECEMBER 31, 1996    JUNE 30, 1997
                                             -----------------    -----------------    -------------
    Laboratory and office equipment........     $ 3,827,643          $ 4,079,728        $  4,373,629
    Leasehold improvements.................       3,701,772            3,701,772           3,701,772
                                             -----------------    -----------------    -------------
                                                  7,529,415            7,781,500           8,075,401
    Less accumulated depreciation and
      amortization.........................      (3,746,586)          (4,323,488)         (4,696,595)
                                             -----------------    -----------------    -------------
                                                $ 3,782,829          $ 3,458,012        $  3,378,806
                                              =============        =============          ==========

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(6) COMMON STOCK RESERVED

     The Company has reserved Common Stock for issuance as of June 30, 1997 as follows:

                Stock option plans..............    4,149,372
                Agreement with Genentech,
                  Inc...........................      285,715
                Warrants issuable under the
                  Genentech Agreement...........      142,858
                Warrants outstanding............    5,347,269
                Underwriters purchase options
                  and related warrants..........      710,000
                IPI acquisition (contingent
                  shares).......................    1,000,000     (see note 13)
                Conversion of Preferred Stock...    2,644,539      (see note 2)
                                                  -----------
                  Total shares reserved.........   14,279,753
                                                   ==========

     In addition to the above, LG Chem has the option to purchase up to $5 million of Common Stock on September 30, 1997 or December 31, 1997. TBC must agree on the purchase price or the option cannot be exercised.

(7) CLINICAL RESEARCH AGREEMENTS

     On February 10, 1995, the Company entered into an agreement with Coromed, Inc. ("Coromed"), a contract research organization, to coordinate the clinical evaluation of NOVASTAN(R) as an adjunct to streptokinase in acute myocardial infarction. Coromed is responsible for managing all aspects of the clinical trial and making all financial remuneration to testing sites. The term of the agreement is 19 months, subject to extension upon the mutual written agreement of both parties. The parties have agreed to a total budget of approximately $3,196,000. Of this amount, $106,000 was paid upon execution of a letter of intent and approximately $450,000 was paid upon execution of the agreement. Subsequent payments will be made monthly on a per patient basis, to a maximum total of approximately $2,490,000. Three additional payments of $50,000 each will be made upon completion of specified tasks by Coromed. In addition, the Company has engaged Coromed to provide various services related to other ongoing NOVASTAN(R) trials being conducted by the Company.

     On May 1, 1996, the Company amended the above agreement with Coromed. The term of the contract was extended to 24 months with an additional cost of $1,200,000.

     On April 1, 1995, the Company entered into an agreement with Coromed for data management services for the clinical trial related to use of NOVASTAN(R) in patients with heparin-induced thrombocytopenia ("HIT"). The term of the agreement is 17 months, subject to extension upon the mutual written agreement of both parties. The parties have agreed to a total budget of $245,295. Of this amount, $24,530 was paid upon execution of the contract. Subsequent payments will be paid upon completion of certain tasks. In addition, the Company has engaged Coromed to provide various services related to other ongoing NOVASTAN(R) trials being conducted by the Company.

     On June 1, 1995, the Company entered into an agreement with Coromed to coordinate the clinical evaluation of NOVASTAN(R) as an adjunct to t-PA in acute myocardial infarction. Coromed is responsible for managing all aspects of the clinical trial and making all financial remuneration to testing sites. The term of the agreement is 16 months, subject to extension upon the mutual written agreement of both parties. The term of the contract expired on October 1, 1996, but was extended on April 11, 1997 for one year through September 30, 1997 or until all services detailed in the original contract are completed. The parties have agreed to a total budget of $961,659. Of this amount, $44,000 was paid upon execution of a letter of intent and

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

$138,566 was paid upon execution of the agreement. Subsequent payments will be made monthly on a per patient basis, to a maximum total of approximately $734,000. Three additional payments of $15,000 each will be made upon completion of specified tasks by Coromed.

     On July 1, 1995 the Company entered into an agreement with Coromed for program management services and clinical monitoring services for a clinical trial comparing the efficacy and safety of NOVASTAN(R) versus Arvin(R) in patients with HIT or HIT with thrombosis syndrome ("HITTS"). The original term of the agreement was 15 months, and was extended until March 31, 1997. The parties have agreed to a total budget of $409,270 including the extension. Of this amount, $30,000 was paid upon execution of a letter of intent. Subsequent payments will be paid upon completion of certain tasks.

(8)  RESEARCH AGREEMENTS

     During September 1993, IPI entered into an agreement to provide research and development services, over a period of 30 months to Eisai Co., Ltd. ("Eisai"). The agreement guaranteed $3,900,000 in contract research funding and allowed for additional amounts to be received upon the attainment of certain milestones. In addition, the contract provided for an extension for up to two additional years at the sole discretion of Eisai, if TBC received written notification from Eisai in September 1995. Eisai did not send written notification extending the contract. The agreement provides for payment of royalties under certain conditions. As of December 31, 1995, the total $3,900,000 in contract payments had been received, of which approximately $400,000 was included in current deferred revenue at December 31, 1995. On August 10, 1995, IPI received a $2,000,000 milestone payment from Eisai, which was recognized as income in the third quarter. In conjunction with the agreement, IPI remunerated a former director of the Company as a third party consultant under an agreement which provides for compensation based upon cash received from Eisai pursuant to the Eisai agreement. The agreement expired in March 1996.

     On October 11, 1994, the Company signed a collaborative agreement with Synthelabo to develop and market compounds for vascular proliferative disease derived from the Company's research programs. Upon consummation of the transaction, Synthelabo purchased 1,428,571 shares of Common Stock for $3.50 per share for a total of $5 million becoming the Company's largest shareholder at that time and paid the Company a non-refundable licensing fee of $3 million. In addition, Synthelabo committed to pay $3 million annually in research payments (payable in quarterly installments of $750,000). Beginning October 31, 1996, the parties to the agreement agreed to revise the terms of the payment for the third year to be $750,000, which amount has already been paid. No such payments will be made in 1997. Synthelabo has agreed, upon the achievement of certain milestones, to make further payments of up to $3 million per year for up to $18 million in total. Synthelabo has the right to terminate the agreement any time on or after October 15, 1997 for any reason and either party has the right to terminate the contract for breach of any material obligation. If Synthelabo exercises this termination right, the license granted to Synthelabo will terminate and TBC will pay Synthelabo a royalty on net sales of any products sold in a certain territory (Europe, Middle East, Africa and countries of the former Soviet Union) for a period of time. In addition, Synthelabo may, at its option, require that the technology be transferred to and the development program be conducted by a joint venture owned by TBC and Synthelabo should "net worth" of TBC, as defined in the agreement, be less than $5 million as of the end of any calendar quarter during the term of the agreement. For the years ended December 31, 1995 and December 31, 1996, TBC received $3 million related to the Synthelabo agreement. In exchange for the above consideration, Synthelabo has received an exclusive license to manufacture, use, and sell any products generated from the research, in Europe, the Middle East, Africa and the countries of the former Soviet Union. The first quarterly research payment of $750,000 was received on October 31, 1994, of which $500,000 was recognized in 1994. During the year ended December 31, 1996, research payments of $3,000,000 were received of which $2,625,000 was recognized as income during the year. As of December 31, 1996, $625,000 is included in current deferred revenue. As of June 30, 1997, $375,000 has been recognized as revenue and

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

$250,000 is included in current deferred revenue. Synthelabo will pay royalties to TBC, based on the net sales in those geographic areas covered in the agreement.

     During 1995 and 1997, the Company and Synthelabo mutually agreed to exchange certain clinical data with regard to NOVASTAN(R). Additionally, during 1996, the Company signed two agreements with Synthelabo with respect to the supply of information related to certain clinical studies of NOVASTAN(R). Over the term of the agreements as certain milestones are met, Synthelabo has committed to pay TBC up to $2,920,000. These payments are dependent on rate of enrollment in certain clinical studies, the completion of certain clinical studies and date of completion of certain clinical studies. As of December 31, 1996 and June 30, 1997, TBC has recognized approximately $2.3 million and $2.4 million, respectively, of revenue related to these agreements. Synthelabo is the licensee for NOVASTAN(R) in certain territories other than those which were sublicensed to TBC.

     On October 10, 1996, the Company signed a strategic alliance agreement with LG Chem to develop and market compounds derived from the Company's endothelin receptor and selectin antagonist programs for certain disease indications. Upon consummation of the transaction, LG Chem purchased 1,250,000 shares of Common Stock for $4.00 per share for a total of $5 million. LG Chem has committed to pay $10.7 million in research payments. Of this amount, $1.1 million has been paid and $1.0 million will be paid on December 31, 1997 and on each of June 30 and December 31 of 1998, 1999 and 2000, and $1.3 million will be paid on June 30 and December 31, 2001. LG Chem has the right to terminate future research payments if TBC fails to meet certain agreement milestones, which milestones will be established by the parties in accordance with the agreement. LG Chem will pay royalties to TBC, based on net sales, in those geographic areas covered by the agreement, which include Korea, China, India and certain other Asian countries, excluding Japan. The Company will pay its agents in the contract negotiations with LG Chem a commission on all consideration received including a royalty on net sales.

(9) LICENSE AGREEMENT

     TBC has entered into an agreement with Mitsubishi Chemical Corporation ("Mitsubishi") to license Mitsubishi's rights and technology relating to NOVASTAN(R) and to license Mitsubishi's own proprietary technology developed with respect to NOVASTAN(R) (the "Mitsubishi Agreement"). Under the Mitsubishi Agreement, the Company has an exclusive license to use and sell NOVASTAN(R) in the U.S. and Canada for specified indications. The Company is required to pay Mitsubishi specified royalties on net sales of NOVASTAN(R) by the Company and its sublicensees after its commercial introduction in the U.S. and Canada. Either party may terminate the Mitsubishi Agreement on 60 days notice if the other party defaults in its material obligations under the agreement, declares bankruptcy or is insolvent, or if a substantial portion of its property is subject to levy. Unless terminated sooner pursuant to the above described termination provisions, the Mitsubishi Agreement expires on the later of termination of patent rights in a particular country or 20 years after first commercial sale of products. Under the Mitsubishi Agreement, TBC has access to an improved formulation patent granted in 1993 which expires in 2010 and a use patent which expires in 2009. In conjunction with the Mitsubishi Agreement, a consulting firm involved in negotiations related to the agreement will receive a percentage of net sales received as a result of the agreement.

     Mitsubishi further agreed to supply the Company with its requirements of bulk NOVASTAN(R) throughout the term of the Mitsubishi Agreement for TBC's clinical testing and commercial sales of NOVASTAN(R) in the U.S. and Canada. In the event Mitsubishi should discontinue the manufacture of NOVASTAN(R), Mitsubishi and TBC have agreed to discuss in good faith the means by which, and the party to whom, NOVASTAN(R) production technology will be transferred. The transferee may be a person or entity other than TBC. At present, Mitsubishi is the only manufacturer of NOVASTAN(R). Should Mitsubishi terminate or default in its supply commitment, there can be no assurance that alternate sources of bulk

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOVASTAN(R) will be available to the Company at reasonable cost, if at all. If such alternate sources of supply (see note 15) are unavailable or uneconomic, the Company's results of operations would be materially adversely affected.

     In exchange for the license to the Former Licensor's NOVASTAN(R) technology, TBC issued the Former Licensor 285,714 shares of Common Stock and agreed to issue (i) an additional 214,286 shares of Common Stock within 10 days after acceptance of the filing of the first New Drug Application ("NDA") with the FDA for NOVASTAN(R), and (ii) an additional 71,429 shares of Common Stock to the Former Licensor within 10 days after the FDA's first approval of an NDA for NOVASTAN(R). The Company has also agreed to grant the Former Licensor a warrant to purchase an additional 142,858 shares of Common Stock at an exercise price of $14.00 per share, subject to adjustment, within ten days of acceptance of the filing of the first NDA for NOVASTAN(R) with the FDA. If the Company is unable to issue any of the additional shares of Common Stock or the warrant to the Former Licensor due to circumstances beyond the Company's control, the Company has agreed to pay the Former Licensor, in lieu thereof, an amount equal to the value of the securities plus interest from May 27, 1993 at the prime rate plus one percent, compounded annually. The value of the Common Stock is deemed to be $7.00 per share, which represents the cash consideration the Company will be obligated to pay to the Former Licensor as liquidated damages, and the value of the warrants is to be determined by appraisal, based on the warrants' market value. The Company will not be required to make any cash payment if both of the filing and approval of the NDA do not occur. TBC has also granted the Former Licensor demand and piggyback registration rights with regard to shares of Common Stock issued to the Former Licensor.

     During the third quarter of 1997, the Company sublicensed certain rights to NOVASTAN(R) to SmithKline Beecham plc ("SmithKline"). (see note 15) In conjunction with this agreement, the Company agreed to make certain payments to Mitsubishi, to pay an additional royalty to Mitsubishi beginning January 1, 2001 and to provide access to certain NOVASTAN(R) clinical data to Mitsubishi in certain circumstances.

(10) 401(K) PLAN

     The Company adopted a 401(k) plan which became effective on September 1, 1993. Under the plan, all employees with three months of service are eligible to participate in the plan and may contribute up to 15 percent of their compensation, with a maximum of $9,500 per employee in 1996. At the present time, no matching contributions have been authorized by the Board of Directors. Costs associated with administering the plan totaled approximately $10,000 in 1996. During 1995, the existing 401(k) plan of IPI was merged into the Company's plan.

(11) COMMITMENTS AND CONTINGENCIES

  (a) Employment Agreements

     Since inception, the Company has entered into employment agreements with certain officers and key employees. The Company has signed agreements with five of its officers to provide certain benefits in the event of a "change of control" as defined in these agreements and the occurrence of certain other events. The agreements provide for a lump-sum payment in cash equal to eighteen
(18) months to three (3) years of annual base salary and annual bonus, if any. The base salary portion of the agreements would aggregate approximately $1.6 million at current rate of compensation. In addition, the agreements provide for gross-up for certain taxes on the lump-sum payment, continuation of certain insurance and other benefits for periods of eighteen (18) months to three (3) years and reimbursement of certain legal expenses in conjunction with the agreements. These provisions are intended to replace compensation continuation provisions of any other agreement in effect for an officer if the specified event occurs.

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  (b) Lease Agreements

     The Company has renegotiated its noncancelable lease agreement which began December 1, 1990 for its facilities in Houston, Texas and executed a new lease agreement in 1995. The new lease was effective January 1, 1995 and calls for a lease term of six years at an annual rate of $706,663 for 1995 and $712,449 for 1996 through December 2000 subject to adjustments based on certain variable building operating expenses. The Company subsequently amended the lease effective for the period from October 1, 1996 through June 30, 1997 to include additional expansion space for research and development. For the years ended December 31, 1994, 1995 and 1996, rent and related building services totaled approximately $1,416,000, $1,218,000 and $1,025,000, respectively, of which approximately $1,225,000, $1,076,000 and $924,000, respectively, was charged to research and development expense.

     Total committed lease payments from January 1, 1997 through December 31, 2000 equal $2,849,796. The Company has also committed to pay for seventy-four parking spaces during the lease at the facility established rate charged which currently approximates $45,000 per annum. The lease also includes a provision for the Company to pay certain additional charges to obtain utilities and building services during off-business hours. Currently, the amount of these charges is approximately $250,000 per annum, payable in monthly installments. These charges are subject to annual adjustments based on the local consumer price index. Should the Company terminate the use of non-standard services, an additional amount of up to $4,167 per month shall be due in addition to base rent on the remaining lease payments through December 2000. In addition, the lease grants certain credits to rent and utilities which at December 31, 1996 totaled approximately $225,000, and which will be amortized on a straight line basis over the lease term.

     The Company leases certain scientific equipment and computer hardware and software. These have been classified as operating leases. The future minimum lease payments for noncancelable equipment leases are $45,310 and $3,776 for the years ended December 31, 1997 and 1998. For the year ended December 31, 1996, lease expenses totaled $114,321.

  (c) Legal Proceedings

     On November 21, 1994, a class action shareholders' suit was filed in the United States District Court for the Southern District of Texas, Houston Division seeking damages in the amount of $16 million. Plaintiffs are two individuals who purchased shares of the Company on December 16, 1993 following the Company's initial public offering. In their complaint, plaintiffs have sued the Company, certain members of the board of directors and certain officers alleging violations of Sections 11, 12 and 15 of the Securities Act. Plaintiffs have also named David Blech, D. Blech & Co. and Isaac Blech as defendants. On January 23, 1995, the Company and the members of the board of directors filed a motion to dismiss the plaintiffs' complaint pursuant to Rule 9(b) and Rule 12b(6) of the Federal Rules of Civil Procedure. In addition, defendant John Pietruski, Chairman of the Board of Directors, filed a motion to dismiss the plaintiffs' complaint pursuant to Rule 12(b)(2) of the Federal Rules of Civil Procedure. On February 7, 1995, the plaintiffs filed a motion for class certification. The Court denied the motion by the Company and by John Pietruski.

     On March 28, 1995, a second class action shareholders' suit was filed in the United States District Court for the Southern District of New York seeking unspecified damages. Plaintiffs are eight individuals who purchased shares in various companies for which D. Blech & Co. acted as an underwriter (or co-underwriter) or marketmaker. In their complaint, the plaintiffs have sued the Company alleging violations of Section 10(b) of the Securities Exchange Act of 1934, as Amended (the "Exchange Act") and Rule 10b-5 promulgated thereunder by the Securities and Exchange Commission (the "Commission"). Plaintiffs have named a number of defendants, including David Blech and D. Blech & Co., four individuals, two brokerage firms, one investment management company and ten other companies for which D. Blech & Co. acted as underwriter or marketmaker.

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     On August 14, 1995, the Judicial Panel on The Multi-District Litigation ordered that the action filed in the United States District Court for the Southern District of Texas, Houston Division be transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pretrial proceedings with the action pending there. In light of the transfer and consolidation of the Texas case with similar cases against other companies for which D. Blech & Co. acted as underwriter, the Company requested that the Court in New York reconsider the Texas Court's denial of its motion to dismiss as a part of the Court's consideration of similar motions to dismiss filed by those companies. All of these motions were presented to the Court on February 6, 1996. On June 6, 1996, the New York District Court entered two memorandum opinions in the consolidated cases. In one of its opinions, the Court dismissed all of the Exchange Act and common law fraud claims filed against the Company and its officers and directors, but afforded those plaintiffs the right to attempt to preserve those claims by repleading them. The Court ordered that those claims be repleaded no later than July 26, 1996. Plaintiffs did not replead those claims by the deadline, resulting in the dismissal of all claims against the Company in that litigation. In its opinion in the second case, i.e., the case filed on November 21, 1994, the Court granted the Company's and its officers' and directors' motion for reconsideration, but together with all other similar pending motions, denied the requested relief. Pursuant to the court's order, the Company therefore filed an answer in that case. The Company also filed a motion seeking leave of court to prosecute an immediate appeal of the Court's denial of the Company's motion to dismiss. The Court heard argument on that Motion on October 10, 1996. The motion was denied on January 16, 1997. Given the early stage of that case, which is the only remaining litigation against the Company, the Company is unable to evaluate its potential outcome at this time. The Company disputes these claims and intends to contest them vigorously. There can be no assurance, however that the final disposition of this case will be favorable to the Company.

(12) SHORT TERM NOTE RECEIVABLE

     On April 12, 1994, the Company loaned $350,000 to D. Blech & Co. in exchange for a non-interest bearing promissory note of even amount. The loan represented advance payment of a success fee pursuant to a consulting agreement with D. Blech & Co. payable in connection with the IPI acquisition (note 13). As of December 31, 1996, $227,500 of the fee had been earned. The remaining amount of the note would have been considered earned as fees upon issuance of the remaining Company stock related to the IPI acquisition upon the satisfaction of the conditions to issuance. Since the conditions of issuance were not met, the remaining $122,500 is due and payable.

(13) ACQUISITION OF IMMUNOPHARMACEUTICS, INC.

     On July 25, 1994, the Company acquired all of the outstanding common stock of IPI in exchange for Common Stock of the Company. TBC issued (i) 1,599,958 shares of Common Stock which was distributed to the existing IPI shareholders,
(ii) 999,956 shares of Common Stock in the names of IPI shareholders that was held in escrow pending satisfaction of certain research and development milestones and released from escrow on June 30, 1995, and (iii) contingent stock issue rights to issue an aggregate of 1,400,000 shares of Common Stock, the conversion of which is pending satisfaction of research and development milestones, in exchange for all the issued and outstanding shares of IPI (after conversion of the IPI Series A and Series B Preferred Stock and all options and warrants). On June 30, 1995, the Company issued 399,961 shares pursuant to the contingent stock issue rights, upon attainment of certain research and development milestones.

     The acquisition of IPI was accounted for under the purchase method of accounting. The aggregate purchase price (consisting of the fair value of non-contingent TBC shares issued, transaction expenses and liabilities assumed) was allocated to the tangible and intangible assets acquired based on their estimated fair value as of the date of the acquisition. The Common Stock issued on July 25, 1994 was valued at $3.63 per share which was derived by discounting the value of the TBC shares without the attached warrant on July 25,

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

1994. The Common Stock issued on June 30, 1995 and the Common Stock released from escrow was valued at $1.41 per share which was derived by discounting the value of the TBC shares on June 30, 1995. During the second quarter of 1995, the Company charged $1,973,883 to in-process research and development expense which represented the value of the 1,399,917 shares of TBC Common Stock (including 999,956 shares released from escrow and 399,961 shares issued pursuant to the contingent stock issue rights) given as consideration for acquired technology. The value of the remaining shares issuable upon conversion of the contingent stock issue rights will be determined when the research and development milestones are met by IPI, if ever, and additional in-process research and development expense will be recorded at such time. As of December 31, 1996, the Company had determined that the contractual requirements for issuance of additional shares pursuant to the contingent stock issue rights had not been met. The Company has received notification from the committee representing former IPI shareholders that it does not agree with this determination. Any further discussion would be by arbitration pursuant to the Acquisition Agreement.

     The following is an allocation of the purchase price to the tangible and intangible assets acquired based on their estimated fair value as of the date of the IPI acquisition:

Common Stock issued to IPI shareholders on July
  25, 1994.......................................  $5,807,848
Common Stock released from escrow on June 30,
  1995...........................................   1,409,938
Common Stock issued pursuant to contingent stock
  issue rights on June 30, 1995..................     563,945
Costs and expenses of acquisition................     461,368
Liabilities assumed..............................   1,738,238
                                                   ----------
          Total purchase price...................  $9,981,337
                                                   ==========
Current assets...................................  $  457,263
Equipment, furniture and fixtures and leasehold
  improvements...................................     308,464
Intangible assets................................     750,000
In-process research and development..............   8,465,610
                                                   ----------
                                                   $9,981,337
                                                   ==========

     The Company consolidated the IPI operation into TBC's in the first half of 1996. The Company believes that $643,750 of goodwill was impaired due to the decision to cease operations at IPI and the sale of the QED business unit and has charged it to expense in the year ended December 31, 1995. The restructuring costs associated with the consolidation of the IPI operation were approximately $421,000 and were expensed in 1996. These costs included waste disposal, future lease commitments, severance pay and related taxes.

(14) ASSET SALE

     On October 2, 1995, IPI sold the assets of a division, QED, which manufactures and sells monoclonal antibodies. The buyer was QED Bioscience, Inc., a California corporation ("QEDB"), owned by Dr. Edward T. Maggio, an officer of QEDB, two former IPI employees and two other individuals. The Company received $150,000 in cash, payment for certain prepaid items and inventory and royalty payments of $30,000 to be paid at the rate of $10,000 per year. Five IPI employees that were assigned to QED resigned and are now employed by QEDB. The divestiture of the QED assets will have no material future impact on the operations of the Company.

     During the fourth quarter of 1996, the Company concluded an agreement with Structural BioInformatics, Inc. ("SBI"), wherein the Company received 468,334 shares of common stock of SBI in exchange for certain assets and use of a portion of facilities and equipment. The common stock was valued at $59,591 which is comprised of $25,997 in net book value of assets given up and $33,594 representing the value of facilities and

                 TEXAS BIOTECHNOLOGY CORPORATION AND SUBSIDIARY
                        (A DEVELOPMENT STAGE ENTERPRISE)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

equipment use provided. Pursuant to the agreement, the Company has the right to certain databases developed by SBI. Dr. Maggio is an officer of SBI.

(15) SUBSEQUENT EVENTS

     In connection with TBC's development and commercialization of NOVASTAN(R), in August 1997, TBC entered into a Product Development, License and CoPromotion Agreement with SmithKline Beecham plc (the "SmithKline Agreement") whereby SmithKline was granted exclusive rights to work with TBC in the development and commercialization of NOVASTAN(R) in the U.S. and Canada for specified indications. The SmithKline Agreement provides that SmithKline will pay $8.5 million in upfront license fees and up to $20 million in additional milestone payments based on the clinical development and FDA approval of NOVASTAN(R) for the HIT/HITTS and AMI indications. SmithKline has also agreed to provide 60% of the funding for clinical trials for the HIT/HITTS and AMI indications. The parties have also formed a joint development committee to analyze the development of additional NOVASTAN(R) indications to be funded 60% by SmithKline except for certain Phase IV trials which shall be funded entirely by SmithKline. Pursuant to the Mitsubishi Agreement, TBC and SmithKline must make a determination as to their desire to pursue the stroke indication by December 1998. SmithKline has the exclusive right to commercialize all products arising out of the collaboration, subject to the obligation to pay royalties on net sales to TBC and to the rights of TBC to copromote these products through its own sales force in certain circumstances. TBC will retain the rights to any indications which SmithKline determines it does not wish to pursue, subject to the requirement that TBC must use its own sales force to commercialize any such indications. Any indications which TBC elects not to pursue will be returned to Mitsubishi. In conjunction with the SmithKline Agreement, a consulting firm involved in negotiations related to the agreement will receive a percentage of all consideration received by TBC as a result of the agreement.

     At present, Mitsubishi is the only manufacturer of NOVASTAN(R), and has entered into the Mitsubishi Supply Agreement with SmithKline to supply NOVASTAN(R) in bulk in order to meet SmithKline's and TBC's needs under the SmithKline Agreement. Should Mitsubishi fail during any consecutive nine-month period to supply SmithKline at least 80% of its requirements, and such requirements cannot be satisfied by existing inventories, the Mitsubishi Supply Agreement provides for the nonexclusive transfer of the production technology to SmithKline. If SmithKline cannot commence manufacturing of NOVASTAN(R) or alternate sources of supply are unavailable or uneconomic, the Company's results of operations would be materially and adversely affected.

     The SmithKline Agreement generally terminates on a country by country basis upon the earlier of the termination of TBC's rights under the Mitsubishi Agreement, the expiration of applicable patent rights or, in the case of royalty payments, the commencement of substantial third-party competition. SmithKline also has the right to terminate the agreement on a country by country basis by giving TBC at least three months written notice at any time before SmithKline first markets products in that country based on a reasonable determination by SmithKline that the commercial profile of the product in question would not justify continued development in that country. SmithKline has similar rights to terminate the SmithKline Agreement on a country by country basis after marketing has commenced. In addition, either party may terminate the SmithKline Agreement on 60 days notice if the other party defaults in its obligations under the agreement, declares bankruptcy or is insolvent.

     In connection with the execution of the SmithKline Agreement, an affiliate of SmithKline purchased 176,992 shares of TBC's Common Stock for $1.0 million and agreed to purchase, at TBC's option, an additional $2.0 million in Common Stock anytime before August 5th, 1998, based on the average trading price for the Common Stock for the period beginning 10 days before and ending on the 9th day after TBC's exercise of the option. TBC granted limited piggyback registration rights regarding these shares which expire when the shares may be sold pursuant to Rule 144(k) under the Securities Act.

                                    GRAPHICS

         The graphic depicts an anatomical side view of a human body reflecting the areas effected by the indications of the Company's endothlin receptor antagonist compounds including: (i) the brain -- stroke, subarachnoid hemorrhage; (ii) the heart -- congestive heart failure, myocardial infarction, atherosclerosis; (iii) the kidneys -- acute renal failure; (iv) the peripheral circulation hypertension; and (v) the lungs -- pulmonary hypertension, chronic obstructive pulmonary disease.

==============================================================================

  No dealer, sales person or any other person has been authorized to give any information or to make any representations not contained in this Prospectus, and, if given or made, such other information and representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                          ---------------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
Available Information....................     3
Incorporation of Certain Documents by
  Reference..............................     3
Prospectus Summary.......................     4
Risk Factors.............................     8
Use of Proceeds..........................    15
Price Range of Common Stock..............    16
Dividend Policy..........................    16
Capitalization...........................    17
Dilution.................................    18
Selected Financial Data..................    19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................    20
Business.................................    24
Management...............................    42
Principal Stockholders...................    45
Underwriting.............................    46
Legal Matters............................    47
Experts..................................    47
Index to Consolidated Financial
  Statements.............................   F-1

==============================================================================

==============================================================================

                                5,000,000 SHARES

                    [TEXAS BIOTECHNOLOGY CORPORATION LOGO]

                        TEXAS BIOTECHNOLOGY CORPORATION

                                  COMMON STOCK
                          ---------------------------

                                   PROSPECTUS
                                          , 1997

                          ---------------------------
                                LEHMAN BROTHERS

                            PAINEWEBBER INCORPORATED

==============================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The Registrant estimates that expenses in connection with the offering described in this Registration Statement will be as follows:

    Commission registration fee...............................................  $  8,617
    National Association of Securities Dealers, Inc. fee......................     3,344
    AMEX listing fees.........................................................    17,500
    Legal fees and expenses...................................................   150,000
    Accounting fees and expenses..............................................    50,000
    Printing expenses.........................................................   100,000
    Blue sky fees and expenses (including legal fees).........................    10,000
    Transfer agent and registrar fees and expenses............................     5,000
    Miscellaneous.............................................................     5,539
                                                                                --------
              Total...........................................................  $350,000
                                                                                ========

     All such expenses are estimated except for the Commission registration fee, the National Association of Securities Dealers, Inc. fee and the AMEX listing fee.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the DGCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action.

     In an action brought to obtain a judgment in the corporation's favor, whether by the corporation itself or derivatively by a stockholder, the corporation may only indemnify for expenses, including attorney's fees, actually and reasonably incurred in connection with the defense or settlement of such action, and the corporation may not indemnify for amounts paid in satisfaction of a judgment or in settlement of the claim. In any such action, no indemnification may be paid in respect of any claim, issue or matter as to which such person shall have been adjudged liable to the corporation except as otherwise approved by the Delaware Court of Chancery or the court in which the claim was brought. In any other type of proceeding, the indemnification may extend to judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with such other proceeding, as well as to expenses (including attorneys' fees).

     The statute does not permit indemnification unless the person seeking indemnification has acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of criminal actions or proceedings, the person had no reasonable cause to believe his conduct was unlawful. There are additional limitations applicable to criminal actions and to actions brought by or in the name of the corporation. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made (i) by a majority vote of a quorum of disinterested members of the board of directors, (ii) by independent legal counsel in a written opinion, if such a quorum does not exist or if the disinterested directors so direct, or (iii) by the stockholders.

     As permitted by the DGCL, the Company's Bylaws provide that it will indemnify the directors, officers, employees and agents of the Company against certain liabilities that they may incur in their capacities as directors, officers, employees and agents. Furthermore, the Company's Certificate of Incorporation, as amended, indemnifies the directors, officers, employees, and agents of the Company to the maximum extent permitted by the DGCL. The Company has also entered into Indemnification Agreements with its officers and directors providing for indemnification to the maximum extent permitted under the DGCL. The Company has director and officer liability insurance policies that provide coverage of up to $5.0 million except that no current coverage is provided for any liabilities arising from the existing lawsuits. The existing lawsuits are covered under prior policies.

ITEM 16. EXHIBITS

        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------
          1.1+           -- Form of Underwriting Agreement
          2.1*           -- Plan and Agreement of Merger, dated June 17, 1994, among the Company, TBC Acquisition Company No. 1 and certain
                            major shareholders of ImmunoPharmaceutics, Inc.
                            (Incorporated by reference to Exhibit A to the Company's
                            Form 8-K (File No. 0-20117) filed with the Commission on
                            October 5, 1994, as amended.)
          4.1            -- Article Fourth and Ninth of the Certificate of
                            Incorporation, as amended (Incorporated by reference to
                            Exhibit 3.1 to the Company's Form 10 (File No. 0-20117)
                            effective June 26, 1992, as amended.)
          4.2            -- Article Fourth of the Amendment to the Certificate of
                            Incorporation dated November 30, 1993 (Incorporated by
                            reference to Exhibit 3.4 to the Company's Form 10-Q (File
                            No. 0-20117) filed with the Commission on November 14,
                            1994.)
          4.3            -- Article Fourth of the Amendment to the Certificate of
                            Incorporation dated May 20, 1994 (Incorporated by
                            reference to Exhibit 3.5 to the Company's Form 10-Q (File
                            No. 0-20117) filed with the Commission on November 14,
                            1994.)
          4.4            -- Article Fourth of the Certificate of Amendment of
                            Certificate of Incorporation (Incorporated by reference
                            to Exhibit 3.6 to the Company's Form 10-Q (File No.
                            1-12574) for the quarter ended June 30, 1996.)
          4.5            -- Article II of the Amended and Restated By-laws
                            (Incorporated by reference to Exhibit 3.7 to the
                            Company's Form 10-Q (File No. 1-12574) for the quarter
                            ended September 30, 1996.)
         5+              -- Opinion of Porter & Hedges, L.L.P. with respect to
                            legality of the securities, including consent.
         23.1            -- Consent of KPMG Peat Marwick LLP
         23.2+           -- Consent of Porter & Hedges, L.L.P. (included in Exhibit
                            5)
         23.3            -- Consent of Dressler, Rockey, Milnamow & Katz, Ltd.
         24              -- Power of Attorney (included on signature page hereto)
         27.1            -- Financial Data Schedule for 1996 (Incorporated by
                            reference to Exhibit 27 to the Company's Form 10-K for
                            the year ended December 31, 1996.)
         27.2            -- Financial Data Schedule for the three months ended March
                            31, 1997 (Incorporated by reference to Exhibit 27 to the
                            Company's Form 10-Q for the quarter period ended March
                            31, 1997.)

---------------

+ To be filed by amendment.

* The Company has omitted certain portions of this agreement in reliance on Rule 24b-2 under the Securities and Exchange Act of 1934, as amended.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes that: (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston and State of Texas on the 13th day of August, 1997.

                                            TEXAS BIOTECHNOLOGY CORPORATION

                                            By:   /s/ DAVID B. MCWILLIAMS
                                              ----------------------------------
                                                     David B. McWilliams
                                                President and Chief Executive
                                                            Officer

                               POWER OF ATTORNEY

     Each of the undersigned directors and officers of Texas Biotechnology Corporation hereby constitutes and appoints David B. McWilliams and Stephen L. Mueller and each of them (with full power to act alone), as true and lawful attorneys in-fact and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned in our capacity as directors and officers, to sign and file with the Securities and Exchange Commission under the Securities Act any and all amendments and exhibits to this Registration Statement, any registration statement filed pursuant to Rule 462(b) of the Securities Act and deemed part of this Registration Statement, and any and all applications, instruments and other documents to be filed with the Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons and in the capacities indicated on the 13th day of August, 1997.

                      SIGNATURE                                              TITLE
                      ---------                                              -----
                /s/ JOHN M. PIETRUSKI                    Director, Chairman of the Board of Directors
-----------------------------------------------------
                  John M. Pietruski

               /s/ DAVID B. MCWILLIAMS                      Director, President and Chief Executive
-----------------------------------------------------                       Officer
                 David B. McWilliams                             (Principal Executive Officer)

            /s/ RICHARD A.F. DIXON, PH.D.                    Director, Vice President of Research
-----------------------------------------------------
              Richard A.F. Dixon, Ph.D.

               /s/ STEPHEN L. MUELLER                          Vice President of Administration
-----------------------------------------------------               Secretary and Treasurer
                 Stephen L. Mueller                      (Principal Financial and Accounting Officer)

            /s/ JAMES T. WILLERSON, M.D.                         Director and Chairman of the
-----------------------------------------------------              Scientific Advisory Board
              James T. Willerson, M.D.

                /s/ FRANK C. CARLUCCI                                      Director
-----------------------------------------------------
                  Frank C. Carlucci

          /s/ RITA R. COLWELL, PH.D. D.SC.                                 Director
-----------------------------------------------------
            Rita R. Colwell, Ph.D., D.Sc.

              /s/ ROBERT J. CRUIKSHANK                                     Director
-----------------------------------------------------
                Robert J. Cruikshank

             /s/ JAMES A. THOMSON, PH.D.                                   Director
-----------------------------------------------------
               James A. Thomson, Ph.D.

                                 EXHIBIT INDEX

      EXHIBIT
        NO.                                   DESCRIPTION OF EXHIBIT
-------------------- ------------------------------------------------------------------------

         1.1+        -- Form of Underwriting Agreement
         2.1*        -- Plan and Agreement of Merger, dated June 17, 1994, among the Company,
                        TBC Acquisition Company No. 1 and certain major shareholders of
                        ImmunoPharmaceutics, Inc. (Incorporated by reference to Exhibit A to the Company's Form 8-K (File No. 0-20117) filed with the Commission on October 5, 1994, as amended.)
         4.1         -- Article Fourth and Ninth of the Certificate of Incorporation, as
                        amended (Incorporated by reference to Exhibit 3.1 to the Company's
                        Form 10 (File No. 0-20117) effective June 26, 1992, as amended.)
         4.2         -- Article Fourth of the Amendment to the Certificate of Incorporation
                        dated November 30, 1993 (Incorporated by reference to Exhibit 3.4 to the Company's Form 10-Q (File No. 0-20117) filed with the Commission on November 14, 1994.)
         4.3         -- Article Fourth of the Amendment to the Certificate of Incorporation
                        dated May 20, 1994 (Incorporated by reference to Exhibit 3.5 to the
                        Company's Form 10-Q (File No. 0-20117) filed with the Commission on
                        November 14, 1994.)
         4.4         -- Article Fourth of the Certificate of Amendment of Certificate of
                        Incorporation (Incorporated by reference to Exhibit 3.6 to the
                        Company's Form 10-Q (File No. 1-12574) for the quarter ended June 30,
                        1996.)
         4.5         -- Article II of the Amended and Restated By-laws (Incorporated by reference to Exhibit 3.7 to the Company's Form 10-Q (File No.
                        1-12574) for the quarter ended September 30, 1996.)
        5+           -- Opinion of Porter & Hedges, L.L.P. with respect to legality of the securities, including consent.
        23.1         -- Consent of KPMG Peat Marwick LLP
        23.2+        -- Consent of Porter & Hedges, L.L.P. (included in Exhibit 5)
        23.3         -- Consent of Dressler, Rockey, Milnamow & Katz, Ltd.
        24           -- Power of Attorney (included on signature page hereto)
        27.1         -- Financial Data Schedule for 1996 (Incorporated by reference to
                        Exhibit 27 to the Company's Form 10-K for the year ended December 31,
                        1996.)
        27.2         -- Financial Data Schedule for the three months ended March 31, 1997
                        (Incorporated by reference to Exhibit 27 to the Company's Form 10-Q for the quarter period ended March 31, 1997.)

---------------

+ To be filed by amendment.

* The Company has omitted certain portions of this agreement in reliance on Rule 24b-2 under the Securities and Exchange Act of 1934, as amended.